UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      PHAGE THERAPEUTICS INTERNATIONAL INC.
                      -------------------------------------
                 (Name of small business issuer in its charter)




        Florida                                                91-1930691
  ----------------------                                       ----------
  (State or jurisdiction                                    (I.R.S. Employer
   of incorporation or                                     Identification No.)
     organization)



        19017 120th Avenue NE, Suite 102
             Bothell, Washington                                 98011
------------------------------------------------             -------------
 (Address of principal executive offices)                      (Zip Code)


Issuer's telephone number: (425) 481-6255
                           --------------


Securities to be registered under Section 12(b) of the Act: NONE

      Title of each class                   Name of each exchange on which
      to be so registered                   each class is to be registered

   ---------------------------              ------------------------------

   ---------------------------              ------------------------------




Securities to be registered under Section 12(g) of the Act:


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
            --------------------------------------------------------
                                (Title of class)



                                TABLE OF CONTENTS



ITEM 1.  DESCRIPTION OF BUSINESS..................................................................................1

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION...............................................13

ITEM 3.  DESCRIPTION OF PROPERTY.................................................................................19

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..........................................19

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.........................................22

ITEM 6.  EXECUTIVE COMPENSATION..................................................................................25

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..........................................................28

ITEM 8.  LEGAL PROCEEDINGS.......................................................................................28

ITEM 9.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS..........................................28

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.................................................................29

ITEM 11. DESCRIPTION OF SECURITIES...............................................................................35

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS...............................................................40

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.............................................................40

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE....................41

ITEM 15. FINANCIAL STATEMENTS ...................................................................................42

ITEM 16. INDEX TO EXHIBITS ......................................................................................84







FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), including, but not limited to statements related to the business objectives and strategy of Phage. Such forward-looking statements are based on current expectations, estimates and projections about Phage's industry, management beliefs, and certain assumptions made by management of Phage. Words such as"anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates,"variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward- looking statements. The PSLRA does not apply to initial public offerings. Factors that could cause actual events or results to differ materially include, among others, the following: the early state of development of Phage, reliance on officers and directors, ability to attract and retain qualified personnel, dependence on collaborative arrangements and errors in anticipating its need for capital. See, "Management's Discussion and Analysis or Plan of Operation" on page 13.

ITEM 1.  DESCRIPTION OF BUSINESS

Background of Phage


Phage Therapeutics International Inc. ("Phage" or the "Company")) was originally incorporated in the State of Florida on July 8, 1997, under the name All Products Distribution, Corp. All Products Distribution, Corp. was founded with the specific intent of opening salons offering services such as manicures, pedicures, facials and hairstyling. This business venture was not successful and was not continued by previous management. On August 19, 1998, under its present management, All Products Distribution, Corp. changed its name to Phage Therapeutics International Inc. Phage switched its focus to biotechnology when it decided to pursue the acquisition of Phage Therapeutics, Inc. ("Phage Therapeutics"). Phage Therapeutics was incorporated in the State of Washington on December 24, 1996. The principal executive offices of Phage are located at 19017 120th Avenue NE, Bothell, Washington 98011 and Phage's telephone number is
(425) 481-6255.


Phage is an emerging biotechnology company that, through its controlling interest in Phage Therapeutics, a bio-pharmaceutical corporation, is focused on the discovery, development and regulatory approval of bacteriophage-based therapeutic products for the treatment of certain antibiotic-resistant infections and other bacterial infectious diseases. Bacteriophage (phage or phage therapeutic agents) are bacterial viruses that infect and destroy bacteria. A bacteriophage virus infects a host bacterial cell by attaching itself to the bacterial cell surface and then injecting its viral nucleic acid into the bacterial cell. Hundreds of new bacteriophage viruses are formed within the bacterial cell as the virus replicates. The bacterial cell is subsequently destroyed, releasing the newly formed bacteriophage viruses to infect additional bacterial cells. This process is repeated within the bacterial population about every 20 minutes until the bacteria are eliminated. Bacteriophage are highly specific, with each kind of bacteriophage typically infecting only one bacterial species.

In other words, Phage is focused on developing  bacterial viruses that will help
individuals   infected  with   bacteria   that  are  resistant  to   traditional
antibiotics.


Phage has acquired approximately 88% of the issued and outstanding share capital of Phage Therapeutics through a combination of purchasing 632,000 shares of common stock directly from Phage Therapeutics and through a completion of a series of share exchange agreements, in March and April of 1999, with individual stockholders in which a total of 6,022,425 shares of Phage was issued in exchange for 10,191,000 shares of Phage Therapeutics. The total issued and outstanding shares of Phage Therapeutics is 12,312,000. All of the stockholders who participated in the share exchange received their stock through Regulation D, Rule 504. Phage is in the process of acquiring an additional 812,000 shares of Phage Therapeutics, Inc. in a series of share exchange agreements for a total ownership position of 92% of Phage Therapeutics, Inc. The Company intends to acquire 100% of Phage Therapeutics, Inc. through exercise of its statutory right of acquisition provided under the Washington Business Corporation Act Title 23B of the Revised Code of Washington.

The conversion ratio in the individual share exchange agreements varied depending on the amount of initial investment per share made by each individual. Stockholders who had founder shares received a 1-to-4 conversion ratio for their initial investment of $0.02 per share in Phage Therapeutics. Stockholders who had initially invested $1.00 per share received a conversion ratio of 1-to-1. Stockholders who had initially invested $0.20 per share received a conversion ration of 2-to-1. Stockholders who had initially invested $0.02 per share received a conversion ratio of 3.5-to-1. The following is a table of the shareholders, the number of shares held in Phage Therapeutics, the conversion to Phage shares and the conversion ratio.





                                 Number of Phage          Shares Converted to
                           Therapeutics Inc. shares       Phage Therapeutics
   Shareholder                     Purchased              International, Inc.       Conversion Ratio
                                                               Shares
   -----------                     ---------              -------------------       ----------------

Vimmy Inc.                         150,000                     600,000                      1:4
Caorral Enterprises, Ltd.          50,000                      200,000                      1:4
Emerald International              250,000                     1,000,000                    1:4
Barrington Holdings Ltd.           50,000                      200,000                      1:4
Graham Hughes                      20,000                      5,714                        3.5:1
Douglas Cochrane                   25,000                      7,142                        3.5:1
Ricardo Requena                    1,330,000                   380,000                      3.5:1
Auron 2000, Inc.                    1,600,000                  457,143                      3.5:1
Monika Kosaristanova               10,000                      2,857                        3.5:1
Source Consulting                  25,000                      7,142                        3.5:1
International, Inc.
Caorral Enterprises Ltd.           1,871,000                   598,857                      (1,571,000 at 3.5:1 & 300,000 at 2:1

Vimmy, Inc.                        1,050,000                   450,000                      (350,000 at 3.5:1 & 700,000 at 2:1)

Barrington Holdings Ltd.           1,015,000                    493,571                     (450,000 at 3.5:1,
                                                                                            400,000 at 2:1 & 165,000 at 1:1)

Tradewinds Investments             300,000                     128,571                      (240,000 at 3.5:1 &
Ltd.                                                                                        60,000 at 1:1)

Storytellers Groups                120,000                     105,714                      (100,000 at 1:1 & 20,000 at 3.5:1)


Roesalare Corporation              400,000                     135,714                      2:1
Emerald International              650,000                     325,000                      2:1
Bolivar Longines S.A.              350,000                     175,000                      2:1
Konrad Bartelski                   150,000                     75,000                       2:1
Richard C. Honour                  200,000                     100,000                      2:1




                                        2





Colony Investments Ltd.            100,000                     100,000                      1:1
John Thompson                      25,000                      25,000                       1:1
Robert Zuk                         50,000                      50,000                       1:1
Lance Dunlap                       100,000                     100,000                      1:1
Bonnie Lindros                     50,000                      50,000                       1:1
Carl Lindros                       100,000                     100,000                      1:1
Theodore Sarniak                   100,000                     100,000                      1:1
Terra Resource                     50,000                      50,000                       1:1
Management Ltd.
          Total                    10,191,000                  6,022,425




Business of the Issuer

Business Strategy
-----------------

Phage's initial business strategy is to increase its share holdings in Phage Therapeutics. The resulting combined corporate entity intends to establish itself as a leader in the discovery, development and regulatory approval of bacteriophage-based therapeutic products for the treatment of certain antibiotic resistant and other bacterial infectious diseases. Phage will subsequently manufacture and seek regulatory approval for its bacterial virus products through Phase II Clinical trials (clinical trials). Once clinical trials have commenced, Phage then plans to enter agreements with pharmaceutical companies to achieve marketing, sales and distribution of the resulting pharmaceutical products. Discussions regarding such agreements have not yet been initiated.


Phage intends to enter agreements with major pharmaceutical or biotechnology companies that are in the business of marketing, sales and distribution of antibacterial products, such as antibiotics or other antibacterial agents. The Company does not intend to sell its discoveries to these third parties, rather Phage intends to license the successful product lines to these third parties for the marketing, sales and distribution of its products. At present, the Company has not identified, nor approached any specific potential pharmaceutical or biotechnology companies because the Company feels it is too early to do so. Phage believes the appropriate time to approach specific potential pharmaceutical or biotechnology companies that are in the business of marketing, sales and distribution of antibacterial products would be after substantial preclinical safety and efficacy data are accrued on the Company's first product candidate (see "Initial Product Line" on page 4), which is estimated to be by the last quarter of 2001.


To the Company's knowledge, there are presently no bacteriophage-based products that have been approved by the US Food and Drug Administration ("US FDA").

Demonstrated Need for Bacteriophage Therapeutic Products
--------------------------------------------------------

In recent years the advances of the antibiotic era, barely 60 years old, are being dissipated quickly by the rapid emergence of multi-drug resistance among common bacteria (Bug Bytes, Vol 2 (13), October 4, 1995, website:
http://www.ccm.lsumc.edu/BugBytes/bb-v2n13.htm). Physicians now face the challenge of safely and effectively treating patients with serious bacterial infections. An example is the emergence of new strains of bacteria which may cause community-acquired or hospital-acquired infections, and that are resistant to many antibiotics used currently in clinical practice (New and Reemerging Infectious Diseases: a global crisis and immediate threat to the nation's health, American Society for Microbiology, January 17, 1999: 1-11 or at http://www.asmusa.org/pasrc/pdfs/newandre.pdf). The prevalence of multi-drug resistance among bacteria has grown substantially in many regions in the United

States since the 1980's, rendering many of the most commonly used antibiotics as ineffective (Multiple-Antibiotic-Resistant Pathogenic Bacteria, New Engl. J. Med 1994; Vol 330 (1): 1247). By 1997, strains of bacteria with reduced susceptibility to common antibiotics were reported from Japan to the United States (Emerging Infectious Diseases, Vol.6, No.6, November-December 2000 & Vol.5, No.1, January-February 1999) As a result, bacterial resistance to antibiotics may now be considered as one of the major public health threats of the new century (Multiple-Antibiotic-Resistant Pathogenic Bacteria, New Engl. J. Med 1994; Vol 330 (1): 1247-1251).

For example, Staphylococcus aureus, often referred to simply as "Staph" is a bacteria commonly found on the skin of healthy people. Occasionally, staph can get into the body and cause an infection. This infection can be minor (such as pimples, boils, and other skin conditions) or serious (such as blood infections or pneumonia) (New and Reemerging Infectious Diseases: a global crisis and immediate threat to the nation's health, American Society for Microbiology, January 17, 1999, or at http://www.asmusa.org/pasrc/pdfs/newandre.pdf). According to an article written by H.C. Neu and published in the journal Science in 1992, more than 95% of patients with Staph infections worldwide do not respond to first-line antibiotics such as penicillin or ampicillin ("The crisis in antibiotic resistance."257: 1064-72). Methicillin is an antibiotic commonly used to treat staph infections. Although methicillin is very effective in treating most staph infections, some staph bacteria have developed resistance to methicillin and can no longer be killed by this antibiotic. These resistant bacteria are called methicillin-resistant Staphylococcus aureus, or MRSA (Bug
Bytes,      Vol      2      (13),      October      4,      1995,       website:
http://www.ccm.lsumc.edu/BugBytes/bb-v2n13.htm) . The Center fo Disease Control ("CDC") describes MRSA as usually developing in hospital patients who are elderly or very sick, or who have an open wound (such as a bedsore) or a tube (such as a urinary catheter) going into their body. MRSA can be found on the skin, in the nose, and in blood and urine. See the website of the Center for Disease Control (CDC) at http://www.cdc.gov. for more information. MRSA has become increasingly prevalent since the 1980s and is now endemic in most hospitals and even epidemic in some, with resistance in approximately 30% of all Staph infections (Boyce JM. Increasing prevalence of methicillin-resistant Staphylococcus aureus in the United States. Infect Control Hosp Epidemiol 1990:
11: 639-42). According to the Center for Disease Control A precise number is not known, but according to some estimates as many as 80,000 patients a year get an MRSA infection after they enter the hospital (Naxocomial enterococci resistant to vancomycin - United States, 1989-1993. MMWR Morb Mortal Wkly Rep 1993; 42:
597-9). At this time, vancomycin is the only drug that can consistently treat MRSA (Levy, Stuart, The Challenge of Antibiotic Resistance, Scientific American 1998; 0398. See also http://www.sciam.com/1998/0398issue/0398levy.html). Some large U.S. hospitals spend 10 to 15 percent of their total pharmacy budget on vancomycin alone, to treat infections caused by MRSA (Multiple-Antibiotic-Resistant Pathogenic Bacteria, New Engl. J. Med, 1994; Vol 330 (1): 1248). This adds an estimated minimum of $4.5 billion to the cost of health care in the United States each year (Multiple-Antibiotic-Resistant Pathogenic Bacteria, New Engl. J. Med 1994; Vol 330 (1): 1248). However, beginning in 1989, hospitals have reported a rapid increase in vancomycin resistant bacteria (Multiple-Antibiotic-Resistant Pathogenic Bacteria, New Engl.
J. Med 1994; Vol 330 (1): 1248). This is an example of just one bacteria that Phage Therapeutics is currently researching to develop a bacterial virus to combat this multidrug resistance.

Initial Product Line
--------------------

Presently, Phage Therapeutics is developing three bacteriophage product candidates that demonstrate significant activity against antibiotic-resistant forms of Staph and other Staph species commonly considered to be serious infectious agents. Phage Therapeutics' top bacteriophage product candidate has shown strong and reproducible therapeutic activity against most bacteria tested, including most of the antibiotic-resistant forms of the bacterium. On approximately March 1, 2001, the first product candidate bacteriophage was sent to a contract laboratory for preclinical testing of its safety and efficacy and testing. This first product candidate is the only product which is ready for preclinical testing. The intended use of this first product candidate is to combat antibiotic-resistant forms of Staph. The objective of preclinical testing is to show that the product candidate demonstrates evidence of its intended therapeutic effect in relevant animal models of the target disease. Following the series of preclinical safety and efficacy studies, Phage and Phage Therapeutics plan to initiate Phase I clinical trials for safety under US FDA (United States Food and Drug Administration) guidelines. Based on Phage Therapeutics' own preclinical studies and discussions with the contract laboratory, Phage estimates that the preclinical safety and efficacy studies done by the contract laboratory will be close to completion by the end of the last quarter of 2001.

Phage Therapeutics has two additional bacteriophage products currently in early stages of development. The two products are bacteriophage pharmaceutical products for the treatment of Tuberculosis (TB) and Pseudomonas aeruginosa. TB is a disease caused by bacteria called Mycobacterium tuberculosis, which can attack any party of the body, but usually attacks the lungs (see the CDC website for more information at: http://www.cdc.gov/nchstp/tb;faqs/qu.htm). Pseudomonas aeruginosa is a bacterium responsible for severe nosocomial infections, life-threatening infections in immunocompromised persons, and chronic infections in cystic fibrosis patients (see the CDC website for more information at: http://www.cdc.gov/ncidod/eid/vol4no4/vandelden.htm). Both of Phage Therapeutics' bacteriophage products are at the discovery and early development stages. Phage Therapeutics already has collections of bacteriophages and clinical isolates for both new products, which are the essential biological materials to be used for the derivation of the bacteriophage products. Both products are in the early scale-up manufacturing development stage, wherein Phage is deriving synthetic culture media and manufacturing methods to produce the first Product Candidates. Phage anticipates that the two additional products will be ready for first preclinical testing by the end of the last quarter of 2001.

Market Place
------------

The current annual worldwide market for infectious disease therapeutic agents is estimated to exceed $30 billion and continues to grow (Last Days of the Wonder Drugs, Discover, November 1998: 78). This growth continues in spite of the fact that bacteria have now developed resistance to nearly all of the antibiotic agents that represent the product growth leaders (Last Days of the Wonder Drugs, Discover, November 1998: 76-84). This has led to a continual stream of new antibiotic products introduced to the market, many of which have severely shortened product life spans, as a direct result of the rapid development of resistance by infectious bacteria (Last Days of the Wonder Drugs, Discover, November 1998: 76-84). The medical community, including the Center for Disease Control and the US FDA have been urging and supporting the biomedical research community to expand their efforts to identify new technologies and products employing novel mechanisms of action against infectious bacteria. The underlying technology surrounding the bacteriophage products is anticipated to yield new therapeutic agents for the treatment of life-threatening infections, especially those incited by antibiotic-resistant bacteria (The Return of the Phage, Smithsonian; Vol 44: 43). Phage anticipates stepping up to fill this void of identifying new products to fight infectious bacteria resistant to other antibiotic agents.


Manufacturing Development
-------------------------

Essential to the successful manufacturing of bacteriophage therapeutic products for preclinical and clinical testing, regulatory approval, and commercial sale is the establishment of current Good Manufacturing Practices (cGMP) systems of manufacturing that will result in the reproducible manufacturing of pharmaceutical products. The cGMP system for manufacturing, processing, packaging, or holding of drugs is found in Part 210 of the 21 Code of Federal Regulations of the US FDA. Part 211 regulates cGMP for finished pharmaceuticals. The purpose of establishing cGMP for methods used in, and the facilities or controls to be used for, the manufacture, processing, packing, or holding of a drug is to assure that such drug meets the requirements of the act as to safety, and has the identity and strength and meets the quality and purity characteristics that it purports or is represented to possess. The US FDA's role in the development of a new drug begins when the drug's sponsor (usually the manufacturer or potential marketer) having screened the new molecule for pharmacological activity and acute toxicity potential in animals, wants to test its diagnostic or therapeutic potential in humans. At that point, the molecule changes its legal status under the Federal Food, Drug, and Cosmetic Act and becomes a new drug subject to specific requirements of the drug regulatory system. This occurs through the Investigational New Drug Application (IND) Process.



Phage and Phage Therapeutics have substantial expertise in cGMP manufacturing of pharmaceutical products. In particular, Dr. Richard Honour has created and managed Good Manufacturing Practices with ZymoGenetics, Inc.(Seattle, WA) and MicroProbe Corporation (Bothell, WA) (see Dr. Honour's resume under Item 5 "Directors and Executive Officers, Promoters and Control Persons" on page 22). Mr. Michael Maloney is a Regulatory Affairs Certified professional with more than 25 years of US and international experience in the commercialization of medical products (see Mr. Maloney's resume under "Collaborative Relationships" on page 24). Ms Deirdre Sweeney is also a Regulatory Affairs Certified professional who has experience working for the FDA (Cincinnati District Office), Bristol-Meyers Squibb (Seattle, WA) and NeoRx Corporation (Seattle, WA)

(see Ms Sweeney's resume under "Advisors of Phage and Phage Therapeutics"). Phage plans to have the initial products manufactured by contract at a facility in compliance with cGMP guidelines of the US FDA. Phage will establish a cGMP manufacturing management system for both drug substance and clinical supplies manufacturing. The bacteriophage products are considered to be biologicals by the US FDA, and the individuals mentioned above all have experience in establishing systems to the US FDA standards. Computer-based quality assurance, quality control and documentation systems have been established to assure compliance with US FDA and international regulatory authorities. Phage anticipates advancing the development of one pharmaceutical product candidate through one stage of development at any time, although two additional pharmaceutical product candidates will be initiated concurrently within the molecular biology research and development facility.

Competition
-----------

To the Company's knowledge, there are two United States companies, which may be competition for Phage. These two companies are known to be in the business of the development of bacteriophage pharmaceutical products. These companies are Exponential Biotherapies, Inc. of Port Washington, New York (www.ebi.org), and Intralytix, Inc. of Baltimore, MD (http://www.intralytix.com). Phage's current understanding is that both Exponential Biotherapies, Inc. and Intralytix, Inc. are developing bacteriophage products for the treatment of Vancomycin-Resistant Enterococcus (VRE), and perhaps other human bacterial infectious agents, such as Staphylococcus aureus and Escherichia coli. Phage also understands that one or both of these companies may be developing bacteriophage products for the treatment of infectious diseases of animals (Bacteriophage May Offer Alternatives in Treating Multi-Drug-Resistant Bacteria, Genetic Engineering News 1998; 18: 46). The status of the development and regulatory approval of products by these companies is proprietary and confidential to those respective companies, and as such, Phage must rely on outside information, such as journals, articles, and the companies' websites. However, to the Company's knowledge, both Exponential Biotherapies, Inc. and Intralytix, Inc. remain as early-stage companies, with their technology and products at the discovery and early development stage. Therefore, any products that these two companies may have in development would not yet be in clinical trials under review by the US FDA. The Company is unaware of any other competitors at this time.

Competition for Phage's technology, products and markets may also be represented by academic and research institutions that discover, make and/or sell antibiotic products for the treatment of human infectious diseases.

Phage is aware of two universities in the United States that are conducting research on bacteriophages. These universities are Evergreen State College in Olympia, Washington, and the Pittsburgh Bacteriophage Institute affiliated with the University of Pittsburgh, in Pittsburgh, Pennsylvania. Phage is unaware of the stages of development or the type of research these two universities are conducting with regard to bacteriophages.

Patents, Trademarks &  Licenses
-------------------------------

Phage is developing and patenting novel bacteriophage technologies created within its own laboratories in Washington State. Phage Therapeutics has filed a patent application number 09/082-274 on May 20, 1998, to protect Phage's bacteriophage compositions of matter, methods for their production, strains of bacteria and bacteriophage, and the therapeutic uses of bacteriophage for treating patients Staphylococcal products and to create significant barriers to entry by potential competitors. A second patent application, number 09/631-605 has been filed on August 3, 2000, to protect a proprietary, novel, natural source for Phage's library of Staphylococcal bacteriophage active against both Staphylococcus aureus and S. epidermidis. Both patent applications include bacteriophage compositions, useful methods for their production, producer strains of bacteria and therapeutic uses for treating humans and domestic animals. At this time, both patents are still pending and the Company is unaware as to when, or if, the patents will be accepted or registered.

For patent purposes, Phage Therapeutics has already deposited certain producer strains with the American Type Culture Collection (ATCC) and will be depositing additional producer strains and novel bacteriophage in the near future. ATCC is a global nonprofit bioresource center that stores and distributes biological material  such as bacteria  and viruses for academic and  industrial  labs.  The patent laws of the United States require an inventor who wishes to obtain a patent to provide the patent office with 1) a full disclosure of the invention, including the manner and process for making and using it which would enable a person skilled in the art to practice the invention; and 2) a disclosure of the best mode for practicing the invention (35 USC 112). If undue experimentation is required to practice an invention successfully, the disclosure is deemed by the patent office to be insufficient. In cases where a novel microorganism is involved, the patent office traditionally requires the deposit of a sample with a recognized patent depository in order to meet the above disclosure requirements. ATCC has accepted deposits for patent purposes since 1949, long before depositing was a formal requirement of any patent office.

Phage Therapeutics has adopted a program to identify and protect intellectual property resulting from research and development programs within its United States research operations, as well as with its collaborating investigators and institutions. Phage's policy is to protect its technology by, among other things, filing patent applications with respect to technology considered important to the development of its business. Phage also relies on trade secrets, un-patented know-how, continuing technology innovation and the pursuit of licensing opportunities to develop and maintain its competitive position. At this time, Phage and Phage Therapeutics do not have any material licenses. Phage Therapeutics also require its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements (which include non-competition provisions) upon the commencement of employment or other relationship with Phage. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with Phage is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all of the technology of Phage or its subsidiary which is conceived by the individual during the course of employment with Phage is the exclusive property of Phage.

Collaborative Arrangements
--------------------------

Phage Therapeutics has executed advisory agreements ("Advisory Agreement" or "Advisory Agreements") effective January 1, 2001 with Dr. John Majnarich of Preston, Washington and Mr. Michael Maloney, of Woodinville, Washington (collectively the "Advisors"). The Advisory Agreements engage Dr. John Majnarich for advisory services in the general field of Preclinical Testing and engage Mr. Michael C. Maloney for advisory services in the general field of Regulatory Affairs. Both Advisory Agreements are for twelve (12) months commencing January 1, 2001 with an option to extend the Advisory Agreements for an additional twelve (12) month period. Both Advisory Agreements are attached as Exhibit 10.1.

The Advisory Agreements cover the compensation to be paid to Dr. Majnarich and Mr. Maloney, which is by way of stock options in Phage. Both Dr. Majnarich and Mr. Maloney are granted 35,000 shares at an exercise price of $0.75 per share. These stock options were granted October 10, 2000. See the section "Incentive Stock Options" on page 37 for details of the stock option plan ("Stock Option Plan"). The vesting date for these shares will be determined by the Administrator of the Stock Option Plan once the Company determines whether there will be additional stock options granted to new employees. The Company anticipates determining a vesting date by the end of March 2001 regardless of whether new stock options are granted.

The Advisory Agreements protect Phage Therapeutics' rights over the development of any inventions that Dr. Majnarich or Mr. Maloney may make or develop relating to Phage Therapeutics bacteriophage technology or products during the term of their service to Phage Therapeutics. The Advisor(s) must give notice of any such invention to Phage Therapeutics, assign to Phage Therapeutics all of Advisor's rights therein, and execute any documents and otherwise reasonably cooperate with Phage Therapeutics in securing patents on such inventions. This is contingent on the Advisor not being precluded from doing so by a pre-existing employment contract or agreement.

Both Advisors have represented that neither of them are under any obligations to any third party which would prevent either of them from carrying out their duties and obligations under the Advisory Agreements. To avoid any potential conflict of interest, both Advisors have agreed to provide written notice to Phage Therapeutics within one (1) week of entering into any consulting, advisory or research agreement with a corporate third party in the field of bacteriophage technology or products during the period Advisors are providing services to Phage Therapeutics. The term "Corporate" in intended to mean any organization operating in the United States of America or in a foreign country with an expressed intent to make profits and includes organizations like limited partnerships, joint ventures, corporations, and the like.

The Advisory Agreements state that the Advisors shall not disclose to Phage Therapeutics any information which is secret or confidential or belonging to Advisor or to a third party, or with respect to which Advisor is under an obligation to a third party to maintain confidentiality. If during the term of the Advisory Agreements, either Advisor discloses any inventions to Phage Therapeutics which were conceived prior to the term or are outside the scope of the Services under this Agreement, Phage Therapeutics shall have no liability to either Advisor because of its use of such ideas, except that this shall not be construed as a license under any valid patent now or hereafter issued thereon.

Both Advisors have entered separate confidential disclosure agreements ("Confidential Agreement" or Confidential Agreements") with Phage Therapeutics on October 16, 2000. The Confidential Agreements state that all proprietary and confidential information, including knowledge of Phage Therapeutics' projects, project and project plans, genomic and oligonucleotide sequences, general activities and other proprietary and confidential information not publicly disclosed, as may be related to Phage Therapeutics' business or technical activities which may be acquired as a result of disclosures by Phage
Therapeutics personnel or otherwise shall be kept as confidential by the Advisors. The Advisors further represent that neither Advisor shall disclose Phage Therapeutics proprietary and confidential information to any third party without prior written authorization by Phage Therapeutics. The obligation of confidentiality under these agreements shall terminate five (5) years after the effective date of the Confidential Agreement. A copy of the standard Confidential Agreement which was entered by the Advisors when they had entered the Adviory Agrrements, is attached as Exhibit 10.2.

Phage's strategy is to enter into arrangements with licensors, licensees and others for the research, development, manufacturing, marketing and commercialization of its products. There can be no assurance that Phage will be able to establish such arrangements on favorable terms, if at all, or that such arrangements will be successful. The failure to establish successful collaborative arrangements with respect to certain products could negatively impact Phage's ability to commercialize those products. Besides the collaborative relationships with Mr. Michael Maloney and Dr. John Majnarich, Phage does not have any other such collaborative arrangements in place at this time.


Regulatory Matters
------------------

General. Regulations imposed by federal, state and local authorities in the United States, as well as authorities in other countries, are a significant factor in the conduct of the research, development, manufacturing and eventual marketing of Phage's products. In the United States, drugs, biological products and medical devices are regulated by the United States Food, Drug and Cosmetic Act which is administered by the US FDA.

There are other regulatory laws, and corresponding regulations, which require that the conduct of laboratory, preclinical and clinical studies conform with current Good Laboratory Practice ("cGLP") and current Good Clinical Practices ("cGCP"). In addition, manufacturing facilities for the research, testing and production of drugs which are commercially produced must meet Good Manufacturing Practice ("cGMP") requirements.

Phage is in compliance with all regulatory requirements to which it is subject and has not been sanctioned by any regulatory authority for failure to comply with any such requirements.

Regulatory Process for Therapeutic Drugs. The development and approval of a new drug requires the performance of pre-clinical testing and clinical trials. The duration of trials and number of subjects required may vary according to the disease studied, the seriousness of the side effects, the nature of the proposed treatment and the availability of existing therapies. Phage has not yet started clinical trials.


Preclinical Studies. The purpose of preclinical studies is to determine the safety, efficacy, performance and scientific value of a new drug in cell and animal models before it is administered to humans. Preclinical studies also include laboratory evaluation of product chemistry, formulation and stability. Some of the preclinical testing, including toxicity studies on animal species, must be conducted by laboratories that comply with cGLP regulations. Data obtained from preclinical studies must provide an adequate basis for evaluating both the safety and scientific rationale for subsequent Phase I clinical studies in patients. All of the data collected during preclinical studies must then be presented in the form of an Investigational New Drug Application ("IND") or its equivalent to the regulatory authorities in the jurisdiction where clinical studies were conducted. In the United States, clinical studies may begin 30 days after the IND application is filed unless the FDA notifies the applicant otherwise. Reproductive safety studies provide justification for allowing enrolment of female subjects of childbearing potential. Toxicity and carcinogenicity studies that may take as long as 24 months to complete may be undertaken to demonstrate the safety of drug administration for the extended period of time required for effective therapy. Phage anticipates it will be starting preclinical testing on its initial product in March, 2001, however, at the time of this filing, preclinical testing has not yet begun.

Clinical Trials. Clinical trials involve the administration of investigational products to humans under the supervision of a qualified investigator. These trials must be conducted in compliance with cGCP guidelines under protocols set out in the IND. Clinical trials are generally conducted in three phases. Phase I clinical trials are commonly performed in healthy human subjects or, less frequently, in selected patients with the targeted disease or disorder. The objective of these trials is to obtain initial data concerning the toxicity and patient tolerance to the test article. Data regarding the absorption, distribution, metabolism and excretion of the drug may also be obtained in Phase
I. In Phase II clinical trials, preliminary evidence is sought regarding the effects of the drug, the proposed dosing regimen, and the desired therapeutic efficacy with small numbers of patients with the targeted disease. In these trials, efforts are made to evaluate tolerable dose ranges, as well as the optimal dosage level and dosage schedule. Additional safety data may be compiled from these trials. Phase III clinical trials generally consist of expanded, larger-scale, multi-institutional studies of patients with the targeted disease so as to obtain statistical evidence of the efficacy and safety of the proposed drug, in comparison with standard therapy. Phase IV studies consist of collecting data from the general public to determine the long term market experience on the potential product.

After the results of Phase III clinical trials are evaluated, Phage will determine, with the advice and guidance of the FDA, if or when any Phase IV clinical trials may be required. If substantial safety data is obtained during Phase III clinical trials, then a Phase IV clinical trial may not be required. Such determination of whether Phase IV clinical studies are required can only be made by the FDA after the end of Phase III clinical trials. The Company cannot anticipate up-front when and if Phase IV studies may be required.

Phage anticipates entering agreements with major pharmaceutical or biotechnology companies that are in the business of marketing, sales and distribution of antibacterial products. The Company anticipates licensing its products to these third parties after Phase II clinical trials are completed at the earliest, and after Phase III clinical trials at the latest.


Approval Process. The US FDA may interrupt clinical studies if the health of the subjects is threatened, if the side effects are not compensated for by the drug's benefits or for any other reason. Once Phase III clinical trials have been completed, all clinical trial results as well as information concerning the product and its composition, synthesis, manufacture, packaging and labeling methods for the purpose of obtaining approval to market the product are collated into a file known as the regulatory dossier. The dossier, along with appropriate application material, is filed according to agency-specific guidelines with the appropriate regulatory authority. This application is known as a New Drug Application ("NDA") in the United States.

The agency review of an NDA generally takes two to three years and government authorities may subsequently require that the performance of Phase IV studies be completed following initial marketing of the drug to assess its long-term effects.

Since drug manufacturing is also regulated, companies are required to ensure compliance with cGMP quality standards that require the control of production activities, raw-material procurement, product recalls, labelling and promotional material. In addition to these standards, which are common to all drugs, manufacturers of biopharmaceutical products must demonstrate that their products are homogeneous from one lot to the next, failing which the applicable regulatory authority may prohibit the sale of a lot and possibly require that a product be recalled.

Accelerated Approval in the United States. The US FDA has enacted regulations which are intended to accelerate the process of validating the development, assessment and marketing of new diagnostic drug or drugs used for the treatment of serious diseases for which there is no other satisfactory treatment. This "fast-track" designation enables the US FDA to participate in the process of establishing research protocols and enables US FDA (but does not require it) to approve the marketing of the drug immediately following the conclusion of Phase II clinical trials. The US FDA may nonetheless require that Phase III clinical trials for a drug be completed even if it has approved the marketing of the drug.

Phage estimates that it has spent approximately $1,086,675 on research and development from the date of inception to September 30, 2000 and $663,471 over the nine month period ending September 30, 2000. This does not include expenses associated with consulting fees, travel, meetings, rent and other facilities, and amortization. See the September 30, 2000 Financials in Part F/S.

Employees
---------


Phage presently conducts its business through its Officers and Directors and through Phage Therapeutics.


As of January 1, 2001, Phage Therapeutics has 6 full-time employees in its Bothell, Washington laboratory and office facility. These employees are: Richard
C. Honour, PhD; Richard E. Herman, PhD; Douglas Lee, MS/MBA; Larry Syltebo, BS/MT; Kenneth E. Lehman, MBA; and Tracy Honour. The employees of Phage Therapeutics are not unionized. Phage and Phage Therapeutics anticipate that the development of its business will require the hiring of additional employees. None of the current employees are covered by a collective bargaining agreement, and Phage Therapeutics has never experienced a work stoppage. Phage Therapeutics considers its employee relations to be good. Phage believes its future success will depend in large part upon its continuing ability to attract, train and retain highly skilled management and technical personnel. Employee agreements have been entered into for all six employees effective as of November 1, 2000, except for Larry Stylebo's employment agreement which is effective as of December 6, 2000. The employee agreements are attached as Exhibit 10.3.


Phage pays Stealth Investments Corp., a British Columbia registered company providing management services, a monthly fee of $15,000 in which $5,000 is paid as management fees to Mr. Darren Pylot, $5,000 is paid as management fees to Mr. Chris Tomanik, $2,500 is paid to Mr. Noah Croom, Phage's legal counsel and
$2,500 is paid to Mr. Mark Patchett. Mr. Darren Pylot is the sole officer, director and shareholder of Stealth Investments Corp. Stealth Investments Corp. was incorporated in the Province of British Columbia, Canada on October 29, 1996 under the name "530021 B.C. Ltd. and changed its name to "Stealth Investments Corp. on May 12, 1998. Mr. Darren Pylot is also the Chief Financial Officer and a Director of Phage (See Item 5, Directors and Executive Officers, Promoters and Control Persons, under the heading "Directors and Officers of Phage" on page
22). Mr. Chris Tomanik is an employee of Stealth Investments Corp. and is in charge of investor relations and marketing for Phage through the management services contract with Stealth Investments Corp. Mr. Noah Croom joined Stealth Investments Corp. in August 2000. Mr. Croom holds a J.D. degree from the University of Virginia and is a member of the New York State Bar Association. Mr. Croom has practiced securities law with the firm Lathan & Watkins in New York prior to becoming Phage's legal counsel. Mr. Mark Patchett is an employee of Stealth Investments Corp. who does general administrative work on behalf of Phage. The management agreement between Phage and Stealth Investments Corp. is attached as Exhibit 10.4.


Risk Factors

The factors set forth below, along with the other information contained herein, should be considered carefully in evaluating Phage's prospects. Further, this document contains certain forward-looking statements that involve risks and uncertainties, such as statements of Phage's plans, goals, objectives, expectations and intentions. The cautionary statements made in this section apply to all related forward-looking statements wherever they appear in this document. Readers are cautioned that, while the forward-looking statements reflect Phage's good faith beliefs, they are not guarantees of future performance, and involve known and unknown risks and uncertainties. In addition, Phage's actual results could differ materially from those discussed herein and the business, its financial condition or results of operations could be materially and adversely affected. In such case, some of the factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this document.

Start-up or Development Stage Company
-------------------------------------

Since its organization, Phage has had limited operations and is a "start-up" or "development stage" company. As with any company at this stage, there may be unforeseen costs, expenses, problems and difficulties of which the management may not be aware of. A commitment of substantial resources to conduct time-consuming research and development and clinical studies will be required if

Phage is to complete the development of any potential products. Phage has not yet begun to market or generate revenues from the commercialization of its products and expects to incur further substantial losses for the foreseeable future. There can be no assurance that any of Phage's products will meet applicable health regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed, or that the investment made in such potential products will be recouped through product sales to generate sufficient revenues to fund its continuing operations. There can be no assurances that Phage, or its subsidiary, Phage Therapeutics will achieve profitability in the future, or, if so, as to the timing or amount thereof. Phage's products and technologies are currently in the research and development stages and there can be no assurance that these programs conducted by Phage will result in commercially viable products. To obtain regulatory approvals for some of Phage's products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. No assurance can be given that any animal or human tests, if undertaken, will yield favorable results. Unsatisfactory results obtained from a particular study relating to one or more of Phage's products or technologies may cause Phage to reduce or abandon its commitment to that program.

Reliance Upon Officers, Directors and Key Employees
---------------------------------------------------


Phage is reliant on members of its management and scientific staff, and the loss of the services of one or more of these individuals could adversely affect Phage. In particular, Phage is reliant on its officers: Dr. Richard Honour, PhD., Chief Executive Officer, President, Secretary and a Director of Phage, Mr. Darren Pylot, Chief Financial Officer and a Director of Phage, and Dr. Gaetano Morello, Chairman and a Director of Phage (see "Item 5. Directors and Executive Officers, Promoters and Control Persons, Directors and Officers of Phage" on page 22). Phage is also reliant on its employees, in particular, Dr. Richard E. Herman, PhD.,a microbial geneticist and molecular biologist.(see "Advisors of Phage and Phage Therapeutics" on page 23). In addition, Phage's ability to effectively manage growth will require it to continue to implement and improve its management systems and to recruit and train qualified employees. Although Phage has been successful in the past in obtaining trained staff, there can be no assurance that Phage will be able to attract and retain skilled and experienced personnel in the future.

No Key Man Life Insurance
-------------------------

The success of Phage will  depend to a  considerable  degree on the  officers of
Phage: Dr. Gaetano Morello, Chairman and Director; Mr. Darren Pylot, Chief Financial Officer & Director; and Dr. Richard C. Honour, Chief Executive
Officer, President, Secretary and a Director. Phage has not obtained key man life insurance for any of these officers. There can be no assurance that Phage will be able to secure key man life insurance for any of the officers.

Conflicts of Interests
----------------------

Management of Phage may devote time to other companies or projects which may compete indirectly with Phage. Phage has tried to limit any potential conflicts by having all employees, consultants, outside scientific collaborators and sponsored researchers and advisors sign confidentiality agreements ("Confidentiality Agreement") , which include non-competition provisions. An attempt will be made with regard to any real or perceived conflicts of interest between Phage and management to resolve such conflicts in favor of Phage. A copy of the Confidentiality Agreement which has been entered by all of the employees, consultants and outside scientific collaborators, is attached as Exhibit 10.2. All the Confidentiality Agreements are identical to the copy attached, except for the names of the individuals and the positions held.

Ability to Attract and Retain Qualified Personnel
-------------------------------------------------

Phage's success depends upon the continued efforts of its senior management team and its technical, marketing and sales personnel. Phage's success also depends on its ability to attract, train and retain additional highly qualified management, technical, marketing and sales personnel. The process of hiring employees with the combination of skills and attributes required to carry out Phage's strategy is extremely competitive and time-consuming. There can be no assurance that Phage will be able to retain or integrate existing personnel, or successfully identify, hire and train additional qualified personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on Phage's business, financial condition and results of operations.

Tradeability of Stock
---------------------

Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the NASDAQ Over-the-Counter Bulletin Board. Pursuant to the Rule, issuers who are not current with such filings are subject to de-listing pursuant to a phase-in schedule depending on each issuer's trading symbol as reported on January 4, 1999. Phage's trading symbol on January 4, 1999 was PTXX. Therefore, pursuant to the phase-in schedule, Phage was subject to de-listing on March 22, 2000. The trading symbol was appended with an "E" on March 17, 2000 and was de-listed on March 22, 2000 for failure to comply with the Eligibility Rule NASD 6530. Currently, the stock is traded on the Pink Sheets(R), but the Company anticipates applying to NASD for reinstatement once (and only if) this document receives no further comment from the SEC.

Competition
-----------

The pharmaceutical and biotechnology industries are highly competitive. Phage competes with other companies, academic and research institutions which have substantially greater resources to those of Phage. Other companies may succeed in developing products earlier than Phage, obtaining regulatory approvals for such products more rapidly than Phage or its subsidiary, or developing products that are more effective than those proposed to be developed by Phage. The two United States companies which are known to be in the business of the development of bacteriophage pharmaceutical products are Exponential Biotherapies (Gaithersburg, MD) and Intralytix (Baltimore, MD). To Phage's knowledge, both of these companies remain as early-stage companies, with their technology and products at the discovery and early development stage, however the status of the development and regulatory approval of products by these companies is proprietary and confidential to those respective companies, and as such, Phage is relying on unsubstantiated outside information on these two companies. While Phage will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render Phage's technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy developed by Phage, or that any therapy developed by Phage will be preferred to any existing or newly developed technologies.

Patents and Licensed Technology
-------------------------------

Phage Therapeutics has filed two patents. The first patent is to protect Phage Therapeutic's bacteriophage compositions of matter, methods for their production, strains of bacteria and bacteriophage, the therapeutic uses of bacteriophage for treating patients, Staphylococcal products and to create significant barriers to entry by potential competitors. The second patent is to protect a proprietary, novel, natural source for Phage Therapeutics's library of Staphylococcal bacteriophage active against both Staphylococcus aureus and S. epidermidis. (For more information about the patent applications, please refer back to "Patents, Trademarks & Licenses" on page 6). However, at this time, both patents are still pending and the Company is unaware as to when, or if, the patents will be accepted or registered. Both of these patents are critical in protecting Phage Therapeutics' bacteriophage compositions of matter, methods for their production, strains of bacteria and bacteriophage, the therapeutic uses of bacteriophage for treating patients, Staphylococcal products and its library of Staphylococcal bacteriophage from potential competitors.

There can be no assurance, however, that the filing of the above patent applications will prevent or provide meaningful protection or adequate remedies for Phage Therapeutics's technology in the event of unauthorized use or disclosure of such information.

Competitors or potential competitors may have filed applications for, or may have received patents and may obtain additional and proprietary rights to, compounds or processes used by or competitive with those of Phage. The issuance of patents based on such compounds or processes could adversely affect the ability of Phage or its subsidiary to market and sell Phage's or its subsidiary's products. If a license is required, there can be no assurance that Phage or its subsidiary will be able to obtain such a license, or that, if obtainable, such a license would be available on reasonable terms.

Patent litigation is becoming widespread in the biotechnology industry and it is not possible to predict how any such litigation will affect Phage's or Phage Therapeutics' efforts to perform clinical testing or manufacture and market any products under development. Further, there can be no assurance that Phage's or Phage Therapeutics' patents, if issued, would be held valid by a court of competent jurisdiction. Phage may also become involved in interference proceedings in connection with one or more of its patents or patent applications to determine priority of invention, which could result in substantial cost to Phage or Phage Therapeutics, as well as a possible adverse decision as to priority of invention of the patent or patent application involved.

Regulatory Environment
----------------------

The procedure involved in obtaining regulatory approval from the competent authorities to market therapeutic products is long and costly and may delay product development. The approval to market a product may be applicable to a limited extent only or it may be refused. Such limitations or refusal could be detrimental to the sales and profitability of Phage. To date, Phage Therapeutics has not submitted applications to the FDA for the marketing of its products. There can be no assurance that Phage will obtain such regulatory approval on a timely basis or at all.

Manufacturing and Marketing
---------------------------

Phage has not yet manufactured any products for commercial distribution and in order to be successful, Phage's products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Phage does not have facilities for the production of its products under development and will initially obtain the small amounts of its products it requires for clinical studies from contract manufacturing companies. In order to manufacture it products in commercial quantities, if it elects to do so, Phage will need to develop its own manufacturing facilities or contract with third parties to manufacture its products. There can be no assurance, however, that Phage will be able to develop or otherwise secure access to such facilities or that Phage or any third parties Phage contracts with will be able to produce commercial quantities of Phage's products at reasonable cost, or at all.

Product Liability
-----------------

The sale and use of products under development by Phage, and the conduct of clinical studies involving human subjects, may entail risk of product liability. Phage does not currently have in place product liability insurance for its products but expects that, as Phage expands, it will require such insurance. There can be no assurance that Phage will be able to obtain appropriate levels of product liability insurance prior to the sale of its products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by Phage. The obligation to pay any product liability claim or recall a product could have a material adverse effect on the business, financial condition and future prospects of Phage.


Reports to Shareholders

Phage intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as Phage may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, Phage will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

The public may read and copy any materials Phage files with the Securities Exchange Commission (the "SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

General

The following discussion and analysis should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this document.

Overview



Since Phage switched its focus to biotechnology in August 1998, Phage has been involved in research and developing its products. During this time, there have been no revenues from operations. Without revenues to offset expenditures, Phage has reported a loss in each of its years of existence. To date, Phage has financed its operations through raising capital through private placements and loans from shareholders. [See December 1999 Consolidated Financial Statements - Notes 5 & 6]. The most valuable asset of Phage is its intellectual property and bacteriophage technologies, which include the patent application to protect Phage's bacteriophage compositions of matter, methods for their production, strains of bacteria and therapeutic uses of bacteriophage for treating patients. Although Phage believes that its intellectual property to be very valuable in the real sense, this value is not quantified as such on Phage's Balance Sheet.

Plan of Operation

Phage anticipates expending approximately $5,034,000 over the next twelve month period in pursuing its anticipated plan of operations. Phage anticipates covering these costs by additional equity financing.

The Company anticipates the following expenditures over the next twelve months:

------------------------------------------------------------ -------------

1.  Repayment of Indebtedness                                $300,000
------------------------------------------------------------ -------------

2.  Personnel Costs (Salaries, Taxes & Benefits)             $1,350,000
------------------------------------------------------------ -------------

3.  Intellectual Property Development                        $150,000
------------------------------------------------------------ -------------

4.  Pharmaceutical R&D:
     A.  Manufacturing Development                           $0
------------------------------------------------------------ -------------

     B.  Manufacturing Scale-Up                              $650,000
------------------------------------------------------------ -------------

     C.  Analytical Methods Development                      $200,000
------------------------------------------------------------ -------------

     D.  Formulations Development                            $75,000
------------------------------------------------------------ -------------

     E.  Preclinical Safety and Efficacy Testing             $400,000
------------------------------------------------------------ -------------

     F.  Preclinical 'Proof of Principle' Tests              $300,000
------------------------------------------------------------ -------------

     G.  Clinical Supplies Manufacturing                     $100,000
------------------------------------------------------------ -------------

     H.  CGMP Documentation                                  $75,000
------------------------------------------------------------ -------------

     I.  Initial Stability Studies                           $50,000
------------------------------------------------------------ -------------

     J. 'Phase I in Normals' Clinical Trials                 $100,000
------------------------------------------------------------ -------------

     K.  Phase I/II Clinical Trials                          $100,000
------------------------------------------------------------ -------------

     L.  Phase II Clinical Trials                            $0
------------------------------------------------------------ -------------

5.  FDA Regulatory Costs:
------------------------------------------------------------ -------------

     A.  Internal                                            $100,000
------------------------------------------------------------ -------------

     B.  Outsourced                                          $125,000
------------------------------------------------------------ -------------

6.  Laboratory Operations:
------------------------------------------------------------ -------------

     A.  Internal                                            $170,000
------------------------------------------------------------ -------------

     B.  Outsourced                                          $150,000
------------------------------------------------------------ -------------

     C.  Work on Products 2 & 3                              $45,000
------------------------------------------------------------ -------------

7.  Facilities (Rent, Telephones, Maintenance)               $144,000
------------------------------------------------------------ -------------

8.  Equipment (Lab & Office)                                 $200,000
------------------------------------------------------------ -------------

9.  Legal (Corporate & Securities)                           $50,000
------------------------------------------------------------ -------------

10. Accounting (Corporate, Securities, Tax & Audit)          $30,000
------------------------------------------------------------ -------------

11. Investor & Public Relations                              $20,000
------------------------------------------------------------ -------------

12. Business Operations                                      $150,000
------------------------------------------------------------ -------------

                                              Total          $5,034,000
------------------------------------------------------------ -------------

The Company has subsequent to the year end, completed an offering of 1,942,858 units at $0.70 per unit pursuant to Regulation D, Rule 506 of the Securities Act of 1933, as amended. The total proceeds of $1,360,000 received subsequent to the year end will help Phage complete its anticipated plan of operations. On October 23, 2000 Phage entered into a Securities Purchase Agreement with seven purchasers for $3,000,000 paid to Phage in exchange for 4,285,714 units ("Unit" or "Units") (see Securities Purchase Agreement as Exhibit 10.5). Each "Unit" consisting of one share of Phage's common stock with a par value of $0.001 per share (the "Common Stock") and one Common Stock purchase warrant (the "Warrant"). For every one and a half Warrants the holder will entitle the holder to acquire one additional share of Common Stock of Phage at an exercise price of $0.70 per share. Phage has received $1,500,000 as payment for the first part of this agreement and the 2,142,857 Units have been issued to the seven purchasers. The second payment of $1,500,000 has been received by Phage and the Units will be issued out shortly. An additional $3,000,000 is expected from the exercise of the Warrants. These funds will go towards the operations of Phage. For a list of the purchasers names, please see (Item 10. Recent Sale of Unregistered Securities which starts on page 29)

If the Company is unable to complete its further financing requirements, it will then modify its expenditures and plan of operations to coincide with the actual financing completed. It is anticipated that if there is any shortfall in raising capital to continue Phage's plan of operations, then Phage may be required to delay, scale back or eliminate some or all of its research and development programs or cease operations. Phage plans to cut-back its plan of operations by reducing the amount spent on personnel costs, and research and development, in particular, preclinical safety and efficacy testing and preclinical 'proof of principle' tests, and Phase I and II clinical trials. These tests can still be conducted with less funding.


Phage anticipates that the financing raised to date will be used in the next twelve months as follows :

--------------------------------------------------------------------------------

1.  Repayment of Indebtedness                                           $100,000
--------------------------------------------------------------------------------

2.  Personnel Costs (Salaries, Taxes & Benefits)                        $400,000
--------------------------------------------------------------------------------

3.  Intellectual Property Development                                   $150,000
--------------------------------------------------------------------------------

4.  Pharmaceutical R&D(1):
                                                                              $0
     A.  Manufacturing Development
--------------------------------------------------------------------------------

     B.  Manufacturing Scale-Up                                         $650,000
--------------------------------------------------------------------------------

     C.  Analytical Methods Development                                 $200,000
--------------------------------------------------------------------------------

     D.  Formulations Development                                        $75,000
--------------------------------------------------------------------------------

     E.  Preclinical Safety and Efficacy Testing                        $180,350
--------------------------------------------------------------------------------

     F.  Preclinical 'Proof of Principle' Tests                         $180,350
--------------------------------------------------------------------------------

     G.  Clinical Supplies Manufacturing                                $100,000
--------------------------------------------------------------------------------

     H.  CGMP Documentation                                              $75,000
--------------------------------------------------------------------------------

     I.  Initial Stability Studies                                       $50,000
--------------------------------------------------------------------------------

     J. 'Phase I in Normals' Clinical Trials                            $100,000
--------------------------------------------------------------------------------

     K.  Phase I/II Clinical Trials                                           $0
--------------------------------------------------------------------------------

     L.  Phase II Clinical Trials                                             $0
--------------------------------------------------------------------------------

5.  FDA Regulatory Costs:
--------------------------------------------------------------------------------

     A.  Internal                                                       $100,000
--------------------------------------------------------------------------------

     B.  Outsourced                                                     $125,000
--------------------------------------------------------------------------------

6.  Laboratory Operations:
--------------------------------------------------------------------------------

     A.  Internal                                                       $170,000
--------------------------------------------------------------------------------

     B.  Outsourced                                                     $150,000
--------------------------------------------------------------------------------

     C.  Work on Products 2 & 3                                          $45,000
--------------------------------------------------------------------------------

7.  Facilities (Rent, Telephones, Maintenance)                          $144,000
--------------------------------------------------------------------------------

8.  Equipment (Lab & Office)                                            $200,000
--------------------------------------------------------------------------------

9.  Legal (Corporate & Securities)                                       $50,000
--------------------------------------------------------------------------------

10. Accounting (Corporate, Securities, Tax & Audit)                      $30,000
--------------------------------------------------------------------------------

11. Investor & Public Relations                                          $20,000
--------------------------------------------------------------------------------

12. Business Operations                                                 $150,000
--------------------------------------------------------------------------------

Total                                                                 $3,444,700
--------------------------------------------------------------------------------


1. The Pharmaceutical Research and Development is only for the first product candidate bacteriophage. The other two product candidates (for the treatment of TB and Pseudomonas aeruginosa) are in the early stages of development and very little cost, if any, is anticipated in the next twelve months for these two product candidates. The Company anticipates that these two additional product candidates will be ready for preclinical testing by the end of the last quarter of 2001. At that time, the Company will decide how much financing will go towards the testing of these two products.

Fiscal Year Ended December 31, 1999
-----------------------------------

The Auditors for Phage have audited the consolidated balance sheet of Phage as at December 31, 1999 and 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended and for the period from inception on December 24, 1996 to December 31, 1999. [See Financials under Part F/S].

Revenues, Costs and Expenses

During each of the last two years (1998 and 1999), Phage reported a loss for the period of 1,373,505 and $1,487,498 respectively. There have been no revenues since Phage's date of inception. Phage has received its cash flow from its financing activities, including equity financing and loans to Phage by shareholders.

As of the year ended December 31, 1999, Phage had a loss of $1,487,498. In 1998, Phage had a loss of $1,373,505. The losses per year are related to the expenses incurred by Phage, namely the costs related to general and administrative costs and costs related to research and experimentation. The accumulated loss from the date of inception on December 24, 1996, to December 31, 1999 is $4,185,753. The basic and diluted loss per share as of the year ended December 31, 1999 is $0.23 cents per share.


In 1998, Phage had higher expenses related to both general and administrative costs and research and experimentation, than in 1999. In 1998, Phage incurred costs of $1,035,017 in general and administrative costs, compared to costs of $852,238 in 1999. Research and experimentation costs in 1998 totalled $338,488 in contrast to expenses in 1999 totalling $265,466. The reason that Phage had higher expenses in 1998 than in 1999 is in due in part to Phage being in its initial development stage, when expenditures are typically higher to secure leases, hire personnel, legal costs, administrative and research and experimentation costs. Research and development costs will continue to be a large expense of Phage because Phage anticipates continuing to discover and develop new bacteriophages.


As of December 31, 1999, Phage had assets totalling $52,025. This is comprised of $1,223 cash & cash equivalents, $8, 282 prepaid expenses and other current assets, and $42,520 in capital assets which includes research and development equipment, computer and office equipment, furniture and fixtures, leasehold improvements, construction (from year ended December 1998), and the accumulated amortization. This is a change from $484,071 in assets at year end 1998. In 1998, Phage has $1,744 cash & cash equivalents, $13,172 in prepaid expenses an other current assets, $455,542 in capital assets which includes research and development equipment, computer and office equipment, furniture and fixtures, leasehold improvements, construction and accumulated amortization. The difference between 1999 and 1998 is due in large part because of the depreciation of Phage's capital assets. In 1998 the capital assets were valued at $455,542 and decreased to $42,520 in 1999.

The current liabilities of Phage as of the year ended December 31, 1999 total $1,107,432 and stockholders' equity totalled $52,025. At the year ended December 31, 1998, the current liabilities of Phage were $519,353 and stockholders' equity totalled $484,071.

The basic and diluted loss per share was $(0.23) as of the year ended December 31, 1999, and $(0.27) as of the year ended December 31, 1998.


Phage plans to use more out-sourced contract research organizations to reduce overhead and to contain the burn rate, plus there is anticipated to be more flexibility derived from out-sourcing of the key pharmaceutical development and manufacturing activities. The net effect may be realized as an acceleration of the pharmaceutical development time frames, in that Phage should be able to focus more attention on the development of the first products, and less time on financing and corporate development activities. The major risks to this pharmaceutical development plan are related to the schedules of the contract research organizations, the ability of Phage to get into the queue at the most beneficial time for Phage's purposes, and the ability of the contract research organizations to perform to Phage's expectations. An additional risk may be Phage's ability to manage multiple out-sourced activities concurrently with the limited staff and advisors.

Quarterly Period Ended September 30, 2000

As of September 30, 2000, Phage has assets totalling $579,763. $219,353 in cash and cash equivalents, $343,228 in prepaid expenses and other current assets, and $17,182 in capital assets. [See Unaudited Financials for Period Ended September 30, 2000 in Part F/S].


Expenses for the three month period ending September 30, 2000 total $243,072. These expenses include general & administrative costs of $182,626 and research and experimentation costs of $60,446. The basic and diluted loss per share for the three month period ended September 30, 2000 is $0.03.


Liquidity and Capital Resources

Phage requires substantial capital in order to meet its ongoing corporate obligations and in order to continue and expand its current and strategic business plan. Initial working capital has been obtained by the private sale of Phage's Common Shares from December 1996 to present. Phage can meet its short term cash flow needs from the proceeds obtained from a recent sale of its Common Shares. In the long term, Phage intends to continue to utilize the sale of its investment securities to meet its cash flow needs until it is in the position to market or sell its product.



For the twelve months ended December 31, 2000, Phage received proceeds from the issuance of common stock of $ 2,860,000 in two separate private placements. In the first private placement completed in March of 2000 Phage raised $136,000 and in the second private placement completed in November 2000 it raised an additional $ 1,500,000. Both private placement were conducted on reliance of Regulation D Rule 506 of the Securities Act. As of the date of this registration statement Phage has received the total funds for the second closing of the second private placement which totals an additional $ 1,500,000 and the units ("Units") related to this private placement will be issued out shortly. See
Exhibit 10.8 for the Securities Purchase Agreement which details the second private placement.


At current operating rates Phage believes that it can satisfy its cash requirements over the next 12 months. However, Phage's long term capital requirements beyond the next 12 months will depend on many factors, including, but not limited to, the rate of development of Phage's product, Phage's ability to develop and maintain its research and development program, the level of resources required to test Phage's products and other factors, some of which may be beyond the Phage's control. A slower than expected rate of development of the Phage's products, extra-ordinary costs associated with Phages's research and development program, would materially adversely affect Phage's liquidity. Phage has no commitments for additional financing, and there can be no assurances that any such additional financing would be available in a timely manner, or, if available, would be on terms acceptable to Phage.


Phage has recently entered into a new lease agreement in Bothell, Washington for a period of five years at a lease rate of $8,575.71 per month. Phage currently has no other material commitments for capital expenditures going forward. See
Exhibit 10.5 for the Property Lease Agreement.


Need for  Additional  Capital/  Phage's  Auditors  Have  Issued a Going  Concern
--------------------------------------------------------------------------------
Opinion
-------

Phage's auditors have issued a going concern opinion (see Note 1 of the December 31, 1999 Financials). The auditors state that Phage's loss from operations raises substantial doubt as to Phage's ability to continue as a going concern unless Phage attains future profitable operations and/or obtains additional financing. Since the date of that opinion to December 31, 2000 Phage has raised $ 2,860,000 and has received approximately $1,000,000 in connection with the exercise of certain warrants issued in November 2000.


As of September 30, 2000, Phage had a working capital deficiency of $277,233 as compared to a working capital deficiency of $1,097,927 as of December 31, 1999. As of this date, Phage has not acquired or received any income from its proposed operations, and does not anticipate any income or revenue will be forthcoming in the forseeable future. To continue to operate as a going concern over the next twelve months Phage will need to sell debt and equity securities to have sufficient working capital to run and grow its business. Phage estimates it will need approximately $3,400,000 to meet its current business objectives. Phage recently raised $3.0 million in a private placement which was executed in two parts, the first being in November 2000 and the second part which was to be completed in January 2001. As of the date of this registration statement, the Company has received $3.0 million and will be issuing the remainder of the Units to the shareholders shortly. An additional $3.0 million is expected to be raised by the exercise of warrants associated with this private placement. Should Phage be unsuccessful in its efforts to raise the additional capital it needs, it will be required to curtail its plans or it may be required to cut back or stop operations. There can be no assurance that Phage will raise additional capital or generate cash from operations sufficient to meet its obligations and planned requirements.



Phage may seek additional sources of capital, including an additional offering of its equity securities, an offering of debt securities or obtaining financing through a bank or other entity. This may not be available on a timely basis, in sufficient amounts or on terms acceptable to Phage. The inability of Phage to raise additional equity capital or borrow funds required to effect its business plan, may have a material adverse effect on Phage's financial condition and future prospects. Additionally, to the extent that further funding ultimately proves to be available, both debt and equity financing involve risks. Debt financing may require Phage to pay significant amounts of interest and principal payments, reducing the resources available to Phage's business operations. Some types of equity financing may be highly dilutive to Phage's stockholders' interest in Phage's assets and earnings. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that will restrict Phage's flexibility.


ITEM 3.  DESCRIPTION OF PROPERTY.

As of November 15, 2000, Phage has moved into its new laboratory facility at 19017 120th Avenue NE, Suite 102, Bothell, Washington 98011. This laboratory facility is approximately 5,148 square feet. Phage has signed a five year term lease with an option to renew fo an additional five years. The rent is currently $8,575.71 per month which includes rent and operating costs. The following is the rent per square feet over the next five years:

Year 1:  $15.50/sq.ft./year
Year 2:  $16.12/sq.ft./year
Year 3:  $16.77/sq.ft./year
Year 4:  $17.44/sq.ft./year
Year 5:  $18.13/sq.ft./year

The Company has paid a $75,000 security deposit. See Exhibit 10.1 for a copy of the lease agreement.

Phage vacated its former laboratory facility in November, 1999 and rented space at BioReseach Labs, Inc., located in Redmond, Washington, which is owned by John Majnarich, PhD., an advisor of Phage (see . Item 5 "Collaborative Relationships" on page 18 for Dr. Majnarich's resume). Phage was able to rent space at BioResearch Labs, Inc. as part of the $5,000 per month paid to Dr. Majnarich to conduct research and development for Phage and Phage Therapeutics. No separate monies were paid to either BioResearch Labs, Inc., nor to Dr. Majnarich for the rental of space by Phage. Prior to this arrangement, Phage Therapeutics had entered a lease agreement effective May 1, 1997 which was to expire April 2002. In November, 1999 Phage Therapeutics received from the lessor a release from the remaining term of the lease in exchange for payments of $35,000, $23,242 and $19,370 to be made on March 20, 2000, June 10, 2000 and September 10, 2000 respectively. These amounts totaling $77,612 represent unpaid rent of approximately $54,000 (for four months) plus a penalty for lease termination. All amounts have been included in the Consolidated Financial Statements as of December 31, 1999 and are included in rent expense and recorded as a liability at December 31, 1999. This lease was for approximately 17,000 square feet in Bothell, Washington. From December 15, 1999 to November 15, 2000, Phage rented office space to do administrative work at 19110 Bothell Way NE, Suite 103, Bothell, Washington, 98011 for $1,000 per month. The Company had this temporary office space to do administrative work. Since Phage and Phage Therapeutics has moved into its new laboratory facilities, it no longer rents this separate office space. The new lab facility will be used to conduct research on the discovery of new products, to conduct supportive development work on Phage's products, and for office administration.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Security Ownership of Beneficial Owners
---------------------------------------

The following table sets forth the security and beneficial ownership for the common stock of Phage known by the Company to have more than five (5%) of the voting securities as of January 17, 2001. Unless otherwise indicated, Phage believes that the persons named in the table below, based on information furnished by such owners, have sole voting and investment power with respect to the Common Stock beneficially owned by them, subject to community property laws, where applicable.

--------------------- ------------------------------------ ---------------------------------------------------------

                      Name and Address of Beneficial              Amount and Nature of Beneficial Ownership
                      Owner
--------------------- ------------------------------------ ---------------------------------------------------------

Title of Class                                                   Number                     Percentage
--------------------- ------------------------------------ ------------------- -------------------------------------

Common                Alpha Securities International            750,000                        6.9%
                      PO Box 30568 SMB
                      Grand Cayman, Cayman Islands, BWI
--------------------- ------------------------------------ ------------------- -------------------------------------

Common                Caorral Enterprises Ltd.                  598,857                        5.5%
                      PO Box 1792 GT,
                      Grand Cayman, Cayman Islands, BWI
--------------------- ------------------------------------ ------------------- -------------------------------------

Common                GIG Limited                              1,250,000                      11.47%
                      105 Marbel Drive
                      Grand Cayman, Cayman Islands, BWI
--------------------- ------------------------------------ ------------------- -------------------------------------

Common                Ricardo Requena                           688,950                       6.32%
                      25 de Mayo 444 Piso 2
                      11000 Montevideo, Uruguay
--------------------- ------------------------------------ ------------------- -------------------------------------

Common                Robert Miller (1)                         485,714                       4.50%
                      1645 South Miami Avenue
                      Miami, Florida 33129
--------------------- ------------------------------------ ------------------- -------------------------------------
Common                Auron 2000 Inc.(1)                        457,143                       4.20%
                      601 Brickell Key Drive, Suite 802
                      Miami, FL 33131
--------------------- ------------------------------------ ------------------- -------------------------------------

1.       Mr. Robert Miller owns 100% of Auron 2000, Inc., therefore is the beneficial owner of the Auron 2000,
         Inc. shares for a total of 942,857 common shares or 8.65% of the total issued and outstanding.  Shares owned by Mr. Robert Miller and Auron 2000, Inc. are listed separately in the above table.

Security Ownership of Management
--------------------------------

The following table sets forth the beneficial ownership for each class of equity securities of Phage beneficially owned by all directors and officers of the Company as of January 17, 2001.


--------------------- ------------------------------------ ---------------------------------------------------------

                      Name and Address of Beneficial              Amount and Nature of Beneficial Ownership
                      Owner
--------------------- ------------------------------------ ---------------------------------------------------------

Title of Class                                                       Number(1)                     Percentage
--------------------- ------------------------------------ ---------------------------------------------------------



Common              Richard Honour, Chief Executive Officer,              100,000                    0.91%
                    President and Secretary                             500,000 (3)                   ----
                    19211 64th Place NE
                    Kenmore, Washington 98028
--------------------- ------------------------------------ ---------------------------------------------------------



                                       20

--------------------- ------------------------------------ ---------------------------------------------------------
Common              Darren Pylot, Chief Financial Officer                    100                     0.0009%
                    1135 West 27th Avenue                       (These shares are
                    Vancouver, British Columbia, Canada V6H     registered to Stealth
                    2B7                                         Investments Limited, 534
                                                                West Pender Street,
                                                                Vancouver, B.C., Canada
                                                                V6B 1V5, which is solely              ----
                                                                owned by Darren Pylot)

                                                                        240,000 (3)
--------------------- ------------------------------------ ---------------------------------------------------------


Common              Gaetano Morello, Chairman                           100,000                      0.91%
                    Vancouver, British Columbia                         100,000(2)                    ----
                                                                         50,000(3)                    ----

--------------------- ------------------------------------ ---------------------------------------------------------
Common              Kenneth E. Lehman, Treasurer                             0                       -----
                    Kenmore, Washington
--------------------- ------------------------------------ ---------------------------------------------------------


1.       Beneficial, including options
2.       Includes Shares to be issued on exercise of the Warrants.  Warrants expire February 22, 2002.
3.       The following options of Phage are owned by the directors, officers, advisors and control persons of the
         Company


Stock Options of Management
---------------------------


The following table lists the stock options owned by the directors, officers, advisors and control persons of the Company:



------------------------- ----------------------------------- ------------------------- ------------- --------------

     Title of Class       Name and Address of Beneficial          Number of Shares         Price       Expiration
                          Owner
------------------------- ----------------------------------- ------------------------- ------------- --------------

Common                    Richard Honour, Chief Executive             500,000           $0.55         01/03/2005
                          Officer, President and Secretary
                          19211 64th Place NE
                          Kenmore, Washington 98028
------------------------- ----------------------------------- ------------------------- ------------- --------------

Common                    Darren Pylot, Chief Financial               240,000           $0.55         01/03/2005
                          Officer
                          1135 West 27th Avenue
                          Vancouver, British Columbia,
                          Canada V6H 2B7
------------------------- ----------------------------------- ------------------------- ------------- --------------


Common                    Gaetano Morello, Chairman                    50,000           $0.75         10/10/2005
                          2975 East 4th Avenue
                          Vancouver, British Columbia,
                          Canada V5M 1I1
------------------------- ----------------------------------- ------------------------- ------------- --------------
Common                    Richard Herman                              200,000           $0.55          01/03/2005
                          15314 NE 62 Court
                          Redmond, Washington 98052
------------------------- ----------------------------------- ------------------------- ------------- --------------
Common                    Douglas I. Lee                               75,000           $0.55          01/03/2005
                          7509 42nd Avenue NE
                          Seattle, Washington 98115
------------------------- ----------------------------------- ------------------------- ------------- --------------

Common                    John J. Majnarich                            35,000           $0.75          10/10/2005
                          4785 308th Avenue SE
                          Preston, Washington 98050
------------------------- ----------------------------------- ------------------------- ------------- --------------

Common                    Deirdre (Dee) Sweeney                          0              0                  N/A
                          Redmond, Washington
------------------------- ----------------------------------- ------------------------- ------------- --------------

                                       21

------------------------- ----------------------------------- ------------------------- ------------- --------------

Common                    Kenneth E. Lehman                              0              0                  N/A
                          Kenmore, Washington
------------------------- ----------------------------------- ------------------------- ------------- --------------
Common                    Michael C. Maloney                           35,000           $0.75         10/10/2005
                          16050 NE 165th Street
                          Woodinville, Washington 98072
------------------------- ----------------------------------- ------------------------- ------------- --------------

Common                    Graham Hughes                                25,000           $0.55         01/03/2005
                          4861 Cambridge Street
                          Burnaby, BC Canada V5C 1H9
------------------------- ----------------------------------- ------------------------- ------------- --------------


Common                    Mark Patchett                                 5,000           $0.75         02/02/2005
                          309 - 1163 The High Street
                          Coquitlam, BC Canada V3B 7W2


------------------------- ----------------------------------- ------------------------- ------------- --------------

Common                    Chris Tomanik                               240,000           $0.55         01/03/2005
                          1051 Strathaven Drive,
                          North Vancouver, BC V7H 2I5
------------------------- ----------------------------------- ------------------------- ------------- --------------

Total shares subject to                                             1,405,000
options
------------------------- ----------------------------------- ------------------------- ------------- --------------

Changes in Control
------------------

Phage currently has no arrangements which may result in a change of control.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Officers of Phage

The names, ages and positions of the executive officers and directors of Phage are:

    Name                          Age        Position
    ----                          ---        --------


    Richard Honour                60         President, Chief Executive
                                             Officer, Secretary & Director
    Gaetano Morello               37         Chairman of the Board & Director
    Darren Pylot                  33         Chief Financial Officer & Director
    Kenneth Lehman                54         Treasurer


The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

In addition to the foregoing, Phage will recruit and appoint additional directors and officers as needed who have the requisite complement of skills to successfully implement the mandate of Phage.

The following describes the principal occupation of each officer and director of Phage for the previous five years:


Richard Honour, PhD. Dr. Honour was appointed President, and Chief Executive Officer on March 6, 2001 and continues to serve as Secretary and Director since his appointment August 15, 2000. Prior to Dr. Honour being appointed President and Chief Executive Officer, Dr. Honour served as Vice President of Research and Development, as well as Secretary and Director of Phage from August 15, 2000. Dr. Honour has also previously served as President and Chief Executive Officer of Phage from October 27, 1998 to December 16, 1999, and as Vice President of Research and Development and Secretary from August 15, 2000. He was President & CEO of ZymoGenetics, a company dedicated to the identification of novel proteins to treat and prevent human diseases( Seattle, WA, 1983-85) and MicroProbe Corporation, a company which uses a scanning electron microscope for qualitative and quantitative chemical analysis (Bothell, WA, 1985-90) and Executive VP for Pharmaceutical Development with Cytran, Inc., a private biopharmaceutical company dedicated to developing and commercializing small peptides for the treatment of cancer and other diseases (Kirkland, WA, 1991-95). He then worked with the investment banking firm of Chanen, Painter & Co. (Seattle, WA, 1995-97). Previously, Dr. Honour was Executive Director of a National Cancer Institute-sponsored clinical trials research program at the University of Southern California, School of Medicine (Los Angeles, CA, 1973-83), which evaluated new cancer therapeutic agents and multidisciplinary regimens, where he also held a faculty appointment. His career and experience have focused on the discovery and development of diagnostic and therapeutic products for human infectious diseases and cancer. Dr. Honour earned a Doctorate degree from the University of California (1972), where he specialized in microbiology. He is a Director for several private technology and health care companies and he is a biotechnology and health care advisor for the Washington Technology Center, University of Washington, as well as for two venture capital firms.

Gaetano Morello. Dr. Gaetano Morello was appointed Director of Phage on February 8, 2000 and appointed Chairman on March 13, 2000. He is a licensed naturopathic physician practicing in West Vancouver, British Columbia and a contributing author to several medical publications, including The American Journal of Natural Medicine. Dr. Morello lectures in Canada, the United States, Germany and Italy on the scientific basis of natural medicine. Dr. Morello has experience in the clinical applications of the scientific foundations of natural medicine. From 1992 to 1999, Dr. Morello was a medical consultant at Enzymatic Therapy Canada, Inc., an herbal supplements and vitamin producer, with its own in-house testing laboratory located at 8500 Baxter Place, Burnaby, British Columbia, Canada V5A 4T8. Also from 1992 to 1999, Dr. Morello was a Clinician at the West Vancouver Clinic of Naturopathic Medicine, a naturopathic clinic at Suite 101 - 585 16th Street, West Vancouver, British Columbia, Canada V7V 3R8. From 1999 to the present, Dr. Morello is Managing Director and President of Operations of Enzymatic Therapy Canada, Inc. and a Clinician at the NaturoMed Clinic, a naturopathic clinic located at Suite 204 - 601 West Broadway, Vancouver, British Columbia, Canada V5Z 4C2.

Darren Pylot. Mr. Pylot was appointed Chief Financial Officer on March 6, 2001 and continues to be a Director of the Company since his appointment on May 26, 1998. Prior to Mr. Pylot becoming Chief Financial Officer, Mr. Pylot held the position of President since May 26, 1998. Mr. Pylot has also served as Chief Executive Officer from March 15, 1999 to March 6, 2001. Mr. Pylot is the founder and President of Stealth Investments Corp. (a private British Columbia company which provides management services). Since 1994 he has been the President and a Director of Serena Resources Ltd., a publicly traded mineral exploration company. From January 1997 to August 1999, Mr Pylot was a Director of Stamford International Inc., a publicly traded holding company which has a controlling interest in Nanovation Technologies Inc., a company who has an exclusive license from Northwestern University for the world wide rights to the Photonic wire microvcavity laser project, and that has funded construction of a nano-fabrication laboratory on the Northwestern University campus. Mr. Pylot no longer has any affiliation with Stamford International, Inc.


Kenneth E. Lehman, B.A., MBA, was appointed Treasurer of Phage in November, 2000. Mr. Lehman is a controller with approximately 18 years of experience in managerial accounting and project management with US West Communications, Inc., a telecommunications company (1982-2000). Mr. Lehman's operational experience includes general accounting, financial statements, financial analysis, accounting policies and procedures, fixed asset management, and audits. Prior to this experience, Mr. Lehman was part of the United States Army, Finance Corps, 101st Airborne Division from 1969 to 1971. Mr. Lehman received his Bachelor of Arts in Accounting from the University of Washington in 1974 and his Masters of Business Administration, Finance and Accounting from City University in Seattle, Washington in 1986. Mr. Lehman has begun working for Phage Therapeutics as a controller on a full-time basis starting November 1, 2000.

Involvement in Other Public Companies
-------------------------------------

Mr. Darren Pylot is also the President and Director of Serena Resources Ltd. which is currently inactive. Serena Resources Ltd. has applied to the Canadian Ventures Exchange ("CDNX") for Mining Property approval and is awaiting approval from CDNX.

Involvement in Certain Legal Proceedings
---------------------------------------

Except as indicated below and/or hereinbefore, to the knowledge of Management, during the past five years, no present or former director, executive officer, or person nominated to become a director or executive officer of Phage:

     (1) Filed a petition under federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;
     (2) Was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offences);
     (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from or otherwise limiting his/her involvement in any type of business, securities or banking activities;

     (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commission or the Commodity Futures Trading Commission, to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

Directors, Executive Officers of Phage Therapeutics
---------------------------------------------------

The Board of Directors and Officers of Phage Therapeutics mirrors the current Board of Directors of Phage in composition and positions held.


Advisors and Key Employees of Phage and Phage Therapeutics
----------------------------------------------------------


Phage's management team and advisors have extensive experience in biotechnology and biopharmaceutical development, including the development of human therapeutic products. Various of the these members have direct experience in
research  management,   drug  substance  and  finished  product   pharmaceutical
manufacturing, analytical methods, pharmaceutical product development, preclinical studies design and management, FDA documentation systems, quality control and quality assurance systems, Phase I, II and III clinical investigations, pharmaceutical product corporate strategic planning, intellectual property and licensing, and corporate finance. The management team and advisors are as follows:



Richard E. Herman, PhD, is a microbial geneticist and molecular biologist with 18 years of experience in biotechnology. From 1985 to 1996, Dr. Herman was a Director of Microbial Research at Bio Techniques Laboratories, Inc. in Redmond, WA. Bio Techniques Laboratories, Inc. is in the business of developing biotherapeutics for humans and animals. From 1997 to 2000, Dr. Herman was Director of Microbiology for Phage Therapeutics, Inc. and in 2001 was appointed Vice President of Pharmaceutical Development. Dr. Herman holds a PhD degree and has worked on the interaction of bacteriophage T4 with an antibiotic resistance plasmid in E.coli. Dr. Herman has conducted research on the infective processes of Herpes Simplex Virus in nerve cells and developed cloning techniques for streptococci bacteria of importance to industrial fermentations. While Director of Microbial Research at BioTechniques Laboratories (Redmond, WA), Dr. Herman led product development, directed animal field trials (including poultry, swine, beef and dairy cattle) and patented products containing beneficial bacteria designed to improve the health of the intestinal tracts of animals and humans. Dr. Herman was awarded the PhD degree from the University of Minnesota in genetics, an MS degree in cellular biology, and a BA degree in biology. Dr. Herman has entered an employment agreement with Phage Therapeutics effective as of November 1, 2000.

Douglas I. Lee, MA, MBA, is a microbiologist and product development specialist with more than 14 years of experience in the biotechnology industry. From 1991 to 1997, Mr. Lee was a Senior Scientist and Product Technology Manager at BARD Diagnostic Sciences, Inc. in Redmond, WA. BARD Diagnostic, previously known as Bainbridge Sciences, Inc. became a subsidiary of the BARD Parent company. BARD Diagnostic specializes in making monoclonal antibody based rapid dipstick and EIA tests for cancer diagnostics. Mr. Lee led the discovery of the monclonal antibody and characterization of the antigen for bladder cancer. As Product Technology Manager, Mr. Lee managed the transfer of products from Research and Development to manufacturing. From 1997 to the present, Mr. Lee has been a Senior Scientist with Phage Therapeutics, Inc. Mr. Lee brings expertise in the fields of infectious disease microbiology and virology, based on past employment at the University of Washington (Department of Infectious Diseases) (1978-1983), Genetic Systems Corporation (Seattle, WA) (1983-1986), Immunex Corporation (Seattle, WA) (1986-1987), and MicroProbe Corporation (Bothell, WA) (1987-1991). In 1996, Mr. Lee earned an MBA degree from the University of Washington. Mr. Lee has entered an employment agreement with Phage Therapeutics effective as of November 1, 2000.

Deirdre (Dee) Sweeney, B.Sc., is a regulatory affairs consultant with more than 24 years of regulatory experience having worked for the Federal Drug Administration (Cincinnati District Office ) (1976-1986), Bristol-Meyers Squibb Company (Seattle, WA) (1988-1992) and most recently, NeoRx Corporation (Seattle,
WA) (1992-1997) where she held the position of Director of Regulatory Affairs. Ms Sweeney was responsible for directing all FDA and foreign health authority liaison and compliance activities related to NeoRx projects, including biologics, drugs, and a combination drug/device, with a primary focus on cancer and cardiovascular diseases. Currently, Ms Sweeney has her own regulatory consulting business, Sweeney Regulatory Consulting (Redmond, WA), which she started in 1997. Sweeney Regulatory Consulting provides regulatory services to companies engaged in the development and manufacture of biotechnology products, pharmaceuticals, and medical devices. Ms Sweeney was President of the Organization of Regulatory and Clinical Associates (ORCA) from 1999 to 2000 and is currently serving on the Board of Directors of Washington Biotechnology and Biomedical Association (WBBA) which she has served on for the past seven years. Ms Sweeney received her Bachelor of Science degree in Biology and Art from Bowling Green State University. Ms Sweeney is part of the Regulatory Affairs Professional Society and has been Regulatory Affairs Certified (RAC) since 1991. Ms Sweeney is an advisor to Phage and Phage Therapeutics. Ms Sweeney has entered a consulting agreement ("Consulting Agreement") with Phage Therapeutics International, Inc. with the term of Consulting Agreement from October 16, 2000 to October 16, 2001. The Consulting Agreement is attached as Exhibit 10.6. This Consulting Agreement provides that Ms Sweeney shall provide regulatory consulting services related to FDA requirements for submission of Investigational New Drug Applications (INDs) to conduct clinical studies used to support the development and marketing of Phage and Phage Therapeutics' products. Ms Sweeney has also signs a Confidential Disclosure Agreement with Phage to protect Phage and Phage Therapeutics' confidential information.

Collaborative Relationships
---------------------------

In addition to Phage Therapeutics's biotechnology business and laboratory operations in Washington, Phage Therapeutics collaborates with several academic research groups and universities for the evaluation and characterization of bacteriophage that represent an important source of Phage's bacteriophage technology and products. Phage Therapeutics is initiating individual consulting and advisory agreements with certain of these key investigators including:



Michael C. Maloney, RAC, Advisor, is a regulatory professional with more than 21 years of United States and international experience in the commercialization of medical products. Mr. Maloney is currently President and Chief Executive Officer of La Haye Laboratories, Inc., Redmond, WA. Mr. Maloney has held these positions since 1995. La Haye Laboratories, Inc. is in the business of the discovery, development, and regulatory approval of new biopharmaceutical and nutraceutical compounds and products for the treatment of human diseases. From 1992 to 1995 Mr. Maloney served as Director of Regulatory Affairs at Cytran, Inc., located in Kirkland, WA. Cytran, Inc. is a pharmaceutical company in the business of the discover, development, and regulatory approval of pharmaceutical products for the treatment of immune suppression, infectious diseases and cancer. Mr. Maloney has experience in quality assurance, manufacturing, documentation, clinical investigations, product licensing and regulatory compliance. Mr. Maloney has participated in the successful introduction of a broad spectrum of medical products, including Class I, II and III medical devices, in vitro diagnostics, and critical care monitoring equipment. In addition, he has participated in the development of biological and therapeutic agents. Also, he has a broad range of experience in filing product licensing applications, including IDE, 510(k), PMA and IND applications, as well as international dossiers. He is a member of the Regulatory Affairs Professional Society (RAPS), is Regulatory Affairs Certified by RAPS, and is a member of the American Society for Quality Control.


John J. Majnarich, PhD, is a biochemist and senior research executive with more than thirty years of laboratory and management experience. Dr. Majnarich is President & Scientific Director of Bioconsultants, Inc. a division of Bio Research Laboratories of Redmond, WA. Dr. Majnarich has held these positions since 1990. Bioconsultants, Inc. and Bio Research Laboratories are contract services laboratories supporting the development of human and animal diagnostic and therapeutics products. Dr. Majnarich has special expertise in the evaluation and testing of natural and synthetic compounds for use as animal or human therapeutic products. Dr. Majnarich founded Biomed Research Laboratories, Inc. ("Biomed") of Bellevue, WA. in 1972 and continued his career as President and Scientific Director of Biomed until 1990. Dr. Majnarich developed and managed Biomed into one of the world's leading fish vaccine research and manufacturing companies. Dr. Majnarich was also Director of the Biological Division of Schick Laboratories, Seattle, WA, from 1966 to 1972 where he managed the licensing of a human therapeutic product with the United States FDA. Dr. Majnarich has more than twenty years of experience working with the USDA and the United States FDA in the development, testing and licensing of new human therapeutic products, including natural products and foods. Dr. Majnarich holds a Doctorate in Biochemistry from the University of Washington.

ITEM 6.  EXECUTIVE COMPENSATION

General
-------

Compensation is paid indirectly to Darren Pylot, as disclosed below under the sub-heading "Contractual Arrangements". Starting on November 1, 2000, Dr. Richard Honour is being paid as an employee of Phage Therapeutics at a cost of $10,000 per month. The employment agreement is attached as Exhibit 10.3. From January 1, 2000 to October 31, 2000, Dr. Honour was paid as a consultant to Phage Therapeutics at a cost of $7,000 per month. In 1998 and 1999, Dr. Richard Honour was paid as an employee of Phage Therapeutics at a salary of $144,000 per annum. Over 1998 and 1999, Dr. Honour was paid approximately $105,164 towards his salary and by the end of December 31, 1999, the Company still owed Dr. Honour $182,836 towards his salary from 1998 and 1999.

Mr. Kenneth Lehman, an officer of the Company (Treasurer) entered an employment agreement with Phage Therapeutics, Inc. as of November 1, 2000 in which Mr. Lehman receives a salary of $84,000 per year as Controller for Phage Therapeutics, Inc. Mr. Lehman also receives $17.00 per hour under another employment agreement with Phage Therapeutics, Inc., entered in November 1, 2000, for his services as a Facilities Manager. Mr. Lehman does not receive compensation for his duties as Treasurer.


None of the other Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of Phage. Phage does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year, other than pursuant to the granting of stock options.

Contractual Arrangements
------------------------


Since September 1, 1998, Phage has had a management agreement ("Management Agreement") with Stealth Investment Corp., a British Columbia company, to provide day to day management services to Phage. Phage pays Stealth Investments Corp. for providing management services to the Company at a monthly fee of $15,000. Stealth Investments Corp. is a privately held British Columbia registered company in which Mr. Darren Pylot is the sole officer, director and shareholder. Mr. Pylot is also the Chief Financial Officer and a Director of Phage. Stealth Investments Corp. was incorporated in the Province of British Columbia, Canada on October 29, 1996 under the name "530021 B.C. Ltd. and changed its name to "Stealth Investments Corp. on May 12, 1998. The latest Management Agreement, which was executed November 1, 2000 is attached as Exhibit 10.4.

The Management Agreement, which became effective as of November 1, 2000, is terminable by either party with two month's notice and provides for a base fee of $ 15,000 per month plus related expenses. In the current fiscal year up to the period ending June 30, 2000, Phage has paid Stealth Investment Corp. a total of $ 60,000 under the Management Agreement. As of November 1, 2000, Phage owes $60,000 to Stealth Investment Corp.


Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to Phage for the three most recently completed financial years in respect of each of the individuals who were, the Chief Executive Officer and the other four most highly compensated executive officers of Phage whose individual total compensation for the most recently completed financial year exceeds $100,000 (collectively " the Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that the individual was not serving as such an Officer at the end of the most recently completed financial year.

--------------------------------------------------------------- ------------------------------------- --------------

Annual Compensation(1)                                                 Long Term Compensation
                                                                -------------------------------------

                                                                   Awards      Payouts
-------------------- ------ -------------- ------ ------------- ----------- ------------- ----------- --------------

Name and Principal   Year   Salary*        Bonus  Other Annual  Securities  Restricted    LTIP        All Other
Position                    ($)            ($)    Compensation  Under       Shares or     Payouts     Compensation
                                                  ($)           Option/     Restricted    ($)         ($)
                                                                SAR's       Share Units
                                                                Granted     ($)
                                                                (#)
-------------------- ------ -------------- ------ ------------- ----------- ------------- ----------- --------------

Name                 2000  $Nil            Nil        Nil         50,000      Nil           Nil         Nil
Gaetano Morello      1999   Nil            Nil        Nil         Nil         Nil           Nil         Nil
                     1998   Nil            Nil        Nil         Nil         Nil           Nil         Nil
-------------------- ------ -------------- ------ ------------- ----------- ------------- ----------- --------------

Darren Pylot(2)      2000  $Nil            Nil        Nil         240,000     Nil           Nil         Nil
                     1999   Nil            Nil        Nil         Nil         Nil           Nil         Nil
                     1998   Nil            Nil        Nil         Nil         Nil           Nil         Nil
-------------------- ------ -------------- ------ ------------- ----------- ------------- ----------- --------------


                                       26

-------------------- ------ -------------- ------ ------------- ----------- ------------- ----------- --------------
Richard Honour       2000   $10,000/mo     Nil        Nil         500,000     Nil           Nil         Nil
                     2000   $7,000/mo (3)
                     1999   12,000/mo      Nil        Nil         Nil         Nil           Nil         Nil
                     1998   12,000/mo      Nil        Nil         Nil         Nil           Nil         Nil
-------------------- ------ -------------- ------ ------------- ----------- ------------- ----------- --------------

Kenneth Lehman       2000   $7,000/mo(4)   Nil        Nil         Nil         Nil           Nil         Nil
                     1999   ----           --         --          ---         --            --          --
                     1998   ----           ---        ---         ---         ---           ---         ---
-------------------- ------ -------------- ------ ------------- ----------- ------------- ----------- --------------

1. Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% if the total of the annual salary and bonus of the named executive officers for the financial year.
2.   Mr.  Darren  Pylot is paid  $5,000 per month by Stealth  Investments  Corp.
     which in turn is paid $10,000 per month from Phage for management services.
     (See "Contractual Arrangements" on page 25).
3. As of November 1, 2000, Dr. Richard Honour is being paid as an employee of Phage Therapeutics at a salary of $10,000 per month. From January 1, 2000 to October 31, 2000, Dr. Honour was paid under an arrangement with Phage
     Therapeutics at $7,000 per month. For 1999 and 1998, Dr. Honour was paid as an employee.
4.   Mr. Kenneth Lehman joined the Company on November 1, 2000.

LONG TERM INCENTIVE PLAN (LTIP) AWARDS FOR NAMED EXECUTIVE OFFICERS

Phage has had no LTIP awards during the most recently completed financial year.

STOCK OPTION AND STOCK OPTION APPRECIATION RIGHTS (SAR'S) FOR NAMED EXECUTIVE OFFICERS

Stock Option Grants
--------------------

The following table sets forth the information regarding the stock option grants during the current fiscal year for the Chief Executive Officer and Phage's other executive officers:

------------------------------------------------------------------------------------------------------------------------
                        Stock Options Granted in Last Fiscal Year - Individual Grants
------------------------------------------------------------------------------------------------------------------------

                                       Number of Securities        Percentage of Total          Exercise Price
                                       Underlying Options Granted  Options Granted to           ($/Share)
Name and Principal Position                                        Employees in Fiscal Year
-------------------------------------- --------------------------- ---------------------------- ------------------------

Darren Pylot, Chief Financial                    240000                        17%                       0.55
Officer
-------------------------------------- --------------------------- ---------------------------- ------------------------

Gaetano Morello, Chairman                        50000                        3.6%                       0.75
-------------------------------------- --------------------------- ---------------------------- ------------------------

Richard Honour, Chief Executive                  500000                       35.6%                      0.55
Officer, President and Secretary
-------------------------------------- --------------------------- ---------------------------- ------------------------

Kenneth Lehman, Controller &                       0                            0                          0
Treasurer
-------------------------------------- --------------------------- ---------------------------- ------------------------

   Total Stock Options Issued in 2000
    to the CEO and Executive Officers           790,000                       56.2%
-------------------------------------- --------------------------- ---------------------------- ------------------------


Stock Options
-------------

The Board of Directors and shareholders of Phage have adopted an incentive stock option plan (the "Plan") providing for the granting of stock options to officers, directors, employees and key consultants of Phage and its subsidiaries or affiliates. The purpose of the Plan is to enable Phage to attract and retain persons whose efforts will assist in the future growth and success of Phage. Under the Plan, Phage is authorized to issue options up to a total of 10% of the shares of the common stock of Phage outstanding from time to time. The options under the plan are non-assignable (except in the event of death) and vest over a five year period. The vesting schedule will be determined by the Board of Directors or Administrator of the Plan. Options granted under the Plan terminate within 30 days, in respect of any optionee, in the event that such optionee ceases to be a full-time employee, director or officer of the Corporation or within six months after the death of such optionee. The Board of Directors may, at its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.


Phage has reserved 2,000,000 shares of common stock pursuant to the Stock Option Plan as approved by the shareholders on March 12, 1999. Currently, 1,405,000 stock options have been issued under the Stock Option Plan.

In addition to the foregoing, Phage anticipates it will assume the obligations of the stock option plan for Phage Therapeutics and options issued under that plan on and when it is able to acquire 100% of the issued and outstanding share capital of Phage Therapeutics. Phage is in the process of acquiring an additional 812,000 shares of Phage Therapeutics, Inc. in a series of share exchange agreements for a total ownership position of 92% of Phage Therapeutics, Inc. The Company intends to acquire 100% of Phage Therapeutics, Inc. through exercise of its statutory right of acquisition provided under the Washington Business Corporation Act Title 23B of the Revised Code of Washington. Phage Therapeutics, Inc. has granted 1,475,000 common shares pursuant to their stock option plan and none have been exercised as of the filing of this document and the Company has not taken any corporate action with regard to these outstanding options.

SARS
----

Phage has had no SARS during the most recently completed financial year.

TERMINATION OF EMPLOYMENT, CHANGE OF CONTROL, AND EMPLOYMENT CONTRACTS

Phage has no plan or arrangement in respect of compensation received or that may be received by executive officers in Phage's most recently completed or current financial year to compensate such officers in the event of the termination of employment on resignation, retirement, or change of control in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $42,000.


INDEBTEDNESS TO COMPANY OF DIRECTORS AND OFFICERS

None of the directors, senior officers or proposed nominees of management of Phage or associates or affiliates of the foregoing persons is or has been indebted to Phage at any time since the beginning of the last completed financial year of Phage.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Related Transactions
--------------------

Phage has acquired approximately 88% of issued and outstanding share capital of Phage Therapeutics through a combination of purchasing stock directly from Phage Therapeutics and through completion of a series of share exchange agreements with individual stockholders. Phage intends to pursue and enter into further share exchange agreements with the remaining stockholders of Phage Therapeutics in due course to increase its holding to 100%.


During the 1999 fiscal year, Phage received several loans from Prostar Limited, a shareholder of Phage, which totaled $140,198. The loans bear an interest of 11% per annum are repayable on demand. As of December 31, 1999 the loan totaled $145,943 including interest. As of December 31, 2000, the amount owed to Prostar is $161,407 which includes interest. None of this loan has been paid to Prostar Limited as of yet.


As stated in the section entitled "Contractual Arrangements" on page 25, Phage pays Stealth Investments Corp. for providing management services to the Company at a monthly fee of $15,000. Stealth Investments Corp. is a privately held
British Columbia registered company in which Mr. Darren Pylot is the sole officer, director and shareholder. Mr. Pylot is also the Chief Financial Officer and a Director of Phage. Stealth Investments Corp. was incorporated in the Province of British Columbia, Canada on October 29, 1996 under the name "530021 B.C. Ltd. and changed its name to "Stealth Investments Corp. on May 12, 1998. The Management Agreement is attached as Exhibit 10.4.


Except as hereinabove set forth, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to
Item 404 of Regulation S-B

ITEM 8.  LEGAL PROCEEDINGS.

Phage is not a party to any material legal proceedings, however, an individual whom Phage Therapeutics, Inc engaged on a limited basis to assist with introductions related to raising private equity capital has asserted that certain private placement funds were received by Phage Therapeutics, Inc as a result of introductions made by that individual. Phage is in the process of determining the validity of the claims asserted. Should the claims be determined valid, Phage Therapeutics will be expected to pay approximately $10,000 in cash as a finder's fee, issue 35,000 Phage Therapeutics common shares and issue warrants to purchase an additional 25,000 shares of common stock at $1.00 per share for a term of seven years. As the probability of outcome is not certain, no accrual has been made in the financial statements, nor have any shares been reserved in connection with this contingency.

Prior to inception of Phage Therapeutics, a founder entered into a consulting agreement with an individual to assist with the setup of licensing arrangements between Phage Therapeutics and certain research institutions. A dispute has arisen regarding the amount of payment required under the consulting arrangement, which terminated in June 1997. Phage's exposure in relation to this consulting agreement is a cash amount owed of approximately $17,000, 25,000 Phage Therapeutics common shares, and an option for 41,668 additional common shares of Phage Therapeutics. The $17,000 has been accrued in the financial statements. No accrual has been made in the financial statements for the shares and no shares have been reserved.

To the best of management's knowledge, no other proceedings by or against Phage has been threatened. To management's knowledge, no governmental authority is contemplating the institution of a proceeding against Phage. None of Phage's directors, officers, affiliates or beneficial owners of five percent or more of any class of Phage's voting securities are a party adverse to Phage nor do any of the foregoing individuals have a material interest adverse to Phage.

ITEM 9.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information


As of March 10, 2001, the Issuer had 10,895,444 shares of Common Stock issued and outstanding, of which 2,830,118 are free trading and the remaining 8,065,326 are restricted.

The following table shows the high and low bid quotations for Phage's common stock for each full quarterly period and month since Phage's shares were listed for trading on the OTC Bulletin Board(R). Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Phage's Common Stock was originally listed on the NASDAQ Bulletin Board as APDP in February 1998 and began trading during that month. In August 1998, the Company symbol changed to PTXX. From March 22, 2000 Phage has been trading on the Pink Sheets(R).
                                                  BID PRICES
                                                --------------
    YEAR              PERIOD                    HIGH     LOW
    2000              First Quarter             4.218    0.844
                      Second Quarter            delisted
                      Third Quarter             delisted
                      Fourth Quarter            delisted

    1999              First Quarter             0.353    0.188
                      Second Quarter            1.758    1.323
                      Third Quarter             1.666    0.969
                      Fourth Quarter            1.115    0.740

Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the NASDAQ Over-the-Counter Bulletin Board. Pursuant to the Rule, issuers who are not current with such filings are subject to de-listing pursuant to a phase-in schedule depending on each issuer's trading symbol as reported on January 4, 1999. Phage's trading symbol on January 4, 1999 was PTXX. Therefore, pursuant to the phase-in schedule, Phage was subject to de-listing on March 22, 2000. The trading symbol was appended with an "E" on March 17, 2000 and was de-listed on March 22, 2000 for failure to comply with the Eligibility Rule NASD 6530.


Dividends

The payment of dividends by Phage, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon Phage's earnings, its capital requirements and its financial condition, as well as other relevant factors. Phage has not paid a cash or stock dividend and does not anticipate paying any cash or stack dividends in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES


Since March 12, 2001, the following Common Shares have been issued and remain outstanding by the Company:


The figures in this schedule reconcile to both the audited financial statements, the records of the Company and the records of the transfer agent.


-------------------------------------------------------------------------------------------------------------

On October 31, 1997, 1,000,000 common shares were issued to Yarek Bartoz for services rendered to the Company.
Mr. Bartoz paid $1,000 for these shares.  The aggregate total for this offering was $1,000.  These shares were issued under  Regulation D,  Rule 504.


-------------------------------------------------------------------------------------------------------------
Mth/Day        Yr.   Name and Address           Quantity     Cash  or             Amount Paid on Each Share
                                                               Other
                                                           Consideration
-------------------------------------------------------------------------------------------------------------
October 31     97    Yarek  Bartosz             1000000       Services &                    $0.001
                                                               Cash
-------------------------------------------------------------------------------------------------------------

                                       29

--------------------------------------------------------------------- ----------------------------------------
On October 31, 1997,  77,000  common shares were issued to 44 investors at $0.10 per share for an aggregate of
$7,700. These shares were issued under Regulation D, Rule 504. The following is the list of investors for this offering:

-------------------------------------------------------------------------------------------------------------
   Mth/Day     Yr.   Name and Address           Quantity      Cash or             Amount Paid on Each Share
                                                               Other
                                                            Consideration
-------------------------------------------------------------------------------------------------------------
October 31     97  Chris Anger                    1000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Edward Anger                   1000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Mike Anger                    1,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Bill Archer                   2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Bonnie Archer                  1000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Karina Archer                 2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Nicole Archer                 2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Walter Archer                 1,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Milan Bartosz                 2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Miro Bartosz                  2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Kent Campbell                 2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Greg Clark                    2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Bernie De Groot               2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Debra Ann Edwards             1,500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Kenneth Brian Edward          1,500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Tammy Edwards                  1500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Edith M. Ferris                1500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Jarek Godzic                  1,500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Robert Godzic                  1500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  David Grant                   2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Norma Hanson                  2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Dean Husarik                  1,500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Colette Imbery                1,500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Keith Johanson                1,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Kevin Leggings                4,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Harjit Mand                   1,500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Ariff Manji                   2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Nazim Manji                   2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Niment Manji                  2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Peter Marotta                 3,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Stephen McCourt               2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Marion McDonald               1,500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Rueben McDonald               1,500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Barbara Ann McGowan           2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Melanie McMurray              1,500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Jim McSorley                  2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------


                                       30

-------------------------------------------------------------------------------------------------------------
October 31     97  Mavis Messerschmidt            2000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Ron Miller                    2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Asharf Mithani                2,000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Shaurioz Mithani               2000          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
37194          97  Brian Rakos                    1500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Lynette Sikora                1,500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Elaine Sulima                 1,500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------
October 31     97  Lenard Sulima                 1,500          Cash                       $0.100
-------------------------------------------------------------------------------------------------------------


On February 24, 1998, 750,000 units ("Unit" or "Units") were issued to 4 investors.  Each Unit consists of one common  share and one  purchase  share  warrant,  each whole  warrant  entitling  the holder to  purchase  one additional  common share for $1.00 on or before one year from the date of the acquisition of the units.  These
Units were issued at $0.20 per Units for an aggregate  $150,000.  These shares were issued under Regulation D,
Rule 504. The following is the list of investors for this offering:

-------------------------------------------------------------------------------------------------------------
   Mth/Day     Yr.     Name and Address         Quantity      Cash or             Amount Paid on Each Share
                                                               Other
                                                            Consideration
-------------------------------------------------------------------------------------------------------------
February 24     98 Cadaques S.A.                200,000         Cash                         0.2
-------------------------------------------------------------------------------------------------------------
February 24     98 Stratton S.A.                200,000         Cash                         0.2
-------------------------------------------------------------------------------------------------------------
February 24     98 Maria Dolores Longo          150,000         Cash                         0.2
-------------------------------------------------------------------------------------------------------------
February 24     98 Carlos Casarotti             200,000         Cash                         0.2
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

On April 8, 1998,  250,000  units  ("Unit" or "Units")  were issued to 4 investors.  Each Unit consists of one common  share and one  purchase  share  warrant,  each whole  warrant  entitling  the holder to  purchase  one additional  common share for $1.00 on or before one year from the date of the acquisition of the units.  These
Units were issued at $0.20 per Unit for an aggregate  $50,000.  These shares were issued under  Regulation  D,
Rule 504. The following is the list of investors for this offering:



-------------------------------------------------------------------------------------------------------------
   Mth/Day     Yr.     Name and Address         Quantity      Cash or             Amount Paid on Each Share
                                                               Other
                                                            Consideration
-------------------------------------------------------------------------------------------------------------
April 8         98 Alex Feldman                  25,000         Cash                         0.2
-------------------------------------------------------------------------------------------------------------
April 8         98 Christian Hevia               5,000          Cash                         0.2
-------------------------------------------------------------------------------------------------------------
April 8         98 Spacestar Enterprise         200,000         Cash                         0.2
-------------------------------------------------------------------------------------------------------------
April 8         98 Neil Ryan                     20,000         Cash                         0.2
-------------------------------------------------------------------------------------------------------------

On July 8, 1998,  200,000  warrants  ("Warrants")  were exercised by one investor.  Each Warrant  entitled the holder to purchase one common share at $1.00 per share. The aggregate of the exercise of Warrants is $200,000.
These  shares were issued under  Regulation  D, Rule 504. The  following  is the  investor who  exercised  the
Warrants:

                                                      31

-------------------------------------------------------------------------------------------------------------
   Mth/Day     Yr.     Name and Address         Quantity      Cash or             Amount Paid on Each Share
                                                               Other
                                                            Consideration
-------------------------------------------------------------------------------------------------------------
July 8          98 Spacestar Enterprise         200,000         Cash                        1.00
-------------------------------------------------------------------------------------------------------------

On July 8, 1998, 50,000 warrants ("Warrants") were exercised by one investor. Each Warrant entitled the holder to purchase one common share at $1.00 per share.  The aggregate of the exercise of Warrants is $50,000.  These shares were issued under  Regulation  D, Rule 504. The  following is the investor who  exercised the Warrants:
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
   Mth/Day     Yr.     Name and Address         Quantity      Cash or             Amount Paid on Each Share
                                                               Other
                                                            Consideration
-------------------------------------------------------------------------------------------------------------
July 30         98 Stratton S.A.                 50,000         Cash                        1.00
-------------------------------------------------------------------------------------------------------------

Beginning  September 8, 1998 to October 2, 1998,  the Company  issued  749,000 common shares to 5 investors at
$0.25 per share for an aggregate offering of $187,250.  These shares were issued under Regulation D, Rule 504.
The following is the list of investors for this offering:

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
   Mth/Day     Yr.     Name and Address         Quantity      Cash or             Amount Paid on Each Share
                                                               Other
                                                            Consideration
-------------------------------------------------------------------------------------------------------------

September 8     98 Millport Securities          200,000         Cash                        0.25
-------------------------------------------------------------------------------------------------------------
September 11    98 Middlegate Investment        200,000         Cash                        0.25
-------------------------------------------------------------------------------------------------------------
September 11    98 Middlegate Investment         40,000         Cash                        0.25
-------------------------------------------------------------------------------------------------------------
September 11    98 RFH Investments Ltd.          71,500         Cash                        0.25
-------------------------------------------------------------------------------------------------------------
October 2       98 Grayson Consulting           162,500         Cash                        0.25
-------------------------------------------------------------------------------------------------------------
October 8       98 Colony Investments            75,000         Cash                        0.25
-------------------------------------------------------------------------------------------------------------


On February 23, 1999, 9 investors  purchased  7,000,000 common shares of the Company at $0.05 per share for an aggregate of $350,000.  These shares were issued under  Regulation  D, Rule 504. The  following is the list of investors for this offering:


-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
   Mth/Day     Yr.     Name and Address         Quantity      Cash or             Amount Paid on Each Share
                                                               Other
                                                            Consideration
-------------------------------------------------------------------------------------------------------------
February 23     99 Barrington Holdings         1,000,000        Cash                        0.05
-------------------------------------------------------------------------------------------------------------
February 23     99 Vimmy, Inc.                 1,000,000        Cash                        0.05
-------------------------------------------------------------------------------------------------------------
February 23     99 Coaorral Enterprises        1,000,000        Cash                        0.05
-------------------------------------------------------------------------------------------------------------
February 23     99 High Seas Investment          775,000        Cash                        0.05
-------------------------------------------------------------------------------------------------------------
February 23     99 Eurobank Corporation        1,000,000        Cash                        0.05
-------------------------------------------------------------------------------------------------------------
February 23     99 Prostar Limited               775,000        Cash                        0.05
-------------------------------------------------------------------------------------------------------------
February 23     99 Grayson Consulting            400,000        Cash                        0.05
-------------------------------------------------------------------------------------------------------------
February 23     99 Emerald International       1,000,000        Cash                        0.05
-------------------------------------------------------------------------------------------------------------
February 23     99 Rainbow End                    50,000        Cash                        0.05
                   International
-------------------------------------------------------------------------------------------------------------



                                                      32

-------------------------------------------------------------------------------------------------------------
March 25        99 1/4 REVERSE SPLIT           2,519,000
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------

In  April  and  June of  1999,  the  Company  entered  share  exchange  agreements  with  purchasers  of Phage
Therapeutics,  Inc. stock. In exchange for 10,191,000  shares in Phage  Therapeutics,  Inc., the  stockholders received a total of 6,022,424 shares in the Company. In total there were 24 stockholders who were part of this share exchange.  These shares were issued under Regulation D, Rule 504. A total of 2,00,000 common shares have not been issued as of yet to some of the participants.  The participants with a (*) next to their name has not yet been issued their stock. The Company is currently  confirming  whether the transfer agent has received the requests. The following is the list of participants in this share exchange:

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
   Mth/Day     Yr.     Name and Address         Quantity      Cash or             Amount Paid on Each Share
                                                               Other
                                                            Consideration
-------------------------------------------------------------------------------------------------------------

April 25        99 Vimmy Inc.*                   600000        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Caorral Enterprises,          200000        Share                          0
                   Inc.*                                      Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Emerald International*      1,000,000       Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Barrington Holdings Ltd.*    200000*        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Ricardo Requena               380000        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Auron 2000, Inc.              457143        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Monika Kosaristanova           2857         Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Source Consulting              7142         Share                          0
                   International, Inc.                        Exchange
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
April 25        99 Caorral Enterprises, Inc.     598857        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Vimmy Inc.                    450000        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Barrington Holdings Ltd.      493571        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Tradewinds Investments        128571        Share                          0
                   Ltd.                                       Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Roesalare Corporation         135714        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Emerald International         325000        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Bolivar Longines S.A.         175000        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Konrad Bartelski              75000         Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
                                       33

-------------------------------------------------------------------------------------------------------------
April 25        99 Richard C. Honour             100000        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Colony Investments Ltd.       100000        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Theodore Sarniak              100000        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
April 25        99 Terra Resource                50000         Share                          0
                   Management Ltd.                            Exchange
-------------------------------------------------------------------------------------------------------------
June 10         99 John Thompson                 25000         Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
June 10         99 Robert Zuk                    50000         Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
June 10         99 Lance Dunlap                  100000        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
June 10         99 Bonnie Lindros                50000         Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
June 10         99 Carl Lindros                  100000        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
June 10         99 Graham Hughes                  5714         Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
June 10         99 Douglas Cochrane               7142         Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------
June 10         99 Storytellers Group            105714        Share                          0
                                                              Exchange
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

On April 12,  1999,  3 investors  purchased  187,500  common  shares of the Company at $0.20 per share for an aggregate of $37,500.  These shares were issued under  Regulation  D, Rule 504. The  following is the list of investors for this offering:

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
   Mth/Day     Yr.     Name and Address         Quantity      Cash or             Amount Paid on Each Share
                                                               Other
                                                            Consideration
-------------------------------------------------------------------------------------------------------------
      April 12  99 High Seas Investment          50000          Cash                         0.2
-------------------------------------------------------------------------------------------------------------
      April 12  99 Epicenter Venture             87500          Cash                         0.2
-------------------------------------------------------------------------------------------------------------
      April 12  99 Prostar Limited               50000          Cash                         0.2
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------


On September  17, 1999,  the Company  settled a debt with  Hornblower & Weeks for  placement  services to the
Company.  As settlement for the debt,  the Company issued 71, 429 common shares to Hornblower & Weeks.  These shares  were  issued  under  Regulation  D, Rule 504.  The  following  lists the  amount of shares  issued to
Hornblower & Weeks:

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
   Mth/Day     Yr.     Name and Address         Quantity      Cash or             Amount Paid on Each Share
                                                               Other
                                                            Consideration
-------------------------------------------------------------------------------------------------------------
September  17  99   Hornblower & Weeks           71429       Services -                    0.
                                                            (placement
                                                             agent  &
                                                           settlement of
                                                              debt)
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------


                                                     34

On February 11, 2000, the Company issued  1,942,858  common shares of the Company to 8 investors at $0.70 per share for an aggregate of $1,360,000.60. These shares were issued under Regulation D, Rule 506. The following is the list of investors for this offering:

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
   Mth/Day     Yr.     Name and Address         Quantity      Cash or             Amount Paid on Each Share
                                                               Other
                                                            Consideration
-------------------------------------------------------------------------------------------------------------
February 11     00 GIG Limited                   750000         Cash                         0.7
-------------------------------------------------------------------------------------------------------------
February 11     00 PROSTAR Limited               414287         Cash                         0.7
-------------------------------------------------------------------------------------------------------------
February        00 Gaba Ventures                 100000         Cash                         0.7
-------------------------------------------------------------------------------------------------------------
February 11     00 Tradewinds Investments        142857         Cash                         0.7
                   Ltd.
-------------------------------------------------------------------------------------------------------------
February 11     00 High Seas Investment Ltd.     185714         Cash                         0.7
-------------------------------------------------------------------------------------------------------------
February 11     00 Gaetano Morello               100000         Cash                         0.7
-------------------------------------------------------------------------------------------------------------
February 11     00 David G. Mills                50000          Cash                         0.7
-------------------------------------------------------------------------------------------------------------
February 11     00 RFH Investments Inc.          200000         Cash                         0.7
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

On December 13, 2000, the Company issued  2,142,857  common shares of the Company to 7 investors at $0.70 per share for an aggregate of $1,500,000. These shares were issued under Regulation D, Rule 506. The following is the list of investors for this offering:

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
   Mth/Day     Yr.     Name and Address         Quantity      Cash or             Amount Paid on Each Share
                                                               Other
                                                            Consideration
-------------------------------------------------------------------------------------------------------------
    December12  00 Robert Miller                 485714         Cash                         0.7
-------------------------------------------------------------------------------------------------------------
   December 12  00 Bolivar Longines SA           100000         Cash                         0.7
-------------------------------------------------------------------------------------------------------------
   December 12  00 Ricardo Requena               200000         Cash                         0.7
-------------------------------------------------------------------------------------------------------------
   December 12  00 Cadaques S.A.                 500000         Cash                         0.7
-------------------------------------------------------------------------------------------------------------
   December 12  00 Blanca de Longo               100000         Cash                         0.7
-------------------------------------------------------------------------------------------------------------
   December 12  00 Stratton S.A.                 257143         Cash                         0.7
-------------------------------------------------------------------------------------------------------------
   December 12  00 GIG Limited                   500000         Cash                         0.7
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
         Total                               10,895,444
-------------------------------------------------------------------------------------------------------------




Securities Purchase Agreement
-----------------------------


Phage has entered a Securities Purchase Agreement dated as of October 23, 2000 (the "Agreement") by and between Phage and seven purchasers. This Agreement is a two-step procedure. Firstly, for the purchase price of $1,500,000, the purchasers have received 2,142,857 units. Each "Unit" consists of one share of Phage's common stock with a par value of $0.001 per share (the "Common Stock") and one Common Stock purchase warrant (the "Warrant"). Every one and a half Warrants entitles the holder to acquire one additional share of Common Stock of Phage at an exercise price of $0.70 per share. This first part has occurred shortly after the signing of the Agreement. The second part of this transaction is in the process of being completed. The $1,500,000 has been received by the Company in exchange for an additional 2,142,857 Units which will be issued to the same seven purchasers. At this time, the stock has not yet been issued to the purchasers. At that time, the same purchasers agree to invest an additional $1,500,000 in exchange for an additional 2,142,857 Units. See Exhibit 10.8.


ITEM 11. DESCRIPTION OF SECURITIES.

Qualification

The following statements constitute brief summaries of Phage's Articles of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and Bylaws.

Common Stock


Phage's Articles of Incorporation authorize it to issue up to 50,000,000 shares of Common Stock, $.001 par value per share. As of March 12, 2001, the total issued and outstanding common shares is 10,895,444 held by 67 shareholders.


Liquidation Rights
------------------

Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of Phage legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights
---------------

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. Phage has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of Phage. Accordingly, future dividends, if any, will depend upon, among other considerations, Phage's need for working capital and its financial condition at the time.

Voting Rights
-------------

Holders of shares of Common Stock of Phage are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Debt and Other Securities
-------------------------

Phage is not registering any security other than its Common Stock.

Change of Control
-----------------

There are no provisions in Phage's Articles of Incorporation or Bylaws that would delay or prevent a change of control of Phage. There are no anti-takeover provisions in Phage's Articles of Incorporation or Bylaws.


Other Rights
------------

Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares of Common Stock in the event of a subsequent offering. Nevada law does not require shareholder approval for the issuance of authorized but unissued shares of Common Stock. Such issuances may be made for a variety of corporate purposes, including future private and public offerings to raise additional capital or to facilitate corporate acquisitions.

Non-Cumulative Voting
---------------------

The Common Shares of Phage do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of the Common Stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

Transfer Agent
--------------

Phage has appointed Interwest Transfer Company, Incorporated, 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117 as transfer agent for Phage's shares of the Common Stock.

Incentive Stock Options

Phage has issued incentive stock options pursuant to the 2000 Stock Option Plan to directors, officers, employees and certain professional consultants to Phage. The following table shows the break-down of the stock options issued by Phage:



   Date               Name              Price per   Amount of      Vesting Date         Expiry Date
   ----               ----             ----------  ---------       ------------         -----------
                                          Share      Shares
                                          -----     ---------
-------------------- ------------------ ---------- ------------ --------------------- ------------------


January 4, 2000      Chris Tomanik      $0.55      240000       To be determined by   January 3, 2005
                                                                the Administrator
                                                                (1)
-------------------- ------------------ ---------- ------------ --------------------- ------------------

January 4, 2000      Darren Pylot       $0.55      240000       To be determined by   January 3, 2005
                                                                the Administrator
                                                                (1)
-------------------- ------------------ ---------- ------------ --------------------- ------------------

January 4, 2000       Douglas Lee       $0.55      75000        To be determined by   January 3, 2005
                                                                the Administrator
                                                                (1)
-------------------- ------------------ ---------- ------------ --------------------- ------------------

January 4, 2000      Graham Hughes      $0.55      25000        To be determined by   January 3, 2005
                                                                the Administrator
                                                                (1)
-------------------- ------------------ ---------- ------------ --------------------- ------------------

January 4, 2000      Richard Herman     $0.55      200000       To be determined by   January 3, 2005
                                                                the Administrator
                                                                (1)
-------------------- ------------------ ---------- ------------ --------------------- ------------------

January 4, 2000      Richard Honour     $0.55      500000       To be determined by   January 3, 2005
                                                                the Administrator
                                                                (1)
-------------------- ------------------ ---------- ------------ --------------------- ------------------

February 3, 2000     Mark Patchett      $1.25      5000         To be determined by   February 2, 2005
                                                                the Administrator
                                                                (1)
-------------------- ------------------ ---------- ------------ --------------------- ------------------

October 10, 2000     Gaetano Morello    $0.75      50000        To be determined by   October 10, 2005
                                                                the Administrator
-------------------- ------------------ ---------- ------------ --------------------- ------------------

October 10, 2000     John Majnarich     $0.75      35000        To be determined by   October 10, 2005
                                                                the Administrator
                                                                (1)
-------------------- ------------------ ---------- ------------ --------------------- ------------------

October 10, 2000     Michael Maloney    $0.75      35000        To be determined by   October 10, 2005
                                                                the Administrator
                                                                (1)
-------------------- ------------------ ---------- ------------ --------------------- ------------------

1. The reason the Company has decided to issue stock options with a vesting date to be determined is because the Company anticipates issuing more stock options within the next few months to new employees that may be joining the Company. Phage believes it will determine a vesting date by March 2001 regardless of whether more stock options are issued.



Terms of the Stock Incentive Plan
---------------------------------

General. The Board of Directors and Majority Stockholders have adopted and approved a stock option plan (the "Plan"). The purpose of the Plan is to enable Phage to offer its officers, directors, employees, consultants and advisors performance-based incentives and other equity interests in Phage, thereby attracting, retaining, and rewarding such personnel. Phage believes that increased share ownership by such persons more closely aligns stockholder and employee interests by encouraging a greater focus on the profitability of Phage. There is reserved for issuance under the Plan an aggregate of 10% of shares of Common Stock of Phage issued and outstanding from time to time. All of such shares may, but need not, be issued pursuant to the exercise of incentive stock options. Options granted under the Plan may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-statutory stock options. In addition, awards of or rights to purchase shares of Phage's Common Stock ("Stock Rights") may be granted under the Plan.

Phage has reserved for issuance 1,405,000 shares of the common stock of Phage pursuant to the Stock Option Plan based on the total issued an outstanding share capital on January 4, 2000, the date the Stock Option Plan was approved by the shareholders of Phage. There are currently 1,405,000 stock options outstanding under the Stock Option Plan.

In addition to the foregoing, Phage anticipates it will assume the obligations of the stock option plan for Phage Therapeutics and options issued under that plan on and if it is able to acquire 100% of the issued and outstanding share capital of Phage Therapeutics Currently, 1,405,000 options are issued and outstanding exercisable for shares of Phage Therapeutics.

Administration. The Plan will be administered by the Board of Directors or a committee appointed by the Board of Directors (the "Administrator"). The Administrator, subject to the terms and conditions of the Plan, has authority to:

-    select the persons to whom options and Stock Rights are to be granted;
- determine the number of shares of Common Stock to be covered by each option and Stock Right granted;
-    approve forms of option agreements for use under the Plan;
-    determine the terms and conditions of any option or Stock Right;
- reduce the exercise price of any option or Stock Right if the fair market value of the Common Stock covered by such option or Stock Right has declined since the date the option or Stock Right was granted;
-    institute an option exchange program;
-    interpret the Plan and awards granted under the Plan;
- prescribe, amend and rescind rules and regulations relating to the Plan or sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;
-    modify or amend each option or Stock Right issued;
- allow optionees to satisfy withholding tax obligations by electing to have Phage withhold from the shares to be issued on exercise of an option or Stock Right that number of shares having a fair market value equal to the amount required to be withheld;
- authorize any person to execute on behalf of Phage any instrument required to effect the grant of an option or Stock Right previously granted by the Administrator; and
- make all other determinations and take all other actions necessary or advisable for the administration of the Plan.

All decisions, interpretations and other actions of the Administrator are final and binding on all holders of options and Stock Rights.

Eligibility; Limitations of Options. Non-statutory stock options and Stock Rights may be granted under the Plan to employees, directors and consultants of Phage or any parent or subsidiary of Phage. Incentive stock options may be granted only to employees. Section 162(m) of the Code places limits on the deductibility for federal income tax purposes of compensation paid to certain executive officers of Phage. In order to preserve Phage's ability to deduct the compensation income associated with options granted to such persons, the Plan provides that no employee may be granted, in any fiscal year of Phage, options to purchase more than 1,000,000 shares of Common Stock plus options to purchase up to an additional 1,000,000 shares of Common Stock in connection with such employee's initial commencement of service to Phage.

Terms and Conditions of Options. Options granted under the Plan are subject to additional terms and conditions under the individual option agreement. These terms and conditions include:

- Exercise Price. The Administrator will determine the exercise price of options granted at the time of grant. The exercise of an incentive stock option may not be less than 100% of the fair market value of the Common Stock on the date such option is granted; provided, however, the exercise of an incentive stock option granted to a 10% stockholder may not be less than 110% of the fair market value of the Common Stock on the date such option is granted. The fair market value of the Common Stock is generally determined with reference to the closing sale price for the Common Stock (or the closing bid if no sales were reported) on the last market trading day prior to the date the option is granted. The exercise price of a non-statutory stock option may be determined by the Administrator, provided however, the exercise price of a nonstatutory stock option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code may not be less than 100% of the fair market value of the Common Stock on the date of grant.
- Exercise of Option. The Administrator determines when options become exercisable, and may in its discretion, accelerate the vesting of any outstanding option.
- Form of Consideration. The means of payment for shares issued on exercise of an option is specified in each option agreement. The Plan permits payment to be made by cash, check, promissory note, other shares of Common Stock of Phage (with some restrictions), cashless exercise, a reduction in the amount of any Company liability to the optionee, any other form of consideration permitted by applicable law, or any combination thereof.
- Term of Option. The term of an incentive stock option may be no more than ten years from the date of grant; provided that in the case of an incentive stock option granted to a 10% stockholder, the term of the option may be no more than five years from the date of grant. No option may be exercised after the expiration of its term.
- Termination of Employment. If an optionee's employment, directorship or consulting relationship terminates for any reason (other than death or disability), then all options held by the optionee under the Plan expire on the earlier of (i) the date set forth in his or her notice of grant or stock option agreement or (ii) the expiration date of such option. To the extent the option is exercisable at the time of such termination, the optionee may exercise all or part of his or her option at any time before termination.
- Permanent Disability; Death. If an optionee's employment, directorship or consulting relationship terminates as a result of permanent and total disability (as defined in the Code) or death, then all options held by such optionee under the Plan will generally expire on the earlier of (i) twelve months from the date of termination of optionee's employment or (ii) the expiration date of the option. The optionee or, if applicable, the executor or other legal representative of the optionee's estate may exercise all or part of the optionee's option at any time before such expiration to the extent that the option was exercisable at the time of termination of employment.
- Non-transferability of Options. Options granted under the Plan generally are not transferable other than by will or the laws of descent and distribution, and may be exercised during the optionee's lifetime only by the optionee.
- Value Limitation. If the aggregate fair market value of all shares of Common Stock subject to an optionee's incentive stock option which are exercisable for the first time during any calendar year exceeds $100,000, the excess portion of such option will be treated as a non-statutory stock option.
- Other Provisions. The stock option agreement may contain other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator.

Stock Rights. A Stock Right may award the recipient Common Stock or may give the recipient the right to purchase Common Stock. Shares received or purchased pursuant to a Stock Right will be subject to a restricted stock agreement between Phage and the recipient. Unless the Administrator determines otherwise, the restricted stock agreement will give Phage a reacquisition option exercisable on the voluntary or involuntary termination of the recipient's employment or consulting relationship with Phage for any reason (including death and disability). The acquisition price for any shares reacquired by Phage will be the original price paid by the recipient, if any. The reacquisition option lapses at a rate determined by the Administrator. A Stock Right and the stock acquired (while restricted) is generally nontransferable other than by will or the laws of descent and distribution.

Adjustments of Options on Changes in Capitalization. In the event that the stock of Phage changes by reason of any stock split, reverse stock split, stock dividend, combination, reclassification or other similar changes in the capital structure of Phage affected without the receipt of consideration, appropriate adjustments will be made in the number and class of shares of stock subject to the Plan, the number and class of shares of stock subject to any option or Stock

Right outstanding under the Plan, and the exercise price of any such award. In the event of a liquidation or dissolution, any unexercised options will terminate. The Administrator may, in its discretion, provide that each optionee will fully vest in and have the right to exercise the optionee's option or Stock Right as to all of the optioned stock, and shall release all restrictions on any restricted stock prior to the consummation of the liquidation or dissolution. In the event of a merger, sale or share exchange of Phage into another corporation that results in a change of control of Phage, options that would have become vested within 18 months after the closing date of the merger transaction will accelerate and become fully vested on the closing of the transaction. In the event of a change of control transaction, any other outstanding options that are not accelerated would be assumed by the successor company or an equivalent option would be substituted by the successor company. If any of these options are not assumed or substituted, they would terminate.

Amendment and Termination of the Plan. The Administrator may amend, alter, suspend or terminate the Plan, or any part of the Plan, at any time and for any reason. No such action by the Board or stockholders may alter or impair any option or Stock Right previously granted under the Plan without the written consent of the optionee/recipient. Unless terminated earlier, the Plan will terminate ten years from the date of its approval by the stockholders or the Board, whichever is earlier.

Federal Income Tax Consequences of Options - Incentive Stock Options. An optionee who is granted an incentive stock option does not generally recognize taxable income at the time the option is granted or on its exercise, although the exercise may subject the optionee to the alternative minimum tax. On a disposition of the shares more than two years after grant of the option and one year after exercise of the option, any gain or loss is treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee recognizes ordinary income at the time of disposition equal to the difference between the exercise price and the lower of:

o    the fair market value of the shares at the date of the option exercise; or
o    the sale price of the shares.

Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income is treated as long-term or short-term capital gain or loss, depending on the holding period. A different rule for measuring ordinary income on such a premature disposition may apply if the optionee is an officer, director, or 10% stockholder of Phage. Phage is entitled to a deduction in the same amount as the ordinary income recognized by the optionee.

Federal Income Tax Consequences of Options - Non-statutory Stock Options. An optionee does not recognize any taxable income at the time he or she is granted a non-statutory stock option. On exercise, the optionee recognizes taxable income generally by the excess of the then fair market value of the shares over the exercise price. Any taxable income recognized in connection with an option exercise by an employee of Phage is subject to tax withholding by Phage. Phage is entitled to a deduction in the same amount as the ordinary income recognized by the optionee. On a disposition of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.


Stock Rights. Restricted stock is generally acquired pursuant to Stock Rights. At the time of acquisition, restricted stock is subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code. As a result, the recipient will not generally recognize ordinary income at the time of acquisition. Instead, the recipient will recognize ordinary income on the dates when the stock ceases to be subject to a substantial risk of forfeiture. The stock will generally cease to be subject to a substantial risk of forfeiture when it is no longer subject to Phage's right to reacquire the stock on the recipient's termination of employment with Phage. At such times, the recipient will recognize ordinary income measured as the difference between the purchase price (if any) and the fair market value of the stock on the date the stock is no longer subject to a substantial risk of forfeiture. The purchaser may accelerate to the date of acquisition his or her recognition of ordinary income, if any, and the beginning of any capital gain holding period, by timely filing an election pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the purchase price and the fair market value of the stock on the date of purchase and the capital gain holding period commences on such date. The ordinary income recognized by a purchaser who is an employee will be subject to tax withholding by Phage. Different rules may apply if the purchaser is also an officer, director, or 10% stockholder of Phage.


A copy of the Stock Option Plan is attached as Exhibit 10.7


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Florida law, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's Articles of Incorporation(which is not the case with Phage's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law(unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);(iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct. Under certain circumstances, Florida law provides for indemnification of Phage's officers, directors, employees and agents against liabilities that they may incur in such capacities.


In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in Phage's best interest, and were not unlawful. Unless such person is successful upon the merits in such action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified. The circumstances under which indemnification is granted in connection with an action brought on behalf of Phage is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in Phage's best interest, and must not have been adjudged liable for negligence or misconduct.

The foregoing is only a summary description and is qualified in its entirety by reference to the applicable Florida Business Corporation Act, specifically
Section 607.0850 thereof. Article X of Phage's Articles of Incorporation limits directors' personal liability to Phage or its shareholders to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, including repayment of distributions made in violation of Florida Corporate law.

Except as otherwise disclosed in "Certain Relationships and related Transactions", as of the date hereof, Phage has no contracts in effect providing any person or entity with any specific rights of indemnification although Phage's Bylaws may authorize its Board of directors to enter into and deliver such contracts to provide a person or entity with specific rights of indemnification in addition to the rights provided in the Articles of Incorporation and Bylaws to the fullest extent provided under Florida law.

Phage has no special insurance against liability although Phage's Bylaws provide that Phage may, unless prohibited by Florida law, maintain such insurance. Insofar as indemnification for liabilities arising under the securities Act, may be permitted to directors, officers and controlling persons of Phage, Phage has been advised that in the opinion of the commission, such indemnification is against public policy as expressed in the securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Phage of expenses incurred or paid by a director, officer or controlling person of Phage in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with any securities being registered, Phage will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF DIRECTORS, OFFICERS OR OTHER PERSONS CONTROLLING PHAGE FOR LIABILITIES ARISING UNDER THE SECURITIES ACT IS HELD TO BE AGAINST PUBLIC POLICY BY THE COMMISSION AND IS, THEREFORE, UNENFORCEABLE.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.


The financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial Statements on page 42

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no changes or disagreements with the accountants on accounting and financial disclosure.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

The financial statements required as a part of this Registration Statement are included beginning on the index page 35 of this Registration Statement.








                      PHAGE THERAPEUTICS INTERNATIONAL INC.






                          (A Development Stage Company)



                        CONSOLIDATED FINANCIAL STATEMENTS



                                DECEMBER 31, 1999






TABLE OF CONTENTS                                                       Page No.

Independent auditors' report                                                   1

Consolidated balance sheets                                                    2

Consolidated statements of operations                                          3

Consolidated statements of cash flows                                          4

Consolidated statements of changes in stockholders' equity                     5

Notes to the consolidated financial statements                           6 to 18

                          INDEPENDENT AUDITORS' REPORT





To the Board of Directors and Stockholders of Phage Therapeutics International Inc.
(A Development Stage Company)


We have audited the consolidated balance sheets of Phage Therapeutics International Inc. as at December 31, 1999 and 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended and for the period from inception on December 24, 1996 to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and the changes in its stockholders' equity and cash flows for the years then ended and for the period from inception on December 24, 1996 to December 31, 1999 in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that Phage Therapeutics International Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's loss from operations raises substantial doubt as to the Company's ability to continue as a going concern unless the company attains future profitable operations and/or obtains additional financing. Management's plans in regard to these matters are discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.







                                                 /s/  Davidson  & Company /s/
Vancouver, Canada                                   Chartered Accountants
August 31, 2000



PHAGE THERAPEUTICS INTERNATIONAL INC.                                                 2
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

========================================================================================


                                                                   1999            1998
                                                               -----------    -----------
ASSETS

Current
  Cash and cash equivalents                                    $     1,223    $     1,744
  Prepaid expenses and other current assets                          8,282         13,172
                                                               -----------    -----------
                                                                     9,505         14,916

Capital assets (Note 4)                                             42,520        455,542
Deposits, non-current                                                 --           13,613
                                                               -----------    -----------
                                                               $    52,025    $   484,071
==========================================================================================



LIABILITIES AND STOCKHOLDERS' EQUITY


Current

  Accounts payable                                             $   421,953    $   335,246
  Accrued liabilities                                              177,347         51,976
  Deferred rent expense                                               --           45,131
  Due to related parties (Note 9)                                  362,189         87,000
  Notes payable to related party (Note 5)                          145,943           --
                                                               -----------    -----------
                                                                 1,107,432        519,353

Minority interest                                                   (8,369)          --
                                                               -----------    -----------

                                                                 1,099,063        519,353
                                                               -----------    -----------
Stockholders' equity
  Capital stock (Note 6)
      Authorized
         50,000,000 common shares with a par value of $0.001
      Issued and outstanding
         December 31, 1998 - 5,379,993
         December 31, 1999 - 6,809,729                               6,809          5,380
  Additional paid-in capital                                     3,021,756      2,619,661
  Non-qualified stock options outstanding (Note 7)                 110,150         37,932
  Deficit accumulated during the development stage              (4,185,753)    (2,698,255)
                                                               -----------    -----------
                                                                (1,047,038)       (35,282)
                                                               -----------    -----------
                                                               $    52,025    $   484,071
==========================================================================================


Nature and continuance of operations (Note 1)

Commitments and contingencies (Note 11)

Subsequent event (Note 12)



        The accompanying notes are an integral part of these consolidated financial statements.





PHAGE THERAPEUTICS INTERNATIONAL INC.                                                        3
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS


================================================================================================


                                                        Cumulative
                                                           Amounts
                                                      From Date of
                                                      Inception on
                                                      December 24,
                                                           1996 to    Year Ended     Year Ended
                                                      December 31,    December 31,   December 31,
                                                          1999           1999           1998
                                                      -----------    -----------    -----------
EXPENSES
  General and administrative                          $ 2,825,297    $   852,238    $ 1,035,017
  Research and experimentation                            990,662        265,466        338,488
                                                      -----------    -----------    -----------
Loss before other item                                 (3,815,959)    (1,117,704)    (1,373,505)
OTHER ITEM
  Loss on disposal of capital assets                     (369,794)      (369,794)          --
                                                      -----------    -----------    -----------
Loss for the period                                   $(4,185,753)   $(1,487,498)   $(1,373,505)
================================================================================================

Basic and diluted loss per share                                     $     (0.23)   $     (0.27)
================================================================================================
Weighted average number of shares outstanding                          6,428,890      5,124,696
================================================================================================








        The accompanying notes are an integral part of these consolidated financial statements.





PHAGE THERAPEUTICS INTERNATIONAL INC.                                                                         4
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS


================================================================================================================



                                                                         Cumulative
                                                                            Amounts
                                                                       From Date of
                                                                       Inception on
                                                                       December 24,
                                                                            1996 to   Year Ended     Year Ended
                                                                       December 31,  December 31,   December 31,
                                                                             1999           1999           1998
                                                                      -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Loss for the period                                                  $(4,185,753)   $(1,487,498)   $(1,373,505)
 Adjustments to reconcile net loss to net cash used in
 operating activities:
    Amortization                                                          129,507         55,016         54,093
    Compensation expense from vesting of
      non-qualified stock options                                         110,150         72,218         31,438
    Loss on disposal of capital assets                                    369,794        369,794           --
    Interest on loan from related party                                     5,745          5,745           --
    Consulting                                                            160,000         80,000         80,000
 Change in non-cash working capital items
    Decrease (increase) in prepaid expenses
      and other current assets                                             (6,282)         6,890         57,134
    Decrease in deposits                                                     --           13,613          1,500
    Increase in accounts payable                                          382,935         47,689        212,583
    Increase in accrued liabilities                                       177,347        125,371          9,360
    Decrease in deferred rent                                                --          (45,131)        (1,673)
    Increase in due to related parties                                    362,189        275,189         87,000
                                                                      -----------    -----------    -----------

 Net cash used in operating activities                                 (2,494,368)      (481,104)      (842,070)
                                                                      -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisition of cash on purchase of subsidiary                                173            173           --
 Purchases of capital assets                                             (549,102)       (19,069)      (199,433)
                                                                      -----------    -----------    -----------

 Net cash used in investing activities                                   (548,929)       (18,896)      (199,433)
                                                                      -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from sale of capital assets                                       7,281          7,281           --
 Notes payable to related party                                           140,198        140,198           --
 Net proceeds received from stock issuances                             2,897,041        352,000      1,030,041
                                                                      -----------    -----------    -----------
 Net cash provided by financing activities                              3,044,520        499,479      1,030,041
                                                                      -----------    -----------    -----------
Change in cash position during the period                                   1,223           (521)       (11,462)
Cash and cash equivalents, beginning of period                               --            1,744         13,206
                                                                      -----------    -----------    -----------
Cash and cash equivalents, end of period                              $     1,223    $     1,223    $     1,744
================================================================================================================


Supplemental disclosure with respect to cash flows (Note 10)





        The accompanying notes are an integral part of these consolidated financial statements.



PHAGE THERAPEUTICS INTERNATIONAL INC.                                                                                              5
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


===================================================================================================================================





                                                      Common Stock
                                               --------------------------                          Non-       Deficit
                                                                                              qualified   Accumulated
                                                                             Additional           Stock    During the
                                                  Number                      Paid-in           Options   Development
                                                of Shares       Amount        Capital       Outstanding         Stage      Total
                                               -----------    -----------    -----------    -----------   -----------  -----------

Stock issued for expenses incurred by founder      571,429    $       571    $    39,429    $      --     $      --    $    40,000
Stock sold for cash - December 1996              1,785,707          1,786         98,214           --            --        100,000
Stock sold for cash - March
  through July 1997                              1,600,000          1,600        638,400           --            --        640,000
Stock sold for cash - August
  through December 1997                            735,000            735        734,265           --            --        735,000
Issuance of non-qualified stock options               --             --             --            6,494          --          6,494
Loss for the period                                   --             --             --             --      (1,324,750)  (1,324,750)
                                               -----------    -----------    -----------    -----------   -----------  -----------
Balance at December 31, 1997                     4,692,136          4,692      1,510,308          6,494    (1,324,750)     196,744


Stock sold for cash - February  through  March     165,000            165        264,835           --            --        265,000
  1998
Stock issued as compensation for
  bridge loan financing                             22,857             23         79,977           --            --         80,000
Stock sold for cash - April  through May 1998,
  net of offering expenses of $66,959              500,000            500        432,541           --            --        433,041
Contribution of capital by shareholders               --             --          300,000           --            --        300,000
Investment banking fee paid by shareholders           --             --         (300,000)          --            --       (300,000)
Advances on merger letter of intent converted
  to common stock November 1998                       --             --          332,000           --            --        332,000
Deferred compensation from non-
  qualified stock options outstanding                 --             --             --           31,438          --         31,438
Loss for the year                                     --             --             --             --      (1,373,505)  (1,373,505)
                                               -----------    -----------    -----------    -----------   -----------  -----------
Balance at December 31, 1998                     5,379,993          5,380      2,619,661         37,932    (2,698,255)     (35,282)


Advances on merger converted to
  common stock - February 1999                        --             --           50,000           --            --         50,000
Assumption of debt by parent converted
  to common stock, February 1999                      --             --          150,000           --            --        150,000
Acquisition of parent                            2,028,375          2,028        (36,873)          --            --        (34,845)
Minority interest recorded at March 25, 1999    (1,486,852)        (1,486)        16,022           --            --         14,536
Shares issued for cash and
  receivables - April 1999                         187,500            188        149,812           --            --        150,000
Shares  issued for  acquisition  of additional
shares
  of subsidiary - April 1999                       629,284            628         (6,795)          --            --         (6,167)
Shares issued for settlement of liability           71,429             71         79,929           --            --         80,000
Deferred compensation from non-
  qualified stock options outstanding                 --             --             --           72,218          --         72,218
Loss for the year                                     --             --             --             --      (1,487,498)  (1,487,498)
                                               -----------    -----------    -----------    -----------   -----------  -----------
Balance at December 31, 1999                     6,809,729    $     6,809    $ 3,021,756    $   110,150   $(4,185,753) $(1,047,038)
===================================================================================================================================














        The accompanying notes are an integral part of these consolidated financial statements.



PHAGE THERAPEUTICS INTERNATIONAL INC.                                          6
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

================================================================================

1.       NATURE AND CONTINUANCE OF OPERATIONS



         Phage Therapeutics International Inc. ("Phage", or the "Company") is a development stage company focused on the development, manufacturing and marketing of bacteriophage therapeutic agents as pharmaceutical products. The products will be developed specifically for the treatment of antibiotic-resistant and other bacterial infectious agents. The Company was originally incorporated in the State of Florida on July 8, 1997 under the name All Products Distribution Corporation, and changed its name to Phage Therapeutics International Inc. on August 19, 1998. The consolidated Company's date of inception is considered to be December 24, 1996, the date of inception of Phage Therapeutics, Inc. ("PhageTx" or the "Subsidiary"), the Company's legally owned subsidiary.



         The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 1999 the Company had a working capital deficiency of $ 1,097,927 and has incurred losses of $4,185,753 from the date of inception , December 24, 1996 to December 31, 1999. The company anticipates expending approximately $5,000,000 over the next twelve month period in pursuing its anticipated plan of operations. The Company anticipates covering these costs by additional equity financing. The Company has subsequent to the year end, completed an offering of 1,942,858 units at $0.70 per unit pursuant to Regulation D, Rule 506 of the United States Securities Act of 1933, as amended. The total proceeds of $1,360,000 received subsequent to the year end will help the Company complete its anticipated plan of operations. If the company is unable to complete its further financing requirements, it will then modify its expenditures and plan of operations to coincide with the actual financing completed. The financial statements do not include any adjustments relating to the recoverability and
         classification   of   recorded   asset   amounts  or  the  amounts  and
         classification of liabilities that might be necessary should the Company be unable to continue in existence.





2.       SIGNIFICANT ACCOUNTING POLICIES



         In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, the reported amount of revenues, and expenses for the year. Actual results in the future periods could be different from these estimates made in the current year. The following is a summary of the significant accounting policies of the Company.



         Basis of consolidation and presentation



         The consolidated financial statements include the accounts of Phage Therapeutics International Inc. and its majority-owned subsidiary Phage Therapeutics, Inc., a Washington corporation. As of December 31, 1999, the Company owned approximately 88% of the outstanding common stock of Phage Therapeutics, Inc. All significant inter-company transactions have been eliminated in consolidation.



         Effective March 25, 1999, the Company acquired 71% of the outstanding common stock of Phage Therapeutics, Inc. through a series of share exchange agreements with certain PhageTx shareholders (see Note 3). Added to the Company's previous share holdings of PhageTx, this transaction increased the Company's interest in PhageTx, to approximately 80%. As a result of this transaction, the former shareholders of PhageTx obtained control of the Company. For accounting purposes, this acquisition has been treated as a recapitalization of the Company. The accounting for this recapitalization is similar to a reverse take-over in which the financial statements presented include the accounts of PhageTx since inception (December 24, 1996) and the accounts of the company since the date of acquisition, March 25, 1999 to December 31, 1999.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                          7
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999


================================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)


         Cash and cash equivalents



         All short-term investments, which consist entirely of bank repurchase agreements and certificates of deposit, with maturities of three months or less at date of purchase are considered to be cash equivalents. The amounts are recorded at cost, which approximates fair market value.


         Capital assets


         Capital assets are recorded at cost and are amortized over their useful lives using the straight-line method, which range from three to five years.


         Research and development expenses


         Research and development costs are charged to expense as incurred.



         Accounting for impairment of long-lived assets and for long-lived assets to be disposed of


         The Company has adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). In accordance with SFAS No. 121, Long-Lived Assets to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. In the event that facts and circumstances indicate that the carrying amount of asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized. As at December 31, 1999 and 1998, the Company's analysis indicated that there was an impairment of its long-lived assets as outlined in Note 4. Management has estimated that the research and experimentation costs to date are greater than the estimated future undiscounted cash flows. Therefore, research and experimentation costs to date have been expensed during the development stage period.


         Financial instruments


         The Company's financial instruments consist of cash and cash equivalents, accounts payable, accrued liabilities, due to related parties and notes payable to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credits arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.


         Loss per share


         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of shares outstanding in the year. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares. The Company is a development stage company and has recorded a loss per share. The weighted average number of shares outstanding for 1999, 6,428,890, and 1998, 5,124,696, do not include the 85,714 (1998 -
         750,000) warrants outstanding , the stock options of 1,475,000 (1998 - 1,599,000) and the 1,942,858 common shares (1998 - 1,429,736) issued subsequent to December 31, 1999 and 1998 as their effect would be anti-dilutive.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                          8
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999


================================================================================

2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)



         Income taxes


         Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.


         Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.


         Stock-based compensation


         In October  1995,  the  Financial  Accounting  Standards  Board  issued
         Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation ("SFAS 123"). The Company adopted the disclosure-only provisions of SFAS 123, and applies Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations in accounting for its stock option plan. Accordingly, the Company's stock-based compensation expense is recognized based on the intrinsic value of the option on the date of grant. Pro forma disclosure of net loss under SFAS 123 is provided in a subsequent note to the financial statements.


         The Company records deferred compensation for the difference between the exercise price and the deemed fair value for financial reporting purposes of stock options granted. The compensation expense related to such grants is amortized over the vesting period.



         Accounting for derivative instruments and hedging instruments


         In June 1998, The Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 133 "Accounting for derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The company does not anticipate that the adoption for the statement will have a significant impact on its financial statements.


         Comprehensive income


         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in the stockholders' equity that result from recognized transactions and other economic events of the year, other than, transactions with owners in their capacity as owners. SFAS 130 is effective for the financial statements issued for the periods beginning after December 15, 1997. The adoption of SFAS 130 has no impact on the total stockholders' equity during the current year.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                          9
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

================================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)


         Segment Reporting


         In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the manner in which public companies report information about operating segments in annual and interim financial statements. The statement is effective for fiscal years beginning after December 15, 1997. The Company does not have any reporting requirements as defined by SFAS No. 131.



3.       RECAPITALIZATION


         During March 1999 the Company issued 3,393,141 common shares to acquire 71% of the issued and outstanding shares of Phage Therapeutics, Inc. (the "PhageTx Acquisition"). This transaction increased the Company's ownership of PhageTx to approximately 80%.


         As a result of this transaction the former shareholders of PhageTx acquired control over a majority of shares of the Company. Accordingly, the transaction has been treated for accounting purposes as a recapitalization of the Company and, therefore, these financial statements represent a continuation of the legal subsidiary, PhageTx, not the Company, as the legal parent. In accounting for this transaction:


          i) PhageTx is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheet at their historical book values;



          ii) Phage was formed for the sole purpose of seeking a target acquisition candidate and its net assets as of the Effective Date were negative. Accordingly, the acquisition of the Company will be accounted for by the purchase method with the net assets of the Company recorded at net book value at the date of acquisition. The net assets acquired is as follows:



               Cash and equivalents            $          173
               Account receivable                       4,000
               Accounts payable                       (39,018)
                                               ---------------
               Net assets acquired             $      (34,845)
                                               ===============



          iii) Historical cost financial statements presented are those of PhageTx, with equity amounts of PhageTx retroactively restated to reflect the number of shares received in the business combination.



          iv) The consolidated statements of operations and cash flows include PhageTx's results of operations and cash flows from December 24, 1996 (date of inception) and Phage's results of operations from the Effective Date.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         10
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999


================================================================================

4.       CAPITAL ASSETS

         =======================================================================


                                             December 31,   December 31,

                                                  1999           1998
                                               ---------    ---------
          Research and development equipment   $  48,894    $  51,009
          Computer and office equipment           84,843       84,843
          Furniture and fixtures                  26,596       26,596
          Leasehold improvements                    --         17,183
          Construction in process                   --        350,402
                                               ---------    ---------

                                                 160,333      530,033
          Accumulated amortization              (117,813)     (74,491)
                                               ---------    ---------
                                               $  42,520    $ 455,542

         =======================================================================


         Effective August 25, 1997, PhageTx entered into a contract for construction of a research and development laboratory facility. PhageTx incurred approximately $350,000 of architectural and construction fees related to the project. This amount was recorded as Construction in process. No amortization was recorded in relation to this amount, as the related facility had not yet been completed. During November 1999 PhageTx terminated its lease of the building in which the facility was to be constructed and terminated the construction project. Accordingly, all construction in process amounts previously capitalized were expensed in November 1999 as a loss on disposal of assets. No additional significant costs are expected to be incurred as a result of termination of this construction project.


         Because PhageTx terminated its facilities lease in November 1999, the leasehold improvement amounts and associated accumulated amortization have been expensed in that month as a loss on disposal of assets.


5.       NOTES PAYABLE TO RELATED PARTY




         =======================================================================



                                                       1999             1998
                                            ---------------  -----------------
         Principal amount                   $       140,198  $            -
         Accrued interest                             5,745               -
                                            ---------------  -----------------
                                            $       145,943  $            -
         =======================================================================



         During  the  year the  Company  received  several  loans  from  Prostar
         Limited, a shareholder of the Company, which totaled $140,198 at year-end. The loans bear interest at 11% per annum and are repayable on demand.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         11
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

================================================================================

6.       CAPITAL STOCK


         As a result of the PhageTx Acquisition transaction, all historical stockholders' equity amounts have been retroactively restated to reflect the number of shares received in the business combination. Accordingly, the historical equity amounts shown in the Consolidated Statement of Changes in Stockholders' Equity reflect the equity transactions completed by PhageTx, with share amounts restated to reflect the equivalent number of shares of the Company's common stock, issued in exchange for the respective shares of PhageTx stock. Equity transactions are shown as if the Company had acquired 100% of the issued and outstanding shares of PhageTx common stock, an adjustment is recorded to indicate the number of shares of the legal parent outstanding as of the date of the acquisition, and a non-controlling interest is deducted from the total share amount to reflect the number of shares of PhageTx not yet owned by the Company as of the date of the acquisition.


         At inception of PhageTx, 2,357,136 shares of common stock were issued at an average price of approximately $0.06 per share, as restated. Consideration for issuance of the shares consisted of $100,000 in cash and $40,000 as reimbursement of expenses paid on behalf of PhageTx by a founder.


         Between April 1997 and July 1997 an additional 1,600,000 shares of common stock were issued for cash consideration at a price of $0.40 per share, as restated. Under the terms of an employment agreement, the President and CEO of PhageTx was granted the right to purchase 100,000 shares of common stock (which is included in the 1,600,000 shares), at a price of $0.40 per share, as restated, representing the market price of the stock at the time employment commenced. Beginning April 1997, a monthly amount of $5,000 was withheld from salary payments as consideration for the stock purchase. All consideration related to this stock purchase had been received by PhageTx as of December 31, 1997.


         In August 1997 PhageTx initiated a financing round which raised $1.0 million. As of December 31, 1997, 735,000 shares of common stock had been issued in connection with this round at a price of $1.00 per share. Subsequent to December 31, 1997, an additional 265,000 shares of common stock were subscribed to complete the minimum specified in the offering, with 100,000 of these shares purchased by the Company. The amount paid by the Company for these shares is treated as a contribution of capital to PhageTx in the consolidated financial statements.


         During April and May 1998, PhageTx completed a private placement financing round raising an additional $500,000 to fund PhageTx's short-term operations. PhageTx engaged a placement agent to assist with the financing round. In connection with this financing, the placement agent received approximately 13% of the cash raised in the offering as commission and expense reimbursement and was to receive approximately 85,000 post-consolidated common shares, as restated of the Company. Certain founders of PhageTx transferred to the placement agent, for a total value of $300,000, the 85,000 common shares of PhageTx from their shareholdings. This transaction was recorded as a contribution of capital.


         Prior to the beginning of the financing round described above, PhageTx completed a bridge debt financing of $200,000 which consisted of promissory notes, each with a term of 40 days, paying interest at 10% per annum. These notes were repaid in April 1998. The noteholders also received, as consideration for entering into the note agreements, 22,857 shares of newly issued common stock, as restated, for a total value of $80,000.


         Between June and October 1998 Phage advanced to PhageTx a total of $332,000 as pre-payment on letters of intent to merge the two entities. Under the terms of the letters of intent, if a merger transaction was not completed within a specified period of time, the advances converted to common stock of PhageTx at a price of $1.00 per share. In November 1998, these advances were converted to PhageTx common stock. Upon restatement for the PhageTx Acquisition transaction effective March 25, 1999, this amount is treated as a contribution of capital to PhageTx by the Company.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         12
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999


================================================================================


6.       CAPITAL STOCK (cont'd...)


         During February , 1999, pursuant to the letters of intent, the advances of $50,000 to PhageTx were converted to common stock of PhageTx.


         During February 1999, certain shareholder notes payable and expenses paid by shareholders on behalf of PhageTx were assigned by the shareholders to the Company. PhageTx issued to the Company 150,000 shares of PhageTx common stock in satisfaction of the debt of $150,000. Similar to the above transaction, this amount is treated as a contribution of capital to PhageTx by the Company upon restatement for the PhageTx Acquisition transaction.


         During April 1999 the Company sold an additional 187,500 shares of common stock at a price of $0.80 per share.


         Under the terms of private placement and investment banking agreements entered into by PhageTx in March 1998, upon the completion of certain placement milestones the placement agent was to receive (1) warrants for 300,000 shares of PhageTx common stock with an exercise price of $1.25 per share for a three-year term beginning at the first public trade of PhageTx stock; and (2) upon a merger with a public company or completion of an initial public offering the placement agent would receive 500,000 shares of PhageTx common stock. These agreements were terminated in June 1998. Based on completion of the PhageTx Acquisition transaction, the former placement agent asserted that the Company was liable under the aforementioned agreements to issue common shares and warrants in satisfaction of the stated terms. During July 1999, in settlement of the liability, the Company issued to the placement agent 71,429 shares of common stock, plus warrants to purchase 85,714 shares of common stock at an exercise price of $1.25 per share until March 25, 2001. Because these shares were issued in settlement of a debt owed by PhageTx, an amount of $80,000, calculated by multiplying the number of common shares issued by a price of $1.119 per share, has been recorded as a general and administrative expense.


         Warrants


         =======================================================================

                                                          1999             1998
                                                       ---------       ---------
         Balance, beginning of year                     750,000              -
         Issued                                          85,714         750,000
         Exercised, prior to acquisition of PhageTx    (250,000)             -
         Expired                                       (500,000)             -
                                                       ---------        --------
         Balance, end of year                            85,714         750,000
         =======================================================================




         As at December 31, 1999 there were 85,714 warrants outstanding, exercisable at $1.25 per share until March 25, 2001.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         13
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

================================================================================

7.       STOCK OPTIONS


         Phage Therapeutics International Inc.


         The Board of Directors and shareholders of the Company have adopted an incentive stock option plan (the "Plan") providing for the granting of stock options to officers, directors, employees and key consultants of the Company and its subsidiaries or affiliates. The purpose of the Plan is to enable the Company to attract and retain persons whose efforts will assist in the future growth and success of the Company. Under the Plan, the Company is authorized to issue options up to a total of 10% of the shares of the common stock of the Company outstanding from time to time. The options under the plan are non-assignable (except in the event of death) and are exercisable for a term of two years. 25% of the options are eligible for exercise every six months by the optionee. Options granted under the Plan terminate within 30 days, in respect of any optionee, in the event that such optionee ceases to be a full-time employee, director or officer of the Company or within six months after the death of such optionee. The Board of Directors may, at its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.


         The Company has reserved for issuance 252,825 shares of the common stock of the Company pursuant to the Stock Option Plan based on the total issued and outstanding share capital on March 12, 1999, the date the Stock Option Plan was approved by the shareholders of the Company. There are currently no stock options outstanding under the Stock Option Plan.


         Phage Therapeutics, Inc.


         During 1997 PhageTx's Board of Directors adopted a 1997 Stock Option Plan under which an aggregate of 2,000,000 shares of common stock were reserved for grants to employees, advisors and consultants. Shareholder approval of the Plan was granted as of March 30, 1998. Options granted under this plan were designated as incentive or nonqualified at the discretion of the Plan Administrator.


         Generally, the options vest ratably over three and four-year periods. All options expire no later than ten years from the date of grant. Incentive stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at prices determined at the discretion of the Plan Administrator, but not less than 85% of the fair market value of the stock at the date of grant.


         The Plan contains a clause specifying terms of the conversion of options on a stock for stock exchange. Under the Plan, if the shareholders of PhageTx receive capital stock of another corporation ("Exchange Stock") in exchange for their shares of common stock in any transaction involving a merger, all options granted under the Plan shall be converted into options to purchase shares of Exchange Stock unless PhageTx and the corporation issuing the Exchange Stock, in their sole discretion, determine that any or all such options granted under this Plan shall not be converted into options to purchase Exchange Stock, but instead shall terminate. The amount and price of converted options shall be determined by adjusting the amount and price of the options granted under the Plan in the same proportion as used for determining the number of shares of Exchange Stock the holders of the common stock receive in such merger, consolidation, acquisition of property or stock, separation or reorganization. Unless provided otherwise in the Optionee's original individual option agreement, the vesting schedule set forth in the option agreement shall accelerate, and reflect 100% vesting immediately prior to the conversion to an option for the Exchange Stock.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         14
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

================================================================================


7.       STOCK OPTIONS (cont'd...)


         Phage Therapeutics, Inc. (cont'd...)


         As of the date of these financial statements, no corporate action has been taken with regard to the outstanding options by the Company's Board of Directors. In October 1999, management presented the Company with a proposal to exercise all outstanding options in a cashless or net exercise transaction, with subsequent conversion into common shares. The Company has not yet determined the resolution of this proposal, or how the outstanding options will be treated. In compliance with the terms of the PhageTx Plan, the vesting schedule for all remaining outstanding options has been assumed to accelerate and reflect 100% vesting as of the date of the PhageTx Acquisition.




         ======================================================================

                                             Shares                   Weighted
                                              Under                    Average
                                        Outstanding          Price    Exercise
                                            Options      Per Share       Price

         Balance at December 31, 1997     1,724,000    0.20 - 1.00        0.67
         Options granted                     75,000           1.00        1.00
         Options terminated               (200,000)    0.20 - 1.00        0.60
                                          --------
         Balance at December 31, 1998     1,599,000    0.20 - 1.00        0.69
         Options granted                    100,000           1.00        1.00
         Options terminated               (224,000)    0.20 - 1.00        0.56
                                          --------
         Balance at December 31, 1999     1,475,000    0.20 - 1.00        0.73
         ======================================================================


         As of December 31, 1999 all outstanding options were fully vested as a result of the PhageTx Acquisition transaction. No options granted have been exercised as of December 31, 1999. The weighted average contractual life of options outstanding as of December 31, 1999 was 7.9 years.


         The Company applies United States Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its Plan. Accordingly, no compensation expense has been recognized for incentive stock options issued in accordance with its stock-based compensation plan. Had compensation cost for incentive stock option awards under the Company's Plan been determined based upon the fair value at the grant date consistent with the methodology prescribed under United States Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123) the Company's net loss and loss per share would have been adjusted as follows:

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         15
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

================================================================================


7.       STOCK OPTIONS (cont'd...)


         =======================================================================



                                                      1999             1998

         Net loss
          As reported                            $    1,487,498  $     1,373,505
                                                 ===============================
          Pro-forma                              $    1,632,319  $     1,443,005
                                                 ===============================
         Basic and diluted loss per share
          As reported                            $        (0.23) $        (0.27)
                                                 ===============================

          Pro-forma                              $        (0.25) $        (0.28)
                                                 ===============================



         The Company has granted nonqualified stock options to certain consultants and advisors as compensation for their services. Consistent with the treatment prescribed by SFAS 123 regarding grants of stock options to non-employees, the Company has determined that the fair value of the nonqualified stock options granted was approximately $29,000, $20,250 and $60,900 for the years ended December 31, 1999 and December 31, 1998 and the period from inception through December 31, 1997, respectively. Because the options granted vest over three years, the period over which services are expected to be rendered, the Company has amortized the fair value of the nonqualified options granted on a straight-line basis over the three year service period of each option granted. However, because the vesting of all outstanding options has been accelerated to 100% as a result of the PhageTx Acquisition transaction, all remaining expense was amortized as of March 31, 1999. Accordingly, the Company has recorded in research and development, compensation expense of approximately $72,200, $ 31,438 and $6,494 for the years ended December 31, 1999 and December 31, 1998 and the period from inception through December 31, 1997, respectively.





         In arriving at its estimates of fair value for options granted, the Company used the Black-Scholes option pricing model with the following assumptions:

         =======================================================================



                                                     1999             1998
         Expected dividend yield                        0%               0%
         Expected stock price volatility            0.001%           0.001%
         Risk-free interest rate                     5.10%            4.63%
         Expected life of options in years            7                7


         =======================================================================


         The weighted average fair value at grant date for options granted was $0.30, $0.27 and $0.23 per option for the years ended December 31, 1999 and December 31, 1998 and the period from inception through December 31, 1997, respectively.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         16
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999


================================================================================

8.       INCOME TAXES


         The Company's total deferred tax asset is as follows:


         Net tax benefit resulting from loss carry forward       $    1,505,298
         Valuation allowance                                         (1,505,298)
                                                                 ---------------
                                                                 $          -
                                                                ================


         At December 31, 1999 the Company had net operating loss carryforwards for income tax purposes of approximately $4.4 million that will expire between 2012 and 2020. Since utilization of deferred tax assets resulting from loss carryforwards and temporary differences is dependent on future profits, which is not assured, a valuation allowance equal to the deferred taxes has been provided. Utilization of the Company's tax loss carryforwards may be subject to annual limitations if there is deemed to be a change in control.


9.       RELATED PARTY TRANSACTIONS


         As of the date of inception, PhageTx entered into a management consulting agreement with Barrington Holdings Ltd., an entity affiliated with PhageTx's Chairman. Under the terms of this agreement, PhageTx paid to Barrington $7,500 per month for management services performed by the Chairman, plus reimbursement of expenses incurred for the benefit of PhageTx. Approximately $135,000 of fees and expenses were paid to Barrington in connection with this agreement from inception through its termination effective February 28, 1998.


         During 1998 and in January 1999 certain shareholders of PhageTx advanced funds to PhageTx to cover operating expenses and incurred various additional expenses on behalf of PhageTx. The amount of these expenses and advances totaled approximately $99,000 at December 31, 1998. Additional advances and expenses of $51,000 were incurred in early 1999. During January and February 1999, these shareholder advances and expenses paid by shareholders on behalf of PhageTx were assigned by the shareholders to Phage Therapeutics International Inc. In concurrent transactions, the PhageTx issued to Phage Therapeutics International Inc. 150,000 shares of PhageTx common stock, valued at $1.00 per share, in satisfaction of the debt paid by Phage.


         During the year PhageTx paid or accrued wages of $144,000 (1998 - $144,000) to the president and director of the Company. As at December 31, 1999, the Company owed $182,836.


         During the year PhageTx. paid or accrued wages of $58,815 (1998 - $ 94,500) to a former officer and director of the Company. As at December 31, 1999, the Company owed $86,154.


         On September 1, 1998, the Company entered into a management agreement with Stealth Investment Corp. ("Stealth") to provide day-to-day management services to the Company (the "Management Agreement"). A director and officer of the Company, is the sole shareholder and director of Stealth. The Management Agreement is terminable by either party with two months notice and provides for a base fee of $10,000 per month plus related expenses. Subsequent to the PhageTx acquisition, during the period from April 1, 1999 through December 31, 1999 the Company paid or accrued management fees of $45,000, consulting fees of $45,000, office rent of $18,976, office administration of $8,333 and investor relations of $1,871. As at December 31, 1999 the Company owed Stealth $93,199.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         17
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999


10.      SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS



         =======================================================================

                                                     1999             1998
         Cash paid for income taxes             $           -   $            -
         =======================================================================
         Cash paid for interest                 $           -   $            -
         =======================================================================

         The following non-cash investing and financing transactions occurred during the year ended December 31, 1998:


         a) The company issued 22,857 common shares, as restated at a deemed value of $80,000 as consideration for compensation for bridge of a loan financing.


         b) Certain founding shareholders of the Company transferred from their shareholdings approximately 85,000 common shares as restated to the agent at a deemed value of $300,000, who completed a placement of 500,000 common shares for the Company.


         The following non-cash investing and financing transactions occurred during the year ended December 31, 1999:


         a) The company issued 71,429 common shares at a deemed value of $80,000 settlement of a liability.




11.      COMMITMENTS AND CONTINGENCIES

         Lease Agreement


         Effective May 1, 1997 PhageTx entered into a noncancelable operating lease for office and research facilities, which was to expire in April, 2002. The lease contained options for two additional five-year extensions of the initial lease term, at rates to be negotiated at the beginning of the option periods. In November 1999 PhageTx received from the lessor a release from the remaining term of the lease in exchange for payments of $35,000, $23,242 and $19,370 to be made on March 20, 2000, June 10, 2000 and September 10, 2000 respectively. These amounts, totaling $77,612, represent unpaid rent of approximately $54,000 (four months) plus a penalty for lease termination. All amounts have been included in rent expense and recorded as a liability at December 31, 1999. A deposit related to this lease of $12,638, included in other non-current assets as of December 31, 1998, was expensed in the month in which the lease was terminated.


         PhageTx had recorded a deferred rent obligation of $43,657 as of October 31, 1999, which represented the excess of rent calculated on a straight-line basis over rent payments required by the terms of the lease. This deferred rent amount was to be amortized over the remaining term of the lease. Because the lease was terminated in November 1999, all remaining deferred rent was charged to rent expense in that month. Including the effects of the deposit, deferred rent expense, and additional expense upon lease termination, PhageTx recorded rent expense of approximately $117,954 and $132,000 in connection with this lease during the years ended December 31, 1999 and December 31, 1998.


         PhageTx's physical assets are currently held in a storage facility for which PhageTx pays a monthly fee. No lease agreement has been signed in connection with this storage facility, and payment is made month to month. PhageTx incurred approximately $1,700 of expense during the year ended December 31, 1999 for this facility.

PHAGE THERAPEUTICS INTERNATIONAL INC.                                         18
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999

================================================================================


11.      COMMITMENTS AND CONTINGENCIES (cont'd...)


         Contingencies


         An individual whom PhageTx engaged on a limited basis to assist with introductions related to raising private equity capital has asserted that certain private placement funds were received by PhageTx as a result of introductions made by that individual. The Company is in the process of determining the validity of the claims asserted. Should the claims be determined valid, PhageTx would be expected to pay approximately $10,000 in cash as a finder's fee, issue 35,000 PhageTx common shares, and issue warrants to purchase an additional 25,000 shares of common stock at $1.00 per share for a term of seven years. As the probability of outcome is not certain, no accrual has been made in the financial statements nor shares reserved in connection with this contingency.


         Prior to inception of PhageTx, a founder entered into a consulting agreement with an individual to assist with the setup of licensing arrangements between PhageTx and certain research institutions. A dispute has arisen regarding the amount of payment required under the consulting arrangement, which terminated in June 1997. The Company's exposure in relation to this consulting agreement is a cash amount owed of approximately $17,000, which has been accrued in the financial statements, 25,000 PhageTx common shares, and an option for 41,668 additional common shares of PhageTx. As the probability of outcome is not certain, no accrual has been made in the financial statements for the common shares and the option for additional common shares.


12.      SUBSEQUENT EVENT


         In March 2000, the Company issued pursuant to a private placement, 1,942,858 units at $0.70 per unit, for total proceeds of $1,360,000. Each unit consisted of one common share of the Company and a warrant, which entitles the holder thereof, to purchase another common share of the Company at $1.25 per share until March 3, 2001 and $2.00 per share until March 3, 2002. The private placement was issued in accordance with Regulation D, Rule 506 of the United States Securities Act of 1933, as amended.

                      PHAGE THERAPEUTICS INTERNATIONAL INC.






                          (A Development Stage Company)





                        CONSOLIDATED FINANCIAL STATEMENTS

                                   (Unaudited)





                               SEPTEMBER 30, 2000



PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited)



===========================================================================================



                                                              September 30,   December 31,
                                                                      2000           1999
                                                               -----------    -----------
ASSETS

Current
  Cash and cash equivalents                                    $   219,353    $     1,223
  Prepaid expenses and other current assets (Note 3)               343,228          8,282
                                                               -----------    -----------
                                                                   562,581          9,505
Capital assets, net (Note 4)                                        17,182         42,520
                                                               -----------    -----------
                                                               $   579,763    $    52,025
===========================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
  Accounts payable                                             $   283,371    $   421,953
  Accrued liabilities                                              134,513        177,347
  Due to related parties                                           264,421        362,189
  Notes payable to related party (Note 5)                          157,509        145,943
                                                               -----------    -----------
                                                                   839,814      1,107,432



Minority interest                                                   (8,369)        (8,369)
                                                               -----------    -----------
                                                                   831,445      1,099,063
                                                               -----------    -----------
Stockholders' equity
  Capital stock (Note 6)
      Authorized
         50,000,000 common shares with a par value of $0.001
      Issued and outstanding
         December 31, 1999 - 6,809,729
         September 30, 2000 - 8,752,587                              8,752          6,809
  Additional paid-in capital                                     4,379,813      3,021,756
  Non-qualified stock options outstanding (Note 7)                 123,683        110,150
  Deficit accumulated during the development stage              (4,763,930)    (4,185,753)
                                                               -----------    -----------


                                                                  (251,682)    (1,047,038)
                                                               -----------    -----------
                                                               $   579,763    $    52,025

===========================================================================================
  Nature and continuance of operations (Note 1)

  Commitments and contingencies (Note 11)

  Subsequent events (Note 12)




        The accompanying notes are an integral part of these consolidated financial statements.




PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited)




==============================================================================================================================



                                           Cumulative
                                              Amounts
                                         From Date of
                                         Inception on
                                          December 24,     Three Month       Three Month         Nine Month        Nine Month
                                              1996 to     Period Ended      Period Ended       Period Ended      Period Ended
                                         September 30,    September 30,     September 30,      September 30,     September 30,
                                                 2000             2000              1999               2000              1999
                                          -----------       -----------       -----------       -----------       -----------
EXPENSES
  General and administrative              $ 3,306,961       $   182,626       $   292,650       $   481,664       $   663,471
  Research and experimentation              1,086,675            60,446            34,539            96,013           261,942
                                          -----------       -----------       -----------       -----------       -----------
Loss before other item                     (4,393,636)         (243,072)         (327,189)         (577,677)         (925,413)
OTHER ITEM

  Loss on disposal of capital assets         (370,294)             --                --                (500)             --
                                          -----------       -----------       -----------       -----------       -----------
Loss for the period                       $(4,763,930)      $  (243,072)      $  (327,189)      $  (578,177)      $  (925,413)
==============================================================================================================================

Basic and diluted loss per share                            $     (0.03)      $     (0.05)      $     (0.07)      $     (0.15)
==============================================================================================================================
Weighted average number
  of shares outstanding                                       8,752,587         6,785,919         8,212,904         6,256,027
==============================================================================================================================





        The accompanying notes are an integral part of these consolidated financial statements.





PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

=============================================================================================================

                                                              Cumulative
                                                                 Amounts
                                                            From Date of
                                                            Inception on
                                                            December 24,        Nine Month        Nine Month
                                                                 1996 to      Period Ended      Period Ended
                                                           September 30,     September 30,     September 30,
                                                                    2000              2000              1999
                                                             -----------       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Loss for the period                                        $(4,763,930)      $  (578,177)      $  (925,413)
  Adjustments to reconcile net loss to net cash used in
  operating activities:
     Amortization                                                158,554            29,047            41,799
     Compensation expense from vesting of
       non-qualified stock options                               123,683            13,533            72,218
     Loss on disposal of capital assets                          369,794              --                --
     Interest on loan from related party                          17,311            11,566              --
     Consulting                                                  160,000              --              80,000

  Change in non-cash working capital items
     (Increase) decrease in prepaid expenses
       and other current assets                                 (341,228)         (334,946)            4,835
     (Increase) decrease in deposits                                --                --                 410
     Increase (decrease) in accounts payable                     244,353          (138,582)           36,984
     Increase (decrease) in accrued liabilities                  134,513           (42,834)          (10,599)
     Increase (decrease) in deferred rent                           --                --              (1,256)
     Increase (decrease) in due to related parties               264,421           (97,768)          246,705
                                                             -----------       -----------       -----------
  Net cash used in operating activities                       (3,632,529)       (1,138,161)         (454,317)
                                                             -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of cash on purchase of subsidiary                      173              --                 173
  Purchases of capital assets                                   (552,811)           (3,709)           (1,950)
                                                             -----------       -----------       -----------

  Net cash used in investing activities                         (552,638)           (3,709)           (1,777)
                                                             -----------       -----------       -----------



                                  - continued -

        The accompanying notes are an integral part of these consolidated financial statements.




PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)



==============================================================================================


                                                  Cumulative
                                                     Amounts
                                                From Date of
                                                Inception on
                                                December 24,      Nine Month      Nine Month
                                                     1996 to    Period Ended    Period Ended
                                               September 30,   September 30,   September 30,
                                                        2000            2000            1999
                                                   ----------     ----------     ----------
Continued...
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from sale of capital assets                  7,281           --             --
  Notes payable to related party                      140,198           --          110,168
  Net proceeds received from stock issuances        4,257,041      1,360,000        352,000
                                                   ----------     ----------     ----------
  Net cash provided by financing activities         4,404,520      1,360,000        462,168
                                                   ----------     ----------     ----------
Change in cash position during the period             219,353        218,130          6,074

Cash and cash equivalents, beginning of period           --            1,223          1,744
                                                   ----------     ----------     ----------
Cash and cash equivalents, end of period           $  219,353     $  219,353     $    7,818
===========================================================================================


Supplemental disclosure with respect to cash flows (Note 10)









        The accompanying notes are an integral part of these consolidated financial statements.





PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Unaudited)

================================================================================






                                                       Common Stock
                                                --------------------------                        Non-       Deficit
                                                                                            qualified   Accumulated
                                                                             Additional         Stock     During the
                                                    Number                     Paid-in         Options   Development
                                                  of Shares      Amount        Capital     Outstanding         Stage      Total
                                                 -----------   -----------    -----------  -----------   -----------  -----------


Stock issued for expenses incurred by founder        571,429   $       571    $    39,429  $      --     $      --      $    40,000
Stock sold for cash - December 1996                1,785,707         1,786         98,214         --            --          100,000
Stock sold for cash - March  through July 1997     1,600,000         1,600        638,400         --            --          640,000
Stock sold for cash - August
 through December 1997                               735,000           735        734,265         --            --          735,000
Issuance of non-qualified stock options                 --            --             --          6,494          --            6,494
Loss for the period                                     --            --             --           --      (1,324,750)    (1,324,750)
                                                 -----------   -----------    -----------  -----------   -----------    -----------

Balance at December 31, 1997                       4,692,136         4,692      1,510,308        6,494    (1,324,750)       196,744

Stock sold for cash - February  through  March       165,000           165        264,835         --            --          265,000
   1998
Stock issued as compensation for
 bridge loan financing                                22,857            23         79,977         --            --           80,000
Stock sold for cash - April through May 1998,
 net of offering expenses of $66,959                 500,000           500        432,541         --            --          433,041
Contribution of capital by shareholders                 --            --          300,000         --            --          300,000
Investment banking fee paid by shareholders             --            --         (300,000)        --            --         (300,000)

Advances on merger letter of intent  converted
   to common stock November 1998                        --            --          332,000         --            --          332,000
Deferred compensation from non-
 qualified stock options outstanding                    --            --             --         31,438          --           31,438
Loss for the year                                       --            --             --           --      (1,373,505)    (1,373,505)
                                                 -----------   -----------    -----------  -----------   -----------    -----------
Balance at December 31, 1998                       5,379,993         5,380      2,619,661       37,932    (2,698,255)       (35,282)

Advances on merger converted to
 common stock - February 1999                           --            --           50,000         --            --           50,000
Assumption of debt by parent converted
 to common stock, February 1999                         --            --          150,000         --            --          150,000
Acquisition of parent                              2,028,375         2,028        (36,873)        --            --          (34,845)
Minority interest recorded at March 25, 1999      (1,486,852)       (1,486)        16,022         --            --           14,536
Shares issued for cash and
 receivables - April 1999                            187,500           188        149,812         --            --          150,000
Shares issued for acquisition of additional
 shares of subsidiary - April 1999                   629,284           628         (6,795)        --            --           (6,167)
Shares issued for settlement of liability             71,429            71         79,929         --            --           80,000
Deferred compensation from non-
 qualified stock options outstanding                    --            --             --         72,218          --           72,218
Loss for the year                                       --            --             --           --      (1,487,498)    (1,487,498)
                                                 -----------   -----------    -----------  -----------   -----------    -----------

Balance at December 31, 1999                       6,809,729         6,809      3,021,756      110,150    (4,185,753)    (1,047,038)

Shares issued for cash - March 2000                1,942,858         1,943      1,358,057         --            --        1,360,000
Deferred compensation from non-
 qualified stock options outstanding                    --            --             --         13,533          --           13,533
Net loss for the period                                 --            --             --           --        (578,177)      (578,177)
                                                 -----------   -----------    -----------  -----------   -----------    -----------
Balance at September 30, 2000                      8,752,587   $     8,752    $ 4,379,813  $   123,683   $(4,763,930)   $  (251,682)
====================================================================================================================================




        The accompanying notes are an integral part of these consolidated financial statements.


PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
SEPTEMBER 30, 2000

================================================================================

1.       NATURE AND CONTINUANCE OF OPERATIONS

         Phage Therapeutics International Inc. ("Phage", or the "Company") is a development stage company focused on the development, manufacturing and marketing of bacteriophage therapeutic agents as pharmaceutical products. The products will be developed specifically for the treatment of antibiotic-resistant and other bacterial infectious agents. The Company was originally incorporated in the State of Florida on July 8, 1997 under the name All Products Distribution Corporation, and changed its name to Phage Therapeutics International Inc. on August 19, 1998. The consolidated Company's date of inception is considered to be December 24, 1996, the date of inception of Phage Therapeutics, Inc. ("PhageTx" or the "Subsidiary"), the Company's legally owned subsidiary.

         The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at September 30, 2000, the Company had a working capital deficiency of $277,233 as compared to a working capital deficiency of $1,097,927 as at December 31, 1999. The Company has incurred losses of $4,763,930 from the date of inception, December 24, 1996 to September 30, 2000. The Company anticipates expending approximately $5,000,000 over the next twelve-month period in pursuing its anticipated plan of operations. The Company has completed an offering of 1,942,858 units at $0.70 per unit for total proceeds of $1,360,000 pursuant to Regulation D, Rule 506 of the United States Securities Act of 1933, as amended. Subsequent to September 30, 2000 the Company agreed to a Securities Purchase Agreement, whereby the Company agreed to issue 4,285,714 units at $0.70 per unit. The Company has received to date $1,500,000, which will help the Company complete its anticipated plan of operations. If the Company is unable to complete its further financing requirements, it will then modify its expenditures and plan of operations to coincide with the actual financing completed. The financial statements to not include any adjustments relating to the recoverability and
         classification   of   recorded   asset   amounts  or  the  amounts  and
         classification of liabilities that might be necessary should the Company by unable to continue in existence.

2.       SIGNIFICANT ACCOUNTING POLICIES

         In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, the reported amount of revenues, and expenses for the period. Actual results in the future periods could be different from these estimates made in the current period. The following is a summary of the significant accounting policies of the Company.

         Basis of consolidation and presentation

         The consolidated financial statements include the accounts of Phage Therapeutics International Inc. and its majority-owned subsidiary Phage Therapeutics, Inc., a Washington corporation. As of September 30, 2000, the Company owned approximately 88% of the outstanding common stock of Phage Therapeutics, Inc. All significant inter-company transactions have been eliminated in consolidation.

         Effective March 25, 1999, the Company acquired 71% of the outstanding common stock of Phage Therapeutics, Inc. through a series of share exchange agreements with certain PhageTx shareholders. Added to the Company's previous share holdings of PhageTx, this transaction increased the Company's interest in PhageTx, to approximately 80%. As a result of this transaction, the former shareholders of PhageTx obtained control of the Company. For accounting purposes, this acquisition has been treated as a recapitalization of the Company. The accounting for this recapitalization is similar to a reverse take-over in which the financial statements presented include the accounts of PhageTx since inception (December 24, 1996) and the accounts of the company since the date of acquisition, March 25, 1999 to September 30, 2000.

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
SEPTEMBER 30, 2000

================================================================================

2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)



         Cash and cash equivalents

         All short-term investments, which consist entirely of bank repurchase agreements and certificates of deposit, with maturities of three months or less at date of purchase are considered to be cash equivalents. The amounts are recorded at cost, which approximates fair market value.

         Financial instruments

         The Company's financial instruments consist of cash and cash equivalents, accounts payable, accrued liabilities, due to related parties and notes payable to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credits arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

         Loss per share


         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of shares outstanding in the year. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares. The Company is a development stage company and has recorded a loss per share. The weighted average number of shares outstanding disclosed on the statement of operations do not include the 2,028,572 (1999 - 85,714) warrants outstanding, the stock options of 1,285,000 (1999 -
         Nil) of Phage Txx nor the stock options of 1,475,000 (1999 - 1,475,000) of Phage Tx and the 4,285,714 common shares (1999 - 1,942,858) issued subsequent September 30, 2000 and December 31, 1999 as their effect would be anti-dilutive.


         Stock-based compensation

         In October  1995,  the  Financial  Accounting  Standards  Board  issued
         Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation ("SFAS 123"). The Company adopted the disclosure-only provisions of SFAS 123, and applies Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations in accounting for its stock option plan. Accordingly, the Company's stock-based compensation expense is recognized based on the intrinsic value of the option on the date of grant. Pro forma disclosure of net loss under SFAS 123 is provided in a subsequent note to the financial statements.

         The Company records deferred compensation for the difference between the exercise price and the deemed fair value for financial reporting purposes of stock options granted. The compensation expense related to such grants is amortized over the vesting period.

         The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force consensus in issue no. 96-18 ("EITF 96-18), "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
SEPTEMBER 30, 2000

================================================================================

3.       PREPAID EXPENSES AND OTHER CURRENT ASSETS





         =======================================================================



                                                  September 30,     December 31,

                                                       2000             1999
                                               --------------   ---------------
         Deposit to Contract Lab               $      300,000   $           -
         Other                                         43,228            8,282
                                               --------------   ---------------
                                               $      343,228   $        8,282
         =======================================================================

         On September 11, 2000, the Company entered into an agreement with INTELLIgene Expressions, Inc. for contract services to scale up manufacturing for the Company's first Bacteriophage Product.
         INTELLIgene is an Alberta company with a laboratory located in Edmonton, Alberta, Canada.

         Non-refundable deposit                           $      300,000
         Upon completion of Phase 4                               55,000
         Upon completion of Phase 5                               55,000
         Upon completion of Phase 6                               55,000
         Upon completion of Phase 7                               55,000
                                                          ---------------
                                                          $      520,000
                                                          ===============



         The deposit of $300,000 will be amortized over the first three phases, which were completed before December 31, 2000.

4.       CAPITAL ASSETS



         =======================================================================



                                               September 30,      December 31,
                                                        2000             1999
                                              --------------  ---------------
         Research and development equipment   $       48,894  $        48,894
         Computer and office equipment                88,552           84,843
         Furniture and fixtures                       26,596           26,596
                                              --------------  ---------------

                                                     164,042          160,333
         Accumulated amortization                   (146,860)        (117,813)
                                              --------------  ---------------
                                              $       17,182  $        42,520


         =======================================================================

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
SEPTEMBER 30, 2000

================================================================================

5.       NOTES PAYABLE TO RELATED PARTY



         =======================================================================




                                              September 30,     December 31,
                                                       2000             1999
                                             --------------  ---------------

         Principal amount                    $      140,198  $       140,198
         Accrued interest                            17,311            5,745
                                             --------------  ---------------
                                             $      157,509  $       145,943

         =======================================================================

         During 1999, the Company received several loans from Prostar Limited, a shareholder of the Company, which totaled $140,198 at December 31, 1999. The loans bear interest at 11% per annum and are repayable on demand.

6.       CAPITAL STOCK

         In March 2000, the Company issued pursuant to a private placement, 1,942,858 units at $0.70 per unit, for total proceeds of $1,360,000. Each unit consisted of one common share of the Company and a warrant, which entitles the holder thereof, to purchase another common share of the Company at $1.25 per share until March 3, 2001 and $2.00 per share until March 3, 2002. The private placement was issued in accordance with Regulation D, Rule 506 of the United States Securities Act of 1933, as amended.

         Warrants


         =======================================================================


                                                   September 30,    December 31,
                                                           2000            1999
                                                      ---------        ---------

         Balance, beginning of period                    85,714         750,000
         Issued                                       1,942,858          85,714
         Exercised, prior to acquisition of PhageTx          -         (250,000)
         Expired                                             -         (500,000)
                                                      ---------        ---------
         Balance, end of period                       2,028,572          85,714


         =======================================================================

         As at September 30, 2000 there were 85,714 warrants, exercisable at $1.25 per share until March 25, 2001 and 1,942,858 warrants, exercisable at $1.25 per share until March 3, 2001 and $2.00 per share until March 3, 2000.

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
SEPTEMBER 30, 2000

================================================================================

7.       STOCK OPTIONS

         Phage Therapeutics International Inc.

         Stock option plan

         In January 2000, the board of directors modified the existing stock option plan of the Company and adopted an incentive stock option plan providing for the granting of stock options to officers, directors, employees and key consultants of the Company and its subsidiaries or affiliates. Under the modified plan, the Company is authorized to issue options up to a total of 10% of the shares of the common stock of the Company outstanding from time to time. The options under the modified plan are non-assignable (except in the event of death) and are exercisable for a term of five years. Options granted under the modified plan terminate within 30 days, in respect of any optionee, in the event that such optionee ceases to be a full-time employee. The board of directors may, at its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

         SFAS 123, "Accounting for Stock-Based Compensation", encourages but does not require companies to record compensation cost for stock-based compensation employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using APB 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of quoted market price of the Company's stock at the date of the grant over the option price. No stock-based compensation has resulted from the use of this standard.

         Following is a summary of the stock option activity:



         =======================================================================



                                                                      Weighted
                                                                       Average
                                                       Number         Exercise
                                                    of Shares            Price
                                                    ---------       -----------

         Outstanding at December 31, 1999                  -        $      -
           Granted                                  1,285,000            0.55
                                                    ---------
         Outstanding at September 30, 2000          1,285,000       $    0.55

         =======================================================================

         The weighted average fair value of options granted to non-employees and consultants during the current period is approximately $0.07 per share.

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
SEPTEMBER 30, 2000

================================================================================

7.       STOCK OPTIONS

         Phage Therapeutics International Inc. (cont'd...)

         Stock option plan (cont'd...)

         Had compensation cost been recognized on the basis of fair value pursuant to SFAS 123, net loss and loss per share would have been adjusted as follows:

         =======================================================================


                                                 Three Month         Nine Month
                                                Period Ended       Period Ended
                                                September 30,      September 30,
                                                        2000               2000
                                                -------------      -------------

         Net loss
             As reported                         $  (243,072)       $  (578,187)
                                                 ============       ============

             Pro-forma                           $  (249,099)       $  (596,258)
                                                 ============       ============
         Basic and diluted loss per share
             As reported                         $     (0.03)       $     (0.07)
                                                 ============       ============
             Pro-forma                           $     (0.03)       $     (0.07)
                                                 ============       ============


         Following is a summary of the status of options outstanding at September 30, 2000:

         =======================================================================


                                 Outstanding Options         Exercisable Options
                         ----------------------------------  -------------------
                                       Weighted
                                        Average   Weighted              Weighted
                                      Remaining    Average               Average
                                    Contractual   Exercise              Exercise
         Exercise Price    Number          Life      Price     Number      Price
         -----------------------------------------------------------------------
            $0.55        1,280,000        4.3     $ 0.55         -       $   -
             1.25            5,000        4.4       1.25         -           -
                         ----------                         -------
                         1,285,000                               -



         =======================================================================



         The Company granted 545,000 options to consultants and non-employees during the current period, which are accounted for under SFAS 123 and EITF 96-18. Accordingly, using the Black-Scholes option-pricing model, the options are marked to fair value through charges to operations as stock-based compensation. Stock-based compensation recognized during the current period ended September 30, 2000 was $13,533.

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
SEPTEMBER 30, 2000

================================================================================

7.       STOCK OPTIONS

         Phage Therapeutics International Inc. (cont'd...)

         Stock option plan (cont'd...)

         The assumptions used in calculating the fair value of options granted using the Black-Scholes option-pricing model are as follows:



         Risk free interest rate                                 6.434% - 6.590%
         Expected life of the options                                    2 years
         Expected volatility                                               2.18%
         Expected dividend yield                                              -

         Phage Therapeutics, Inc.

         During 1997 PhageTx's Board of Directors adopted a 1997 Stock Option Plan under which an aggregate of 2,000,000 shares of common stock were reserved for grants to employees, advisors and consultants. Shareholder approval of the Plan was granted as of March 30, 1998. Options granted under this plan were designated as incentive or nonqualified at the discretion of the Plan Administrator.

         Generally, the options vest ratably over three and four-year periods. All options expire no later than ten years from the date of grant. Incentive stock options are exercisable at not less than the fair market value of the stock at the date of grant, and nonqualified stock options are exercisable at prices determined at the discretion of the Plan Administrator, but not less than 85% of the fair market value of the stock at the date of grant.

         The Plan contains a clause specifying terms of the conversion of options on a stock for stock exchange. Under the Plan, if the shareholders of PhageTx receive capital stock of another corporation ("Exchange Stock") in exchange for their shares of common stock in any transaction involving a merger, all options granted under the Plan shall be converted into options to purchase shares of Exchange Stock unless PhageTx and the corporation issuing the Exchange Stock, in their sole discretion, determine that any or all such options granted under this Plan shall not be converted into options to purchase Exchange Stock, but instead shall terminate. The amount and price of converted options shall be determined by adjusting the amount and price of the options granted under the Plan in the same proportion as used for determining the number of shares of Exchange Stock the holders of the common stock receive in such merger, consolidation, acquisition of property or stock, separation or reorganization. Unless provided otherwise in the Optionee's original individual option agreement, the vesting schedule set forth in the option agreement shall accelerate, and reflect 100% vesting immediately prior to the conversion to an option for the Exchange Stock.



         As of the date of these financial statements, no corporate action has been taken with regard to the outstanding options by the Company's Board of Directors. In October 1999, management presented the Company with a proposal to exercise all outstanding options in a cashless or net exercise transaction, with subsequent conversion into common shares. The Company has not yet determined the resolution of this proposal, or how the outstanding options will be treated. In compliance with the terms of the PhageTx Plan, the vesting schedule for all remaining outstanding options has been assumed to accelerate and reflect 100% vesting as of the date of the PhageTx Acquisition.

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
SEPTEMBER 30, 2000

================================================================================

7.       STOCK OPTIONS (cont'd...)

         Phage Therapeutics, Inc. (cont'd...)

         =======================================================================


                                            Shares                     Weighted
                                             Under                      Average
                                       Outstanding           Price     Exercise
                                           Options       Per Share        Price
                                       -----------------------------------------
         Balance at December 31, 1997    1,724,000    $0.20 - 1.00         0.67
             Options granted                75,000            1.00         1.00
             Options terminated          (200,000)     0.20 - 1.00         0.60
                                         --------
         Balance at December 31, 1998    1,599,000     0.20 - 1.00         0.69
             Options granted               100,000            1.00         1.00
             Options terminated          (224,000)     0.20 - 1.00         0.56
                                         --------
         Balance at December 31, 1999    1,475,000     0.20 - 1.00         0.73

         =======================================================================

         As of December 31, 1999 all outstanding options were fully vested as a result of the PhageTx Acquisition transaction. No options granted have been exercised as of December 31, 1999. The weighted average contractual life of options outstanding as of December 31, 1999 was 7.9 years.

         The Company applies United States Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its Plan. Accordingly, no compensation expense has been recognized for incentive stock options issued in accordance with its stock-based compensation plan. Had compensation cost for incentive stock option awards under the Company's Plan been determined based upon the fair value at the grant date consistent with the methodology prescribed under United States Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123) the Company's net loss and loss per share would have been adjusted as follows:



         =======================================================================

                                                               Nine Month
                                                             Period Ended
                                                            September 30,
                                                                     1999
                                                          ----------------
         Net loss
             As reported                                  $     (925,413)
                                                          ===============
             Pro-forma                                    $   (1,070,234)
                                                          ===============
         Basic and diluted loss per share
             As reported                                  $        (0.15)
                                                          ===============
             Pro-forma                                    $        (0.17)
                                                          ===============


         =======================================================================

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
SEPTEMBER 30, 2000

================================================================================

7.       STOCK OPTIONS (cont'd...)

         The Company has granted nonqualified stock options to certain consultants and advisors as compensation for their services. Consistent with the treatment prescribed by SFAS 123 regarding grants of stock options to non-employees, the Company has determined that the fair value of the nonqualified stock options granted was approximately $29,000, $20,250 and $60,900 for the years ended December 31, 1999 and December 31, 1998 and the period from inception through December 31, 1997, respectively. Because the options granted vest over three years, the period over which services are expected to be rendered, the Company has amortized the fair value of the nonqualified options granted on a straight-line basis over the three year service period of each option granted. However, because the vesting of all outstanding options has been accelerated to 100% as a result of the PhageTx Acquisition transaction, all remaining expense was amortized as of March 31, 1999. Accordingly, the Company has recorded in research and experimentation, compensation expense of approximately $72,200, $ 31,438 and $6,494 for the years ended December 31, 1999 and December 31, 1998 and the period from inception through December 31, 1997, respectively.

         In arriving at its estimates of fair value for options granted, the Company used the Black-Scholes option pricing model with the following assumptions:

         =======================================================================


                                                        1999             1998
                                                      ------           ------
         Expected dividend yield                          0%               0%
         Expected stock price volatility              0.001%           0.001%
         Risk-free interest rate                       5.10%            4.63%
         Expected life of options in years                7                7

         =======================================================================

         The weighted average fair value at grant date for options granted was $0.30, $0.27 and $0.23 per option for the years ended December 31, 1999 and December 31, 1998 and the period from inception through December 31, 1997, respectively.

8.       INCOME TAXES

         The Company's total deferred tax asset is as follows:



         Net tax benefit resulting from loss carry forward     $    1,505,298
         Valuation allowance                                       (1,505,298)
                                                               ---------------
                                                               $           -
                                                               ===============


         At December 31, 1999 the Company had net operating loss carryforwards for income tax purposes of approximately $4.4 million that will expire between 2012 and 2020. Since utilization of deferred tax assets resulting from loss carryforwards and temporary differences is dependent on future profits, which is not assured, a valuation allowance equal to the deferred taxes has been provided. Utilization of the Company's tax loss carryforwards may be subject to annual limitations if there is deemed to be a change in control.

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
SEPTEMBER 30, 2000

================================================================================

9.       RELATED PARTY TRANSACTIONS

         As of the date of inception, PhageTx entered into a management consulting agreement with Barrington Holdings Ltd., an entity affiliated with PhageTx's Chairman. Under the terms of this agreement, PhageTx paid to Barrington $7,500 per month for management services performed by the Chairman, plus reimbursement of expenses incurred for the benefit of PhageTx. Approximately $135,000 of fees and expenses were paid to Barrington in connection with this agreement from inception through its termination effective February 28, 1998.

         During 1998 and in January 1999 certain shareholders of PhageTx advanced funds to PhageTx to cover operating expenses and incurred various additional expenses on behalf of PhageTx. The amount of these expenses and advances totaled approximately $99,000 at December 31, 1998. Additional advances and expenses of $51,000 were incurred in early 1999. During January and February 1999, these shareholder advances and expenses paid by shareholders on behalf of PhageTx were assigned by the shareholders to Phage Therapeutics International Inc. In concurrent transactions, the PhageTx issued to Phage Therapeutics International Inc. 150,000 shares of PhageTx common stock, valued at $1.00 per share, in satisfaction of the debt paid by Phage.

         During the period PhageTx paid or accrued wages of $56,000 (1999 - $108,000) to the president and director of the Company. As at September 30, 2000, the Company owed $81,375 (1999 - $182,836).

         During the period PhageTx. paid or accrued wages of $Nil (1999 - $58,815) to a former officer and director of the Company. As at September 30, 2000, the Company owed $61,169 (1999- $86,154).

         On September 1, 1998, the Company entered into a management agreement with Stealth Investment Corp. ("Stealth") to provide day-to-day management services to the Company (the "Management Agreement"). A director and officer of the Company, is the sole shareholder and director of Stealth. The Management Agreement is terminable by either party with two months notice and provides for a base fee of $10,000 per month plus related expenses. During the period ended September 30, 2000, the Company paid or accrued management fees of $45,000 (1999 - $30,000), consulting fees of $45,000 (1999 - $30,000), office rent of
         $22,383  (1999 -  $13,483),  office  administration  of $7,622  (1999 -
         $8333) and investor relations of $1,575 (1999 - $1,871). As at September 30, 2000, the Company owed Stealth $68,368 (1999 - $93,199).

10.      SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS



         =======================================================================



                                                Nine Month       Nine Month

                                              Period Ended     Period Ended

                                             September 30,    September 30,

                                                      2000             1999
                                            --------------- ----------------
         Cash paid for income taxes         $           -   $            -
         ================================== =============== ================


         Cash paid for interest             $           -   $            -
         ================================== =============== ================

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
SEPTEMBER 30, 2000

================================================================================

10.      SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

         The following non-cash investing and financing transactions occurred during the period ended September 30, 1999:

         a) The company issued 71,429 common shares at a deemed value of $80,000 settlement of a liability.

         There were no significant non-cash transactions during the period ended September 30, 2000.

11.      COMMITMENTS AND CONTINGENCIES

         Lease Agreement

         Effective May 1, 1997 PhageTx entered into a noncancelable operating lease for office and research facilities, which was to expire in April, 2002. The lease contained options for two additional five-year extensions of the initial lease term, at rates to be negotiated at the beginning of the option periods. In November 1999 PhageTx received from the lessor a release from the remaining term of the lease in exchange for payments of $35,000, $23,242 and $19,370 which were paid on March 20, 2000, June 10, 2000 and September 10, 2000 respectively. These amounts, totaling $77,612, represent unpaid rent of approximately $54,000 (four months) plus a penalty for lease termination. All amounts have been included in rent expense and recorded as a liability at December 31, 1999. A deposit related to this lease of $12,638, included in other non-current assets as of December 31, 1998, was expensed in the month in which the lease was terminated.

         PhageTx had recorded a deferred rent obligation of $43,657 as of October 31, 1999, which represented the excess of rent calculated on a straight-line basis over rent payments required by the terms of the lease. This deferred rent amount was to be amortized over the remaining term of the lease. Because the lease was terminated in November 1999, all remaining deferred rent was charged to rent expense in that month. Including the effects of the deposit, deferred rent expense, and additional expense upon lease termination, PhageTx recorded rent expense of approximately $117,954 and $132,000 in connection with this lease during the years ended December 31, 1999 and December 31, 1998.

         PhageTx's physical assets are currently held in a storage facility for which PhageTx pays a monthly fee. No lease agreement has been signed in connection with this storage facility, and payment is made month to month. PhageTx incurred approximately $1,700 of expense during the year ended December 31, 1999 for this facility.

         Contingencies


         An individual whom PhageTx engaged on a limited basis to assist with introductions related to raising private equity capital has asserted that certain private placement funds were received by PhageTx as a result of introductions made by that individual. The Company is in the process of determining the validity of the claims asserted. Should the claims be determined valid, PhageTx would be expected to pay approximately $10,000 in cash as a finder's fee, issue 35,000 PhageTx common shares, and issue warrants to purchase an additional 25,000 shares of common stock at $1.00 per share for a term of seven years. As the probability of outcome is not certain, no accrual has been made in the financial statements nor shares reserved in connection with this contingency.

PHAGE THERAPEUTICS INTERNATIONAL INC.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
SEPTEMBER 30, 2000

================================================================================



11.      COMMITMENTS AND CONTINGENCIES (cont'd...)

         Contingencies (cont'd...)

         Prior to inception of PhageTx, a founder entered into a consulting agreement with an individual to assist with the setup of licensing arrangements between PhageTx and certain research institutions. A dispute has arisen regarding the amount of payment required under the consulting arrangement, which terminated in June 1997. The Company's exposure in relation to this consulting agreement is a cash amount owed of approximately $17,000, which has been accrued in the financial statements, 25,000 PhageTx common shares, and an option for 41,668 additional common shares of PhageTx. As the probability of outcome is not certain, no accrual has been made in the financial statements for the common shares and the option for additional common shares.



12.      SUBSEQUENT EVENT

         The following events occurred subsequent to September 30, 2000:

         a) In October 2000, the Company entered into a Securities Purchase Agreement with seven purchasers for $3,000,000 paid to the Company in exchange for 4,285,714 units. Each unit consists of one common share of the Company and one common share purchase warrant. For every one and half warrants, the holder thereof, will be entitled to acquire an additional common stock of the Company for $0.70 per unit. The Company has received $1,500,000 as payment for the first part of this agreement and has not yet received the second payment.

         b) In October 2000, the Company entered into an agreement to lease offices and a laboratory in Bothell, Washington. The lease is for five years at $8,575 per month with a security deposit of $75,000, which has been paid.

ITEM 16. INDEX TO EXHIBITS



Item 1 - Index to Exhibits
---------------------------


3.1      Articles of Incorporation and Amendments



3.2      By-laws




10.1     Advisory Agreements



10.2     Confidentiality Agreement



10.3     Employee Agreements



10.4     Management Agreement



10.5     Property Lease Agreement



10.6     Consulting Agreement



10.7     Stock Option Plan 2000



10.8     Securities Purchase Agreement dated as of October 23, 2000




21. List of Subsidiaries, State of Incorporation, and Names under which Subsidiary Does Business



27       Financial Data Schedule



Item 2 - Description of Exhibits
--------------------------------


         The  Exhibits  required  by this item are  included as set forth in the
Exhibit Index.

                                   SIGNATURES



In accordance  with Section 12 of the  Securities  Act of 1934,  the  registrant
caused  this  registration   statement  to  be  signed  on  its  behalf  by  the
undersigned, thereunto duly authorized.





                           PHAGE THERAPEUTICS INTERNATIONAL, INC.
                           (Registrant)



                           by     /s/ Darren Pylot /s/
                           ------------------------------
                           President, CEO and Director




                           Dated:   March 13, 2001